FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 4Q09 earnings release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 30, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

Item 1

Quarterly Financial Letter
4th Quarter of Fiscal Year 2009 – Feb and Mar

Marcelo Martins, CFO & IR Officer		EBITDA of R$718.0 million, up 292.6% on FY'08

Luiz Felipe Jansen de Mello, Investor Relations Manager	■
Consolidating four months of results from Cosan Combustíveis e Lubrificantes S.A. (“CCL”, Essobrás), and despite the fact that its fiscal year consisted of 11 months, since the end of the fiscal year was changed to March 31, 2009, Cosan S.A. (BOVESPA: CSAN3) closed FY’09 with record net revenue of R$6,270.1 million, 129.2% higher than in FY’08.

■
Even including the fuel distribution business, which has lower margins and high turnover in comparison to the sugar and ethanol production business, gross margin in FY’09 was 12.7%, in line with the last fiscal year, for gross profit of R$799.4 million, 129.0% up on FY’08.

	■	Deducting the other operating expenses, but excluding depreciation and amortization (non-cash), EBITDA was R$718.0 million in FY’09, 292.6% higher than in FY’08.

	Summary of Financial and Operating Information (R$MM)
	4Q'08	4Q'09			YTD'08	YTD'09
	535.4	436.8	Ethanol Sold (millions liters)		1,568.4	1,495.1
	852.0	711.3	Sugar Sold (thousand tonnes)		3,147.1	3,051.7
	807.1	816.8	Fuels Sold (million liters)		1,662.9	1,681.2
	20.6	18.8	Lubes Sold (million liters)		39.8	34.3
	843.0	2,349.8	Net sales		2,736.2	6,270.1
	149.4	239.9	●	Gross profit	349.0	799.4
	17.7%	10.2%		Gross Margin	12.8%	12.7%
	(12.4)	(99.5)	●	Operating income (loss)	(69.0)	(709.1)
	-1.5%	-4.2%		Operating margin	-2.5%	-11.3%
	49.9	165.9	●	EBITDA	182.9	718.0
ri@cosan.com.br	5.9%	7.1%		EBITDA Margin	6.7%	11.5%
www.cosan.com.br	31.0	40.4	●	EBITDAH	407.8	765.7
	3.8%	1.8%		EBITDAH Margin	13.8%	12.1%
	(5.8)	(39.9)	●	Income (loss) before minority interest	(50.2)	(474.4)
	(5.3)	(40.2)	●	Net income (loss)	(47.8)	(473.8)
	-0.6%	-1.7%		Profit (loss) Margin	-1.7%	-7.6%
	474.4	334.6	Capex		1,053.1	1,346.1
	621.7	3,035.6	●	Net Debt	621.7	3,035.6
	3,343.5	3,396.6	●	Shareholders' & Minorities Equity	3,343.5	3,396.6

Definitions:
FY’09 -fiscal year begun May 1, 2008 and ending March 31, 2009
FY’08 -fiscal year begun May 1, 2007 and ending April 30, 2008
4Q’09 -bimester ended March 31, 2009
4Q’08 -quarter ended April 30, 2008
YTD’09-period begun on the same date as the FY’09 and ended at the close of the 4Q’09
YTD’08-period begun on the same date as the FY’08 and ended at the close of the 4Q’08

■
Reflecting the heavy non-cash foreign exchange losses on its long-term liabilities denominated in U.S. dollar and the amortization of goodwill from past acquisitions (also non-cash), Cosan closed FY’09 with a net loss of R$473.8 million. (Adjusting for the effects from the foreign exchange losses and goodwill amortization, net of respective tax benefits, the result would have been net income of R$34.5 million.)

■	At the close of FY’09, Cosan’s net debt totaled R$3,035.6 million, equivalent to 3.2 times EBITDA in the 12 months to March 31, 2009 (including also 12 months of results from CCL).
■
The capex of R$1,346.1 million reinforces the group’s commitment to high investments in cogeneration from biomass and the new industrial plant in Goiás state dedicated to ethanol production, both of which represent ambitious projects  in the production of a cleaner and more renewable energy.

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A. Market Overview

■
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s Central-South totaled 504.9 million tonnes in the 2008/09 harvest, 17.1% more than in the previous harvest. Sugar production increased slightly in relation to the previous harvest by 2.1% to 26.8 million tonnes, while ethanol production grew by 24.1% to 25.1 billion liters, composed of 16.9 billion liters of hydrous ethanol and 8.2 billion liters of anhydrous ethanol, for increases of 28.8% and 15.5%, respectively, on the previous harvest. This situation reflects the higher percentage in the production mix of ethanol, which accounted for 60.5% of total recoverable sugar (TRS), compared with 39.5% for sugar. UNICA estimates point to total sugarcane crushing in the Central-South region in the 2009/10 harvest of 550 million tonnes, with the expectation of between 20 and 23 new units starting up operations, versus the 35 planned a year earlier. This higher crushing volume, combined with the higher sugar price in relation to ethanol in terms of sugar equivalent, should lead to an increase in the share of sugar in the production mix of 42.1%, for production of 31.2 million tonnes of sugar and 26.28 billion liters of ethanol.

2009/10 sugarcane crop in Brazil’s Central-South region in accelerated pace	■
The latest UNICA data indicate very strong production in the 2009/10 harvest, which was benefitted by favorable weather early in the season. As of June 1, sugarcane production had already reached 109.7 million tonnes, for an increase of 43.6% on the same period in the 2008/09 harvest. The production mix in the period is prioritizing sugar, as expected, with 40.2% of production directed to this product, versus 59.8% for ethanol, down from 62.6% in the previous harvest. Sugar production reached 5.0 million tonnes, while ethanol output stood at 4.6 billion liters, 57.4% and 40.5% higher than in the period through June 1, 2008. The significant increase in the output of both products primarily reflects the fact that in 2009/2010, the start of the sugarcane harvest was brought forward in response to the need to generate cash at the various units as well as to the favorable weather.

■
The Northeast harvest ended with sugarcane crushing volume of 64.2 million tonnes and production of 4.3 million tonnes of sugar and 2.4 billion liters of ethanol, 12.5% lower and 12.8% higher, respectively, on the previous year. The share of sugarcane output directed to ethanol production increased significantly to 46%, from 40% in the 2007/08 harvest.

■
Final data for the 2008/09 crop in various countries indicate a favorable world sugar supply and demand balance, with the shortfall estimated at 15 and 16 million tonnes. In India, the 2008/09 harvest ended with sugar output of 14.7 million tonnes, versus more than 26 million in the previous harvest. The lower output was due to the contraction in cane planted area, which was impacted by competition from other crops, such as wheat and rice, which offered higher returns, as well as to the lower yields because of the later than usual monsoons and the lower fertilizer use. The current crop is expected to increase by some 4 million tonnes, though this output is still significantly below the country’s annual consumption of approximately 22 million tonnes. With the aim of controlling domestic sugar prices, the Indian government approved: (i) the “tonne-for-tonne” policy explained in our previous letter; (ii) a zero import duty for raw and refined sugar imports until August 1 with no obligation to re-export the same quantity within two years; (iii) a law establishing for mills a mandatory volume of domestic sales; (iv) the prohibiting of new entrants in transactions on local stock exchanges in order to create a disincentive for speculative capital. As a result, India could import approximately 3.6 million tonnes of sugar in the 2009/10 harvest, compared with exports of some 4 million tonnes in the 2007/08 harvest.

	■	Other Asian countries also registered declines in production. Pakistani sugar production sank by nearly 1.6 million tonnes, chiefly due to the contraction in

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planted area and the lower yields. In addition, the Thai sugarcane harvest shrank by 9% to 66.4 million tonnes, reflecting the unfavorable weather conditions, competition from cassava and lower fertilizer use. In Australia, production in the current harvest could be adversely affected by approximately 5% due to the floods at the start of the first quarter of the year, and production could decline even further if the weather does not turn drier during the crushing season. Despite the expected improvement on the supply side in many of Asian countries, estimates still point to a world shortfall of between 5 and 6 million tonnes, with the deficits coming mainly from Australia and the European Union. In addition, given the low world sugar inventories, prices should remain supported at high levels by solid fundamentals.

■
International raw sugar prices averaged 12.98 US¢/lb in the 4Q’09, 10.2% up on the 11.78 US¢/lb recorded in the previous quarter and 3.0% up on the 4Q’08. The dollar remained stable in the period, resulting in a price in Brazilian real of ¢R$30.02/lb, 9.7% up on the previous quarter.

■
In February and March, the major hedge funds plus smaller funds and speculators maintained their level of long positions in relation to January, with 142,000 lots, 0.9% up on the previous quarter, and with 21% open contracts, demonstrating investor confidence in the sector's solid fundamentals. The net long position currently stands at 181,000 lots, or 24% open contracts.

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White premium also reflects the stronger demand in the international market	■
International refined sugar prices continued their upward trend, averaging US$391.95/tonne in the 4Q’09, for increases of 19.4% on the 3Q’09 and 11.0% on the 4Q’08. The white premium ended the quarter at US$113.47/t, 20.5% up on the 3Q’09, reflecting the expected increase in demand from India and the European Union, which went from major net exporters to potential net importers.

■
Sugar exports have reached record levels, with the main destinations India, Russia and Saudi Arabia. From Apr/08 to Mar/09, Brazil shipped 20.8 million tonnes abroad, 11.8% up on the previous harvest. In the 4Q’09, the Baltic Exchange Dry Index, which measures freight prices, averaged 1,890.2 points, 130.1% higher on the previous quarter, already reflecting the stronger demand, though still far below the peak reached in March 2008 of 11,500 points.

■
Domestic crystal sugar prices (ESALQ) averaged R$46.77/50Kg bag (or R$935.34/t) in the 4Q’09, 41.2% up on the previous quarter and 71.4% up on the same quarter in fiscal 2008. These prices continue to reflect the strong level of exports in the current harvest, the maximization of ethanol and raw sugar production and the stability in domestic demand, despite the crisis scenario.

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■
Domestic hydrous ethanol prices (ESALQ) averaged R$0.706/liter in the 4Q’09, 6.12% down on the previous three months and 2.35% down on the same quarter in fiscal 2008. Anhydrous prices fell by 10.02% on the previous quarter, averaging R$0.794/liter, which was also down in relation to 4Q’08, by 1.31%.

■
According to Secex (Brazil’s Foreign Trade Secretariat), in the first four months of 2009, ethanol exports totaled 977 million liters, 36.7% down on the same period in 2008, in line with expectations, given the lower international oil prices. Given the low ethanol prices paid to producers, the recovery in the oil barrel price and the still favorable exchange rate (R$/US$), the volume of ethanol exports through the Caribbean under the CBI Agreement increased, helping to balance ethanol supply and demand in the domestic market.

■
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.464/liter at the end of the 4Q’09, while hydrous ethanol averaged R$1.538/liter, for parity of 62.4%. In the same period, ethanol prices exceeded the parity in relation to gasoline prices of 75% in six Brazilian states (Acre, Amapá, Amazonas, Pará, Piauí and Roraima). In São Paulo state, the country’s largest consumption center, the ratio stood at 55.0%.

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■
According to Anfavea, the auto manufacturers’ association, flex-fuel vehicle sales totaled 408,500 vehicles in the 4Q’09 (February and March), accounting for 88.2% of new car sales. Sales in the year through May of flex-fuel vehicles were 1.2% higher than in the first 5 months of 2008, despite the economic slowdown. A large share of this demand most likely came from the government measure to reduce temporarily the rate of IPI (federal VAT) levied on vehicle sales.

■
Domestic ethanol consumption continues to grow, mainly due to the price competitiveness of ethanol in relation to gasoline and the expansion in the flex-fuel fleet, as described above. According to the ANP, hydrous consumption in February and March climbed by 25% year-on-year to 2.4 billion liters. Anhydrous sales came to 995 million liters, only 0.6% more than in the same period in the previous year, due to stable consumption of C gasoline (the gasoline/anhydrous ethanol blend), which totaled 3.0 billion liters.

Adjustment in gasoline prices does not affect competitiveness of ethanol	■
With the decline in international oil prices, expectations were mounting on when these lower prices would be passed through to the domestic market. However, in early June, Petrobras announced it would reduce refinery-gate gasoline and diesel prices by 4.5% and 15%, respectively. At the same time, the government announced increases in the CIDE (Contribution for Intervention in Economic Domain) tax for gasoline and diesel from R$0.18 to R$0.23/liter and from R$0.03 to R$0.07/liter, respectively. As a result, gasoline prices at the pump remained unaltered, maintaining ethanol's competitiveness. On the other hand, diesel prices at the pump should decrease by approximately 9.0%.

■
Although international demand for ethanol remains relatively weak, we are already seeing positive signs regarding future demand from the United States, the main destination of Brazil’s ethanol exports. Seeking to combat global warming, the state of California recently approved the Low Carbon Fuel Standard (LCFS), which sets targets for a reduction of up to 10% in greenhouse gas emissions in the state by 2020. Since ethanol made from sugarcane is less carbon-intensive, it is considered more beneficial to the environment. Therefore, Brazilian ethanol is believed to be the preferred fuel for addition to the gasoline blend in California, which consumes approximately 57 billion liters each year. Furthermore, in the United States, a calculation showing that sugarcane ethanol reduces pollutant emissions by 44% was approved, which means it is considered an advanced fuel. On the other hand, ethanol made from corn cuts emissions by only 16%, and thus does not even qualify as a renewable fuel.

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June 2009	COSAN | ENERGY FOR LIFE

■
In February and March 2009, Sindicom affiliates were responsible for 83.6% of total diesel sales, 76.0% of C gasoline sales and 59.9% of hydrous ethanol sales, representing sales of 5.6 billion, 3.0 billion and 4.5 billion liters, respectively.

■
In the 4Q’09, the exchange rate remained at its new level of R$2.30/US$, closing the quarter at R$2.3152, versus R$2.3162 at the end of the 3Q'09, which represents appreciation in the U.S. dollar against the Brazilian real of 40.3% in relation to start of the fiscal year.

B. Operating Performance

■	The fourth quarter of fiscal 2009 brought a series of legal and accounting events that led to substantial changes in how to view Cosan’s operating results. Of these events, we highlight the following: (i) the change in the fiscal year, bringing forward the ending date to March 31, 2009, which means that FY’09 has only 11 months, compared with 12 months in FY’08, and further that the 4Q’09 has only 2 months, compared with 3 months in the 4Q’08; (ii) the adoption, with a base-

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date of April 30, 2008, but effective in the 4Q’09, of the accounting standards introduced, amended and repealed by Law 11,638/07 and Executive Order (MP) 449/08, converted into Law 11,941/09; and (iii) the partial consolidation (2 months in the 4Q’09 and 4 months in FY’09) of CCL’s results, with the elimination of results from the sale of ethanol by CAA to CCL and from the sale of diesel by CCL to CAA.

■
As a result, Cosan closed the fiscal year with net revenue of R$6,270.1 milion, 129.2% higher than in FY’08. In terms of operating margin as measured by EBITDA, the Company recorded R$718.0 million in FY’09, for growth of 292.6% on FY’08. In terms of the bottom-line, due to the effects from the enormous non-cash exchange rate losses on dollar-denominated debt, Cosan ended the fiscal year with a net loss of R$473.8 million.

4Q'08	4Q'09	Income Statement (R$MM)		YTD'08	YTD'09
843.0	2,349.8	Net Operating Revenue		2,736.2	6,270.1
(693.6)	(2,109.9)	(-)	Cost of Goods Sold	(2,387.1)	(5,470.7)
149.4	239.9	(=)	Gross Profit	349.0	799.4
17.7%	10.2%		Gross Margin	12.8%	12.7%
(74.9)	(101.5)	(-)	Selling Expenses	(301.3)	(432.6)
(57.7)	(78.2)	(-)	General & Adm. Expenses	(210.2)	(275.9)
4.0	83.7	(±)	Other Operating Expenses	4.0	199.9
29.1	22.0	(+)	Depreciation & Amortization	341.3	427.2
49.9	165.9	(=)	EBITDA	182.9	718.0
5.9%	7.1%		EBITDA Margin	6.7%	11.5%
31.0	40.4	(=)	EBITDAH (Adjusted by Hedge)	407.8	765.7
3.8%	1.8%		EBITDAH Margin	13.8%	12.1%
1.0	(193.4)	(±)	Net Financial Expenses	284.3	(817.4)
6.4	0.5	(±)	Equity Income	6.6	14.0
(40.6)	(50.5)	(-)	Goodwill Amortization	(201.4)	(196.5)
(12.4)	(99.5)	(=)	Profit Before Income Tax	(69.0)	(709.1)
6.6	59.6	(±)	Income Tax	18.7	234.7
0.5	(0.4)	(±)	Minority Interests	2.5	0.6
(5.3)	(40.2)	(=)	Net Profit (Loss)	(47.8)	(473.8)
-0.6%	-1.7%		Net Margin	-1.7%	-7.6%

Fuel distribution business already is the most representative source of revenues	■
Fuel sales were the main business in FY’09 in terms of the share of revenue, contributing with 46.2% of overall revenue, led by gasoline (43.8%) and diesel (40.0%). Sugar sales contributed with 28.8% to overall revenue, while ethanol sales contributed with 18.8%. Lubricant sales, due to the short period of consolidation (only 4 months), and electric power sales, due to the initial stage of the business, closed the fiscal year with modest contributions to the overall revenue mix.

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4Q'08	4Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
843.0	2,349.8	Net Operating Revenue	2,736.2	6,270.1
409.7	502.4	● Sugar Revenue - CAA	1,428.7	1,805.1
63.6	64.1	Local	247.5	233.8
346.1	438.2	Export	1,181.2	1,571.3
400.2	337.5	● Ethanol Revenue - CAA	1,119.1	1,176.0
270.3	257.8	Local	808.7	775.1
129.9	79.8	Export	310.4	401.0
33.1	23.6	● Other Revenue - CAA	188.4	202.3
31.2	20.1	Local	174.9	183.7
1.9	3.5	Export	13.5	18.6
1,368.8	1,393.7	● Fuels Revenue - CCL	2,832.7	2,893.9
85.1	106.3	Ethanol	176.4	220.6
601.4	594.6	Gasoline	1,272.1	1,267.0
523.5	588.1	Diesel	1,056.7	1,156.3
158.9	104.7	Other	327.5	250.0
86.2	98.2	● Lubes Revenue - CCL	166.3	186.4
12.4	13.8	● Other Revenue - CCL	24.9	25.8
-	(19.3)	● Eliminations from Consolidation	-	(19.3)

■	The YoY growth of 26.3% in sugar revenue was driven mainly by the improvement in the commodity’s price and in the exchange rate. The R$376.4 million increase in this product’s net revenue reflects:

	ð	the R$308.0 million gain from higher average prices (19.9% in export prices and 27.6% in domestic prices);

	ð	the R$114.6 million gain from the 9.7% increase in the average exchange rate; and

ð
the R$46.2 million in losses from the reduction in sugar sales volume, especially in the domestic market, due to the more ethanol-oriented product mix than in the prior period, the reduction by one month of sales in the comparison base; and the increase in ending inventory positions.

4Q'08	4Q'09	Sugar Business	YTD'08	YTD'09
852.0	711.3	Volume Sold (thousand tons)	3,147.1	3,051.7
123.3	79.6	Local	484.1	358.5
728.8	631.7	Export	2,663.0	2,693.2
481	706	Average Unit Price (R$/ton)	454	592
516	805	Local	511	652
475	694	Export	444	583

■
The YoY growth of 5.1% in ethanol revenue was driven mainly by the higher average prices, despite the recent sharp and continuous drop in prices. The R$56.9 million increase in ethanol net revenue reflects:

	ð	the R$75.1 million gain from the higher average prices (9.9% in export prices and 6.4% in domestic prices);

	ð	the R$30.1 million gain from the 9.7% increase in the average exchange rate; and

	ð	the R$48.3 million in losses from the reduction in domestic sales volume due to the one month fewer in the fiscal year and the high inventory levels at the end of the period.

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4Q'08	4Q'09	Ethanol Business	YTD'08	YTD'09
535.4	436.8	Volume Sold (million liters)	1,568.4	1,495.1
369.1	353.2	Local	1,152.9	1,038.7
166.3	83.5	Export	415.5	456.4
747	773	Average Unit Price (R$/thousand liters)	714	787
732	730	Local	701	746
781	955	Export	747	879

■	The YoYA growth of 2.2% in fuel distribution sales led to a R$61.2 million increase in revenue, which was mainly influenced by the increases in average prices, as follows:

ð
the R$69.9 million gain from the 1.0% increase in average sales prices, led by the 12.0% average price increase for diesel, thanks to the passthrough of the 9.0% hike in refinery-gate prices in May 2008, and the more expensive percentage of biodiesel in the fuel blend sold;

ð
the R$8.7 million in losses resulting from the lower sales volumes of gasoline, diesel and other fuels, which was not offset by the higher ethanol sales volume in the period, which has lower value added. The declines in sales volume, mainly diesel, are related to the lower sales to manufacturers, transport firms and service stations, which were impacted by the general economic slowdown.

4Q'08	4Q'09	Fuel Business	YTD'08	YTD'09
807.1	816.8	Volume Sold (million liters)	1,662.9	1,681.2
95.8	118.0	Ethanol	195.6	245.5
279.2	272.8	Gasoline	589.7	581.8
311.1	313.1	Diesel	629.6	615.3
121.0	112.9	Other	248.1	238.6
1,696	1,706	Average Unit Price (R$/thousand liters)	1,703	1,721
888	901	Ethanol	902	898
2,154	2,179	Gasoline	2,157	2,178
1,682	1,878	Diesel	1,678	1,879
1,314	927	Other	1,320	1,048

■	In the lubricant business, the revenue increase of R$20.1 million, or 12.1%, was due to the following factors:

	ð	the R$46.3 million positive impact from the 29.9% increase in the average sale price, chiefly reflecting the passthrough of the exchange-driven increase in base oil prices;

ð
the R$26.2 million negative impact from the 13.7% reduction in sales volume, mainly due to the slower economic activity as well as a shift in the normal sales curve with inventory builds at CCL’s main clients in the period preceding the CiC (“Change in Control”) on December 1, 2008.

	4Q'08	4Q'09	Lubes Business	YTD'08	YTD'09
	20.6	18.8	Volume Sold (million liters)	39.8	34.3
	4,181	5,213	Average Unit Price (R$/thousand liters)	4,183	5,433

■
Revenue from CAA’s other products and services increased by R$13.9 million, or 7.4% YoY, chiefly driven by the operational startup of the Costa Pinto, Gasa and Rafard cogeneration units, which contributed with R$15.1 million in net revenue. Revenue from port services, which in FY’09 came to R$23.9 million, should grow substantially in the next fiscal year because of the acquisition of

A As performed for the 3Q’09, for comparison purposes and better analysis of the fuel and lubricant operations, we opted to provide figures for revenue, volumes, prices and costs at CCL in the same months of the previous fiscal year. Therefore, for CCL, the 3Q’08 encompasses the months from December 2007 to January 2008, and 4Q’08 encompasses the months of February and March 2008. Consequently, in this case, FY’08 encompasses the four months cited here, providing an ideal comparison base for the results presented here.

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Teaçu, which is now consolidated in the Rumo Logística project, and due to the exchange-driven improvement in prices.

■
Cost of goods and services sold followed the pace of sales growth, naturally reflecting the consolidation of the fuel and lubricant distribution operations, which are characterized by narrow margins and high turnover. Accordingly, the total cost increase of R$3,083.5 million was formed mainly by:

	ð	the R$2,916.1 million cost increase related to the acquisition of the fuels and lubricants sold in the period;

	ð	the R$247.3 million increase due to the higher average unit cost of sugar and ethanol produced and sold in the period;

	ð	the R$28.9 million increase in CAA’s cost of other goods and services, R$5.6 million of which is related to costs associated with energy cogeneration, notably the depreciation of new equipment;

ð	the R$89.4 million reduction in the general cost of sugar and ethanol due to the lower sales volumes resulting from the fewer number of months in the fiscal year and the inventory builds.

4Q'08	4Q'09	COGS per Product	YTD'08	YTD'09
(693.6)	(2,109.9)	Cost of Good Sold (R$MM)	(2,387.1)	(5,470.7)
(334.0)	(343.1)	Sugar	(1,247.2)	(1,313.1)
(336.1)	(353.1)	Ethanol	(996.9)	(1,088.9)
(23.4)	(28.0)	Other Products & Services - CA	(143.0)	(171.9)
(1,305.7)	(1,334.7)	Fuels	(2,690.0)	(2,780.9)
(53.1)	(70.3)	Lubes	(101.2)	(135.2)
-	-	Other Products & Services - CCL	-	-
-	19.3	Eliminations from Consolidation	-	19.3
		Average Unit Cost (R$)
392	482	Unit COGS of Sugar (R$/ton)	396	430
628	808	Unit COGS of Ethanol (R$/thousand liter	636	728
1,618	1,634	Unit COGS of Fuels (R$/thousand liters)	1,618	1,654
2,576	3,734	Unit COGS of Lubes (R$/thousand liters)	2,546	3,942

Sugarcane cost increase, with impact in the 4Q’09	■
The impact from the cost increase of R$247.3 million resulting from the higher unit costs reflects the increases of 8.6% in sugar unit costs and of 14.6% in ethanol unit costs. These increases reflect the higher production costs and the inventory adjustments to market value. Regarding production costs, we highlight the following events:

ð
the higher prices paid for cane from suppliers and the land leases due to the average TRS (total recoverable sugar) price set by the CONSECANA mechanism, which increased from R$0.2449/kg in the 2007/08 harvest to R$0.2782/kg in the 2008/09 harvest;

ð
the higher sugar and ethanol production and processing cost due to the lower sucrose content (TRS) of cane processed in the period, which went from 144.1kg per tonne in the 2007/08 harvest to only 138.2kg per tonne in the 2008/09 harvest;

ð
the increase in sugarcane costs due to not fully using the sugarcane available for harvesting, with approximately 2 million tonnes of cane left standing, impacting the dilution of agricultural fixed costs, such as planting, treatment and leasing. In this respect particularly, the adjustment of standing cane in relation to leasing costs was concentrated at the end of the fiscal year, increasing to R$41.2 million and disproportionally impacting 4Q’09 costs; and

ð	the adjustment of R$11.0 million, also at the end of the 4Q’09, in the provision for the realization at market prices of ethanol inventories, since with

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the downward trend in prices, market prices in the period after the end of the fiscal year remained below the average production cost of inventories.

Vertical integration allows capturing ethanol margins even with lower producer's prices	■
As a result, Cosan ended FY’09 with gross profit of R$799.4 million, 129.0% up on FY’08, with gross margin of 12.7%, in line with the previous fiscal year, despite the consolidation of 4 months of fuel distribution activities, which have substantially lower margins. Profitability was led by lubricant and sugar sales (although the latter is characterized by expenses with logistics classified as selling expenses, with no impact on gross margin). In the case of ethanol, two aspects should be noted: (i) the fact that CAA operated in the 4Q’09 with negative gross margins for this product, registering R$36 in losses per cubic meter of product sold; (ii) the fact that from among the fuels sold, precisely ethanol contributed with a higher margin in relation to the average of the other fuels sold by CCL, with R$88 per cubic meter in the 4Q’09. As a result, in the vertically oriented chain, ethanol ended up contributing positively with R$52 per cubic meter in the 4Q’09.

4Q'08	4Q'09	Gross Margin per Product	YTD'08	YTD'09
		Unitary Gross Margin
89	224	Sugar (R$/ton)	58	161
120	(36)	Ethanol (R$/thousand liters)	78	58
78	72	Fuels (R$/thousand liters)	86	67
1,606	1,479	Lubes (R$/thousand liters)	1,636	1,492
		Gross Margin %
18.5%	31.7%	Sugar	12.7%	27.3%
16.0%	-4.6%	Ethanol	10.9%	7.4%
4.6%	4.2%	Fuels	5.0%	3.9%
38.4%	28.4%	Lubes	39.1%	27.5%

■
The selling expenses of R$432.6 million were substantial higher as a result of the consolidation of R$114.7 million in expenses generated by CCL, equivalent to an average of R$66.9 per cubic meter of fuel and lubricant sold. Considering CAA alone, the R$16.5 million increase in total expenses, representing a 5.5% overall increase, was driven primarily by the following events:

ð
the need for sugar storage over the course of FY’09, given the Company’s strategy of concentrating sales at the end of the fiscal year, led to the contracting of space at third-party storage facilities, generating additional expenses of R$5.3 million;

ð
the increase in ethanol export volume of 9.9% YoY, with relatively high freight costs at the start of the fiscal year due to the shortage in the supply of road freight services at the time and the associated port expenses, led to selling expenses R$4.0 million higher over the same comparison period;

ð
the change in the mix of mills exporting ethanol, with a higher share of mills located further from Santos (Araçatuba region), led to higher ethanol freight expenses (R$59/m³ in YTD’09, versus R$52/m³ in YTD’08); and

ð
the higher sales volume of Da Barra products led to a R$0.8 million increase in freight and selling expenses in FY’09, as well as the need to contract a strategically located distribution center with enough storage room to meet the growing demand, leading to R$2.5 million in expenses in FY'09.

4Q'08	4Q'09	Selling Expenses	YTD'08	YTD'09
(74.9)	(101.5)	Selling Expenses (R$MM)	(301.3)	(432.6)
(74.9)	(49.1)	CAA	(301.3)	(317.8)
-	(52.4)	CCL	-	(114.7)

■	General and administrative expenses increased by 31.3% to R$275.9 million. The main factors contributing to this increase were:

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Adjustments in accounting policies reflected in G&A	ð
the R$24.8 million in administrative expenses incurred at CCL, following its consolidation. It is worth noting that there is an extensive administrative efficiency project designed to create a Shared Service Center for the execution of repetitive administrative activities, consolidating the services at CCL, CAA, the recently incorporated Rumo Logística and the recently merged NovAmérica;

	ð	the R$11.5 million in expenses with the accounting appropriation, in compliance with CPC-10, of the effects of the Company’s stock option plan, which had a substantial impact on the 4Q’09.

ð
the R$7.9 million increase in expenses associated with the administrative structure at production units, which were increased by the operations at the Benálcool unit and the initial expenses with the Jataí unit; and

ð	the R$4 million in expenses with consulting fees for the integration of the CCL operation.

4Q'08	4Q'09	General & Administrative Expenses	YTD'08	YTD'09
(57.7)	(78.2)	G&A Expenses (R$MM)	(210.2)	(275.9)
(57.7)	(61.9)	CAA	(210.2)	(251.1)
-	(16.4)	CCL	-	(24.8)

■	Other operating revenue totaled R$199.9B million in the period, versus R$4.0 million in the FY'08, composed of:

	ð	the R$171.4 million in capital gains from the direct and indirect sales of land properties to Radar;

	ð	the R$18.4 million in capital gains from other land sale transactions;

ð
the R$10.9 million in other revenue from port activities, including take-or-pay payments from clients that did not perform dispatch volumes due to the efficient customer service over the course of the fiscal year.

■
The depreciation and amortization of R$427.2 million, which was 25.1%  higher than in FY'08 and already included in COGS and SG&A, increased due to the operational startup and useful life of various assets and equipment being included in the Company's investment plan, including agricultural mechanization and cogeneration assets and equipment, as well as industrial improvements. As a result, excluding this constant non-cash effect from operating costs and expenses, Cosan posted EBITDA of R$718.0 million in FY’09, increasing by a sizable 292.6% on FY’08. Of this total, R$64.5 million came from the consolidation of CCL, which presented EBITDA margin of 2.1% in the period (2.6% in the 4Q’09) and R$653.5 million came from CAA (approximately R$12.7 million from cogeneration and R$13.9 million from port logistics). The R$765.7 million in EBITDAHC also captures R$47.7 million in net gains from derivatives.

B In view of the elimination, following the adoption of Executive Order (MP) 449/08, of the line “Non-operating income”, the results previously classified under this line, which are typically related to the sale of fixed assets, were reclassified under “Other operating revenue (expenses).

C With the adoption of the accounting standards introduced by Law 11,638/07 and instructed by CPC 14 – Financial Instruments: Recognition, Measurement and Statement, approved by CVM Instruction 566 of December 17, 2008, the results from derivatives now reflect in the period the adjustments to the portfolio of contracted and open derivative positions at market value, which is already performed under US GAAP and mandated by IFRS. Therefore, the results from derivatives no longer reflects the amount of gains or losses with derivatives associated with the volume of operating revenue in the period, but rather the adjustment of open derivative positions to their fair value independent of the objected being hedged by the derivatives.

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4Q'08	4Q'09	EBITDA & EBITDAH	YTD'08	YTD'09
49.9	165.9	EBITDA (R$MM)	182.9	718.0
5.9%	7.1%	Margin	6.7%	11.5%
49.9	127.8	● CAA	182.9	653.5
5.9%	14.8%	Margin	6.7%	20.5%
-	38.1	● CCL	-	64.5
0.0%	2.6%	Margin	0.0%	2.1%
31.0	40.4	EBITDAH (R$MM)	407.8	765.7
3.8%	1.8%	Margin	13.8%	12.1%
31.0	2.3	● CAA	407.8	701.2
3.8%	0.3%	Margin	13.8%	21.7%
-	38.1	● CCL	-	64.5
0.0%	2.6%	Margin	0.0%	2.1%

FX Variation responds for most of Financial Expenses	■
The decline from net financial income of R$284.3 million to net financial expenses of R$817.4 million represented the main change in the results between FY’08 and FY'09. However, it is worth noting that of the total decline of R$1,101.7 million, R$901.6 million resulted from the non-cash foreign exchange loss on dollar-denominated liabilities, especially financial debt and the balance with the controlling shareholder. To illustrate this point, the foreign exchange variation on the amount in U.S. dollar corresponding to the perpetual bonds, the 2017 bonds, the outstanding balance of 2009 bonds, the loan with the IFC and the balance payable to Cosan Limited backed by floating-rate notes (FRN 2018) between March 31, 2009, the cutoff date of the financial statements, and June 25, 2009, already resulted in consolidated non-cash financial income of approximately R$380 million.

4Q'08	4Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(39.6)	(68.3)	Interest on Financial Debt	(188.7)	(244.5)
24.6	9.6	Financial Investments Income	82.4	64.6
(14.9)	(58.7)	(=) Sub-total: Interest on Net Financial De	(106.2)	(179.9)
(32.7)	4.7	Other interest and monetary variation	(110.0)	(90.8)
67.6	5.2	Exchange Variation	327.9	(573.7)
(18.9)	(125.4)	Gains (losses) with Derivatives	224.8	47.7
(2.9)	(0.3)	CPMF Taxes, Banking Fees and Other	(43.2)	(1.9)
-	-	Premium Paid in Bond Tender Offer	(31.4)	-
3.0	(18.8)	Interest on Indemnity from Government	22.3	(18.8)
1.0	(193.4)	(=) Net Financial Expenses	284.3	(817.4)

■	The other financial results supporting the increase in net financial expenses summarized in the table above include:

ð
the increase in gross debt charges, especially those resulting from the upturn in debt due to the issue of promissory notes subscribed by Bradesco related to the acquisition of CCL and from the loans with the BNDES for the financing of cogeneration projects;

ð
the lower returns from financial investments due to the reduction in the average volume of cash and cash equivalents invested throughout the year and to the sharp cuts in the basic interest rate, in turn affecting the CDI overnight rate;

ð
the redefinition of the criteria for the booking of monetary restatement for the Federal Justice Calculation Manual, which excluded the calculation of restatement of interest as of January 2003. As a result, Cosan reversed in FY'09 R$18.8 million of its non-current assets from credits from indemnity suits.

	ð	the effects of the results from derivatives, which in the FY’09 were no longer comparable with prior results due to the already mentioned changes in accounting practices, but which include in this fiscal year an adjustment to

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market value of negative R$53.3 million for currency NDFs, which, given the recent devaluation in the Brazilian real, were substantially reversed as financial income. The financial instruments portfolio in March 31st, 2009 was as follows:

Derivatives for Commodities
						Average	Market		Fair
Derivative	P/S	Contract	Screen	Strike	lots	Price	Price	Notional	Value
					#	¢US$/lb*	¢US$/lb*	10³ tons	R$ MM
Future	S	NYBOT#11	May/09	-	7,237	12.77	12.67	367.7	1.8
Future	S	NYBOT#11	Jul/09	-	1,658	13.63	13.33	84.2	1.3
Future	S	NYBOT#11	Oct/09	-	2,590	15.03	14.08	131.6	6.3
Future	S	LIFFE#05	May/09	-	534	395.31	392.80	26.7	0.2
								610.2	9.6
Future	P	NYBOT#11	May/09	-	(4)	13.56	12.67	(0.2)	(0.0)
Sub-total								610.0	9.6
Call	S	NYBOT#11	Jul/09	13.00	475	1.51	1.02	24.1	(1.3)
Call	S	NYBOT#11	Jul/09	14.00	500	1.36	0.60	25.4	(0.8)
Call	S	NYBOT#11	Jul/09	17.00	1,835	1.34	0.13	93.2	(0.6)
Call	S	NYBOT#11	Oct/09	13.00	550	1.64	1.83	27.9	(2.6)
Call	S	NYBOT#11	Oct/09	14.00	425	1.53	1.33	21.6	(1.5)
Sub-total								192.3	(6.7)
Total								802.3	2.9

Derivatives for FX
						Average	Market		Fair
Derivative	P/S	Contract	Screen	Strike	lots	Price	Price	Notional	Value
					#	R$/US$	R$/US$	US$ MM	R$ MM
Future	S	BMF	May/09	-	7,415	2.35	2.32	370.8	7.4

Forward	S	OTC	May/09	-	1	2.08	2.32	40.4	(9.9)
Forward	S	OTC	Jun/09	-	1	2.28	2.34	17.1	(0.9)
Forward	S	OTC	Jul/09	-	1	1.93	2.36	35.0	(14.5)
Forward	S	OTC	Aug/09	-	1	2.27	2.37	23.9	(2.2)
Forward	S	OTC	Sep/09	-	1	2.10	2.38	45.7	(12.3)
Forward	S	OTC	Oct/09	-	1	2.10	2.40	15.8	(4.4)
Forward	S	OTC	Nov/09	-	1	2.05	2.41	8.0	(2.7)
Forward	S	OTC	Dec/09	-	1	2.06	2.42	9.0	(3.1)
Forward	S	OTC	Jan/10	-	1	2.06	2.44	8.0	(2.8)
Forward	S	OTC	Feb/10	-	1	2.01	2.45	1.0	(0.4)
Sub-total								203.9	(53.3)
Total								574.7	(45.9)

■
The non-cash goodwill amortization expenses of R$196.4 million were ended this fiscal year. Following the adoption of the new accounting rules, intangible assets represented by goodwill will no longer be amortized (without prejudice to the associated tax benefits), which will lead to significant improvements in Cosan’s bottom line.

■
The positive income tax result corresponds to the constitution of tax credits for tax losses and the negative social contribution tax base. As a result, a significant portion of the R$234.7 million tax revenue was activated with the expectation of being realized in the coming fiscal years based on expected taxable income.  The tax credit does not prescribe; however, its use is limited to 30% of the taxable income in each fiscal year.

■
As a result, Cosan closed its 11-month FY’09 with a net loss of R$473.1 million, chiefly due to the negative non-cash impacts from foreign exchange variation (R$573.7 million) and goodwill amortization (R$196.4 million). In a theoretical calculation, adjusting the result for these effects and the deferred income tax calculated on these expenses, Cosan would have recorded net income of R$34.5 million.

C. Financial Situation

■
Gross financial debt stood at R$3,755.0 million at the end of the 4Q’09, up sharply on the R$1,631.8 million at the close of the 4Q’08, mainly influenced by the issue of the Promissory Notes subscribed by Bradesco in November 2008 to pay for the acquisition of CCL, by the loans contracted with the Brazilian

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Development Bank (BNDES) to finance the cogeneration projects, and, lastly, by the impact of foreign exchange variation on dollar-denominated debt.

Debt per Type (R$MM)	4Q'08%		4Q'09%		Var.
Perpetual Notes	774.2	47.4	1,054.1	28.1	280.0
Senior Notes 2017	686.6	42.1	936.7	24.9	250.1
Senior Notes 2009	60.4	3.7	86.5	2.3	26.0
IFC	99.0	6.1	114.3	3.0	15.3
FX Advances	-	-	143.3	3.8	143.3
Pre-Export Contracts	14.8	0.9	-	-	(14.8)
Promissory Notes	-	-	1,162.0	30.9	1,162.0
BNDES	-	-	230.5	6.1	230.5
Finame (BNDES)	6.0	0.4	44.7	1.2	38.6
Working Capital	31.9	2.0	25.2	0.7	(6.7)
Overdraft	-	-	0.1	0.0	0.1
Expenses with Placement of Debt	(41.1)	(2.5)	(42.4)	(1.1)	(1.2)
Gross Debt	1,631.8	100.0	3,755.0	100.0	2,123.1
Cash & Marketable Securities	1,010.1	61.9	719.4	19.2	(290.7)
Net Debt	621.7	38.1	3,035.6	80.8	2,413.9

Net Debt of 3.2x EBITDA of the last 12 months	■
Cash and cash equivalents stood at R$719.4 million at the close of the 4Q’09 (not considering the US$200 million in cash at Cosan Ltd.), which led net debt to R$3,035.6 million, corresponding to 4.2 times EBITDA in FY'09. Note that this EBITDA incorporates only 4 months of operations at CCL (and only 11 months at CAA), and that the net debt figures excludes the floating rate note (FRN2018) issued by CCL and payable to Cosan Ltd. After adjusting the EBITDA of CAA and CCL for the 12-month period ended March 31, 2009, the net debt of R$3,035.6 million represents 3.2 times adjusted EBITDA.

Debt Profile (R$MM)	4Q'08%		4Q'09%		Var.
Total Debt	1,631.8	100.0	3,755.0	100.0	2,123.1
Short-Term	69.3	4.2	1,442.7	38.4	1,373.4
Long-Term	1,562.5	95.8	2,312.3	61.6	749.8
Real - R$	(3.1)	(0.2)	1,420.1	37.8	1,423.2
Dollar - US$	1,635.0	100.2	2,334.9	62.2	699.9

■
In terms of the debt profile, the situation described in the balance sheet at March 31, 2009, with a short-term/long-term debt ratio of 38:62 and the bulk of short-term debt represented by the R$1.1 billion in promissory notes contracted from Bradesco, does not reflect the recent contracting of a stand-by facility from Bradesco, which is described in the material events section below, which effectively classifies this amount as long-term debt.

D. Investments

■
The total investment flows of R$3,170.6 million in FY’09 were heavily influenced by the acquisition of CCL, which consumed cash outlays of R$1,677.8 million, and by the injections of R$139.2 million in the capital of RADAR and R$7.5 million in the capital of Uniduto.

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4Q'08	4Q'09	Capex (R$MM)	YTD'08	YTD'09
80.4	22.0	● Sugar Cane Planting Costs	257.4	118.9
114.0	84.3	● Inter-harvest Maintenance Costs	155.0	144.4
76.9	53.4	● Co-generation Projects	177.3	325.8
61.3	107.5	● Greenfield	93.9	455.4
141.9	61.0	● Projects CAA	369.5	290.4
-	6.4	● Projects CCL	-	11.3
155.9	227.7	● Investments	160.5	1,823.6
630.3	562.3	(=) Investment Cash Flow	1,213.6	3,169.7
474.4	334.6	(=) Capex	1,053.1	1,346.1
336.2	173.6	(=) Operating Capex	781.9	565.0

■
Capex in fiscal year 2009 totaled R$1,346.1 million, increasing by 27.8% from R$1,053.1 million in the previous fiscal year, impacted particularly by the Jataí greenfield project and the cogeneration projects.

■
The majority of disbursements for the Jataí greenfield project occurred over the course of 2009, which included installation of the industrial plant and main equipment. The project consumed R$455.4 million, equivalent to more than 50% of the total project. The ‘S’ construction curve selected for this project was the “latest”, which provides for the disbursement and acquisition of equipment at the latest moment possible for concluding the project, which delays the greatest amount of cash flow to the 12 months just prior to operational startup.

■
The power cogeneration investments were increased significantly, given the conclusion of the Costa Pinto and Rafard projects and the advanced stages of the Gasa (with part of its total capacity concluded) and Bonfim projects. A portion of these investments will be continued in fiscal year 2010, during which Cosan will also launch the Barra Mill project (for which some disbursements for advances were already included in capex for FY’09).

Large projects in clean energy of cogeneration and ethanol, supported by BNDES	■
All of the cogeneration projects in progress, as well as the greenfield project in Goiás, are linked to the financing agreements already signed with the BNDES, of which R$344.5 million were already withdrawn as of June 25, 2009 (see the section Material Events).

■
Excluding these major projects, operational capex, i.e., those involving maintenance of the assets related to existing operations, totaled R$565.0 million, down from the R$781.9 million disbursed in FY’08, which was particularly due to the reduction in planting activities over the course of FY'09.  In 2009, the area planted with sugarcane was approximately 21,000 hectares, which represented 31% of the 65,800 hectares planted in the previous fiscal year and involved the renewal and acquisition of farms. In this context, Cosan invested only R$118.9 million, as part of its process to reduce investments, given the scenario marked by uncertainty since October 2008.

■
Maintenance activities during the inter-harvest period consumed investments of R$144.4 million, compared with R$155.0 million in 2008.  However, this reduction was due in large part to the change in the fiscal year, since in April 2009 funds were disbursed to conclude the annual maintenance, which will only impact capex in the next fiscal year.

■
General projects related to sugar and ethanol totaled R$290.4 million, versus R$369.5 million in the previous fiscal year, and involved projects focused on improving processes, complying with environmental legislation (health, safety and the environment), such as the mechanized harvesting project for approximately R$50 million, improvements to infrastructure (ranging from facilities for employees, such as cafeterias and housing, to operational facilities such as garages, chopped cane unloading system and dry cleaning) and certain other projects.

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■
Regarding the so-called transition phase of CCL, during which high investments in information technology occurred, investments totaled R$40.2 million, basically due to the acquisition of computer equipment and the acquisition and installation of licenses for the use of ERP - SAP.

E. Material Events

■
During this fiscal year, 7 new power sale agreements were entered into through the Gasa, Bonfim, Barra, Jataí, Univalem, Diamante and Paraúna units. These agreements for the cogeneration of electricity from the use of biomass have durations of 15 years and were established through participation in energy auctions held by the federal government and through bilateral agreements with electricity distributors. The volume of energy contracted by the Company, also considering the other agreements previously entered into by the Costa Pinto, Rafard and Bonfim units, totals approximately 28,000,000 MWh, which based on current prices represents approximately R$4.3 billion.

■
On August 28, Cosan incorporated the subsidiary Radar Propriedades Agrícolas S.A. (“RADAR”), whose corporate purpose is to identify and acquire rural properties with high potential for price appreciation, for subsequent lease and/or sale. RADAR’s management is entirely independent and has professionals dedicated exclusively to its operations. Cosan retains around 18.9% of RADAR’s capital and the remaining 81.1% is divided among the other investors. The capital injections made in FY'09 consisted of R$137.7 million by Cosan and R$590.2 million by the other investors. COSAN also has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

■
In October 2008, the announcement was made of an Investment Agreement for a Private Placement in the total amount of US$50 million by the indirect controlling shareholder, Mr. Rubens Ometto Silveira Mello, and of up to US$150 million by the funds administrated by Gávea Investimentos Ltda, at the price of US$4.50 per Class A Share or BDR subscribed. The offer was extended to the other holders of Class A Shares and/or BDRs, in accordance with the respective laws in each jurisdiction. On October 27, the offer was concluded with the issue of 44,444,529 new Class A Shares and/or BDRs in order to entitle full subscription by the Gávea Funds, Mr. Rubens Ometto Silveira Mello and other holders of Class A Shares and/or BDRs.

■
On November 10, 2008, the rights offering for the capital increase of 55 million new shares in Cosan S.A. at the price per share of R$16.00 was concluded with the subscription, by Cosan Limited, of 54,993,482 shares, equivalent to R$879,895,712.00. As a result, Cosan Limited received the same number of shares in the form of warrants, which may be exercised by December 31, 2009 at the price of R$16.00/share and confer subscription rights at the ratio of 0.6 share for each warrant. Minority shareholders that manifested interest in subscribing to shares not taken up in the offer may, together with Cosan Limited, increase their interest in the Company’s capital.

■	On December 1, 2008, Cosan became the first integrated renewable energy company with the acquisition of CCL (formerly Esso Brasileira de Petróleo Ltda.), which holds the fuel distribution and trading assets and lubricants and special-products production and sales assets of Exxon Mobil in Brazil. The acquisition was concluded with the payment of US$715 million to ExxonMobil International Holdings B.V., which holds 100% interests in the companies holding the downstream assets of ExxonMobil in Brazil, plus the assumption of US$175 million in debt. To finance this acquisition, Promissory Notes were

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issued in the amount of R$1.1 billion, which was fully subscribed by Bradesco at the cost of the CDI rate + 3% p.a. and with a term of 360 days.

■
In March 2009, Rumo Logística S.A. entered into an agreement with ALL for the rail transportation of bulk sugar and other sugarcane byproducts. The agreement envisages investments of approximately R$1.2 billion by Rumo, which will be raised in such a way as not to increase the Cosan group’s debt. The funds will be allocated as follows: (i) R$535 million to duplicating, expanding and improving the track and yards of the Bauru-Santos/SP rail corridor; (ii) R$435 million to the acquisition of locomotives and railcars; and (iii) R$206 million to the construction and expansion of terminals. In return, ALL will guarantee (i) a minimum transport volume curve, reaching 1.09 million tonnes per month as of the fourth year; (ii) competitive tariffs in comparison with road transport; (iii) management of the works and indication of rolling stock suppliers; and (iv) payment of rent on equipment in proportion to the volume of merchandise transported. These investments will permit the transportation of around 9 million tonnes per year to the Port of Santos if the contractual conditions are implemented. On April 10, Cosan carried out the integration of its port terminal at Teaçu, the port terminal until then owned by Rezende Barbosa, the controlling shareholder of the Nova América group. With this integration, Rumo Logística now holds 100% interests in the two port terminals.

■
In March 2009, Cosan announced a partnership with Nova América Agroenergia S.A. for the merger of the assets related to the sale, logistics and industrial production of sugar and ethanol and electricity cogeneration. On June 18, the Extraordinary Shareholders’ Meeting approved the merger of Curupay, the company resulting from the ownership restructuring of Nova América. Following the transaction, COSAN now holds: four sugar and ethanol production units, the traditional brand ”União”, which is the leader in Brazil’s refined sugar market, two sugar refineries (Piedade and Tarumã), four sugar packaging units (Piedade, Tarumã, Sertãozinho and Araquari), an 8% interest in Terminal Exportador de Álcool de Santos S.A. (“TEAS”), and a 28.8% interest in Rumo Logística. As a result of the merger, Cosan S.A. issued 44,300,389 new shares, which correspond to 11.89% of its new capital stock, and which were attributed to Rezende Barbosa, for a capital increase of R$334.2 million. Mr. Roberto Rezende Barbosa was elected a member of the Board of Directors of Cosan S.A.

■	In May 2009, Cosan announced the sale of its aviation business. On June 17, 2009, the transaction with Shell Brasil Ltda. was concluded for the equivalent of US$75 million.

■
During the fiscal year, the Cosan group signed 5 agreements with the BNDES related to cogeneration and greenfield projects. These agreements totaled R$1,157 million, of which R$639 million was related to the Jataí project. To date, the BNDES has disbursed R$344.5 million of the total contract for the cogeneration projects at Costa Pinto, Rafard, Bonfim and Gasa, which were used to rebuild cash, since practically all of the investments have been made.

■
On June 25, 2009, Cosan formalized with Banco Bradesco the contracting of a new stand-by facility in the amount of R$1.1 billion to refinance the promissory notes that mature on November 12, 2009, which were used to pay for the CCL acquisition. With this stand-by facility, Cosan assured the lengthening of the term of its Promissory Notes or equivalent debt for another year starting from its maturity.

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June 2009	COSAN | ENERGY FOR LIFE

F. Guidance

■
This section contains guidance ranges for selected key parameters of the Company. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance.

■
This guidance takes into consideration the operations held by the Cosan group today, which includes CCL, Nova América Agroenergia (10 months) and Rumo Logística, as well as the typical and known sugar, ethanol and cogeneration operations of Cosan.

Guidance	2008FY	2009FY	2010FY
Crushed Cane Volume (thousand tons)	40,315	43,127	+20% ≤ ∆ ≤ +30%
Sugar Volume Sold (thousand tons)	3,147	3,052	+60% ≤ ∆ ≤ +80%
Ethanol Volume Sold (million liters)	1,568	1,495	+50% ≤ ∆ ≤ +70%
Revenues (R$MM)	2,736	6,270	+100% ≤ ∆ ≤ +130%
EBITDA (R$MM)	183	718	+60% ≤ ∆ ≤ +80%
Net Profit/Loss (R$MM)	(48)	(474)	*
Capex (R$MM)	1,053	1,346	+10% ≤ ∆ ≤ +20%

* The Net profit (loss) is very sensitive to FX variations. Considering today’s FX rate of R$1.95/US$, it is expected that the FY’09 net loss of R$473.8 million will be reverted to net profit in the next fiscal year.

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June 2009	COSAN | ENERGY FOR LIFE

G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement		Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In million of reais)		FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Gross Operating Revenue		3,902.9	2,978.6	6,732.8	636.4	678.3	747.5	916.4	692.7	760.1	2,746.4	2,533.6
(-)	Sales Taxes and Deductions	(297.8)	(242.5)	(462.7)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)	(45.0)	(180.7)	(183.8)
(=)	Net Operating Revenue	3,605.1	2,736.2	6,270.1	591.7	627.5	674.0	843.0	639.6	715.1	2,565.6	2,349.8
(-)	Cost of Goods Sold and Services Rendered	(2,481.1)	(2,387.1)	(5,470.7)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)	(547.1)	(2,187.6)	(2,109.9)
(=)	Gross Profit	1,123.9	349.0	799.4	43.7	76.4	79.6	149.4	13.6	167.9	378.0	239.9
	Margin	31.2%	12.8%	12.7%	7.4%	12.2%	11.8%	17.7%	2.1%	23.5%	14.7%	10.2%
(-)	Operating Income (Expenses):	(556.6)	(418.0)	(1,508.5)	(21.6)	(49.5)	(185.1)	(161.8)	(94.9)	(754.7)	(319.6)	(339.4)
(-)	Selling	(282.0)	(301.3)	(432.6)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)	(88.6)	(156.8)	(101.5)
(-)	General and Administrative	(246.2)	(210.2)	(275.9)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)	(65.7)	(72.3)	(78.2)
(-)	Financial Income (Expenses), Net	158.0	284.3	(817.4)	150.8	144.3	(11.9)	1.0	86.9	(551.8)	(159.2)	(193.4)
(±)	Earnings (Losses) on Equity Investments	(0.1)	6.6	14.0	0.1	0.0	0.1	6.4	0.2	(0.3)	13.6	0.5
(-)	Goodwill Amortization	(223.7)	(201.4)	(196.5)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)	(40.4)	(65.2)	(50.5)
(±)	Other Operating Income (Expenses), Net	37.3	4.0	199.9	1.5	0.3	(1.7)	4.0	3.9	(8.0)	120.2	83.7
(=)	Operating Income (Loss)	567.3	(69.0)	(709.1)	22.1	26.9	(105.5)	(12.4)	(81.3)	(586.7)	58.5	(99.5)
	Margin	15.7%	-2.5%	-11.3%	3.7%	4.3%	-15.7%	-1.5%	-12.7%	-82.0%	2.3%	-4.2%
(±)	Income and Social Contribution Taxes	(203.9)	18.7	234.7	(9.0)	(12.3)	33.5	6.6	22.4	205.9	(53.3)	59.6
(±)	Minority Interest	(6.2)	2.5	0.6	0.6	0.7	0.6	0.5	0.8	0.1	0.0	(0.4)
(=)	Net Income (Loss) for the Year	357.0	(48.0)	(474.0)	14.0	15.0	(71.0)	(5.0)	(58.0)	(381.0)	5.0	(40.0)
	Margin	9.9%	-1.8%	-7.6%	2.4%	2.4%	-10.5%	-0.6%	-9.1%	-53.3%	0.2%	-1.7%
●	EBITDA	930.0	182.9	718.0	52.5	78.2	2.3	49.9	29.2	182.5	340.4	165.9
	Margin	25.8%	6.7%	11.5%	8.9%	12.5%	0.3%	5.9%	4.6%	25.5%	13.3%	7.1%
●	EBITDAH (Ebitda adjusted by Hedge)	855.7	407.8	765.7	136.3	145.0	95.5	31.0	74.4	185.5	465.3	40.4
	Margin	24.2%	13.8%	12.1%	20.2%	20.9%	12.4%	3.8%	10.9%	25.8%	17.3%	1.8%
●	Depreciation & Amortization	297.0	341.3	427.2	125.4	139.0	47.8	29.1	157.2	176.8	71.1	22.0

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June 2009	COSAN | ENERGY FOR LIFE

Cash Flow Statement	Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In millions of reais)	FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Net Income (Loss) for the Year	357.3	(47.8)	(473.8)	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)	5.2	(40.2)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	0.1	(6.6)	(14.0)	(0.1)	(0.0)	(0.1)	(6.4)	(0.2)	0.3	(13.6)	(0.5)
Depreciation & Amortization	297.0	341.3	427.2	125.4	139.0	47.8	29.1	157.2	176.8	71.1	22.0
Losses (Gains) in Fixed Assets Disposals	8.4	(1.2)	(208.9)	2.6	4.2	0.1	(8.1)	2.8	2.8	3.0	(217.6)
Goodwill Amortization	223.7	201.4	196.5	56.0	56.6	48.2	40.6	40.4	40.4	65.2	50.5
Accrued Financial Expenses	(190.6)	(116.0)	932.5	(103.0)	(63.2)	87.5	(37.2)	(26.2)	572.0	297.8	89.0
Other Non-cash Items	119.7	(42.4)	(197.9)	(7.1)	(17.0)	(17.6)	(0.7)	(24.5)	(170.6)	49.3	(52.1)
(=) Adjusted Net Profit (Loss)	815.5	328.8	661.5	87.3	134.8	94.5	12.1	91.4	241.0	478.0	(148.9)
(±) Variation on Assets and Liabilities	(148.0)	(360.1)	(234.5)	(224.7)	(306.6)	(152.6)	323.9	(137.2)	(391.3)	(140.7)	434.7
(=) Cash Flow from Operating Activities	667.5	(31.3)	427.0	(137.4)	(171.8)	(58.1)	335.9	(45.8)	(150.3)	337.3	285.8
Additions on Investments, Net of Cash Received	(83.7)	(160.5)	(1,823.6)	(3.9)	(0.3)	(0.4)	(155.9)	(0.7)	(61.4)	(1,533.7)	(227.7)
Additions on Property, Plant and Equipment	(684.2)	(1,053.1)	(1,346.1)	(170.5)	(137.2)	(271.0)	(474.4)	(264.8)	(314.3)	(432.4)	(334.6)
Cash Received on Sale of Fixed Asset	-	12.2	372.1	-	-	-	12.2	-	-	-	372.1
(=) Cash Flow from Investment Activities	(767.9)	(1,201.4)	(2,797.6)	(174.4)	(137.5)	(271.4)	(618.1)	(265.6)	(375.7)	(1,966.1)	(190.3)
Additions of Debt	854.7	198.3	1,478.0	1.9	8.8	213.0	(25.5)	3.0	315.8	1,196.4	(37.1)
Payments of Principal and Interest on Debt	(375.6)	(839.4)	(257.2)	(97.7)	(370.0)	(319.6)	(52.2)	(67.8)	(26.7)	(148.3)	(14.4)
Capital Increase	6.9	1,742.6	884.5	-	-	1,742.6	-	-	880.0	-	4.5
Treasury Stock	-	-	(4.2)	-	-	-	-	-	(4.2)	-	-
Capital Increase at subsidiaries	-	-	15.4	-	-	-	-	-	3.5	-	11.9
Dividends	-	(75.8)	-	-	-	-	(75.8)	-	-	-	-
Other	-	-	(36.6)	6.8	(4.4)	-	(2.4)	-	-	(5.9)	(30.7)
(=) Cash Flows from Financing Activities	486.0	1,025.7	2,079.9	(88.9)	(365.5)	1,636.0	(155.9)	(64.8)	1,168.4	1,042.2	(65.8)
(=) Total Cash Flow	385.6	(207.0)	(290.7)	(400.7)	(674.8)	1,306.6	(438.1)	(376.2)	642.4	(586.7)	29.7
(+) Cash & Equivalents, Beginning	831.5	1,217.1	1,010.1	1,217.1	816.4	141.6	1,448.2	1,010.1	633.9	1,276.3	689.7
(=) Cash & Equivalents, Closing	1,217.1	1,010.1	719.4	816.4	141.6	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4

Balance Sheet	Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In million of reais)	FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Cash and Cash Equivalents	1,217.1	1,010.1	719.4	816.4	141.6	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4
Restricted Cash	35.9	79.6	11.8	92.3	3.1	62.0	79.6	79.4	0.2	11.9	11.8
Derivative Financial Instruments	1.6	6.9	17.0	1.7	0.5	5.4	6.9	9.0	8.6	6.1	17.0
Trade Accounts Receivable	112.3	215.2	599.2	140.4	107.3	105.4	215.2	115.5	215.9	459.0	599.2
Inventories	503.4	570.5	1,106.2	790.2	1,194.8	1,019.7	570.5	905.6	1,439.9	1,643.7	1,106.2
Advances to Suppliers	211.4	226.1	206.0	308.6	304.5	243.1	226.1	252.3	287.0	239.9	206.0
Related Parties	-	16.3	57.2	-	-	-	16.3	1.1	28.4	35.8	57.2
Deferred Income and Social Contribution Taxes	38.1	-	42.5	26.9	24.2	26.0	-	-	-	-	42.5
Recoverable Taxes	54.0	129.8	265.4	57.9	33.8	50.4	129.8	121.3	160.6	240.7	265.4
Other Assets	50.9	17.9	50.3	36.4	41.2	29.3	17.9	21.9	37.1	82.3	50.3
Current Assets	2,224.7	2,272.4	3,074.9	2,270.8	1,851.1	2,989.4	2,272.4	2,140.0	3,453.9	3,409.0	3,074.9
Accounts Receivable from Federal Government	318.4	342.2	323.4	318.4	331.4	339.2	342.2	342.2	342.2	342.2	323.4
CTN's-Restricted Brazilian Treasury Bills	123.3	151.7	177.6	127.8	135.9	144.9	151.7	164.8	170.9	175.5	177.6
Deferred Income and Social Contribution Taxes	242.5	357.0	700.0	261.6	277.1	297.9	357.0	386.7	567.8	665.0	700.0
Advances to Suppliers	-	77.3	48.0	-	-	44.5	77.3	88.2	93.6	125.3	48.0
Other Assets	112.4	94.4	132.4	108.1	105.8	107.2	94.4	124.1	124.0	159.1	132.4
Investments	93.2	120.3	278.2	13.8	13.9	14.0	120.3	124.2	184.7	280.5	278.2
Property, Plant and Equipment	2,015.7	2,776.3	3,493.9	2,079.9	2,073.9	2,297.0	2,776.3	2,882.8	3,020.8	3,389.0	3,493.9
Goodwill	1,133.2	1,160.7	2,418.8	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6	1,074.5	2,493.8	2,418.8
Noncurrent Assets	4,038.6	5,079.9	7,572.5	4,056.2	4,028.1	4,287.1	5,079.9	5,228.5	5,578.5	7,630.4	7,572.5
(=) Total Assets	6,263.4	7,352.4	10,647.4	6,327.0	5,879.2	7,276.4	7,352.4	7,368.5	9,032.4	11,039.4	10,647.4
Loans and Financings	117.2	78.2	1,449.5	137.3	111.6	86.1	78.2	74.2	311.0	1,480.6	1,449.5
Derivatives Financial Instruments	45.3	50.7	66.9	52.8	41.6	24.5	50.7	19.3	32.6	49.5	66.9
Trade Accounts Payable	113.8	191.0	456.1	315.2	373.3	196.3	191.0	331.6	489.9	518.2	456.1
Salaries Payable	63.3	80.7	93.2	91.7	113.4	51.7	80.7	119.0	143.0	77.7	93.2
Taxes and Social Contributions Payable	126.2	116.1	168.6	131.5	101.0	93.3	116.1	115.0	109.7	163.2	168.6
Related Parties	0.7	-	5.2	-	-	-	-	-	-	2.5	5.2
Other Liabilities	125.4	49.9	85.8	109.5	29.5	28.6	49.9	34.4	126.1	66.6	85.8
Current Liabilities	591.7	566.5	2,325.2	838.1	770.5	480.5	566.5	693.4	1,212.3	2,358.2	2,325.2
Loans and Financing	2,819.9	2,106.2	2,885.5	2,606.8	2,193.3	2,196.8	2,106.2	2,047.9	2,679.3	2,904.5	2,885.5
Taxes and Social Contributions Payable	338.5	359.3	328.8	336.5	345.0	340.1	359.3	351.5	346.1	336.0	328.8
Provision for Legal Proceedings	728.0	832.4	1,105.9	741.0	757.5	775.3	832.4	849.8	873.1	1,114.1	1,105.9
Related Parties	-	-	405.2	-	-	-	-	-	-	405.3	405.2
Pension Fund	-	-	60.4	-	-	-	-	-	-	58.5	60.4
Other Liabilities	134.0	144.4	139.9	140.4	134.2	134.5	144.4	141.3	138.4	134.8	139.9
Noncurrent Liabilities	4,020.4	3,442.3	4,925.5	3,824.7	3,429.9	3,446.7	3,442.3	3,390.5	4,037.0	4,953.1	4,925.5
Minority Shareholders' Interest	20.2	17.7	30.9	19.6	18.9	18.2	17.7	17.0	20.3	31.5	30.9
Capital	1,192.7	2,935.3	3,819.8	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3	3,815.3	3,815.3	3,819.8
Capital Reserve	-	-	41.7	-	-	-	-	-	(4.2)	(4.2)	41.7
Profits Reserve	227.3	180.2	-	227.3	227.3	227.3	180.2	180.2	180.2	180.2	-
Legal Reserve	16.0	16.0	-	16.0	16.0	16.0	16.0	16.0	16.0	16.0	-
Revaluation Reserves	195.0	194.4	-	194.7	194.5	194.4	194.4	194.2	193.8	93.2	-
Accumulated losses	-	-	(495.7)	13.9	29.4	(41.9)	-	(57.9)	(438.2)	(403.9)	(495.7)
Shareholders' Equity	1,631.0	3,325.8	3,365.7	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8	3,696.6	3,365.7
(=) Total Liabilities & Shareholders' Equity	6,263.4	7,352.4	10,647.4	6,327.0	5,879.2	7,276.4	7,352.4	7,368.5	9,032.4	11,039.4	10,647.4

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June 2009	COSAN | ENERGY FOR LIFE

Credit Statistics (LTM)	Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In million of reais)	FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Net Operating Revenues	3,605.1	2,736.2	6,270.1	3,252.7	2,872.1	2,575.2	2,736.2	2,784.1	2,871.6	4,763.3	6,270.1
● Gross Profit	1,123.9	349.0	799.4	799.5	580.9	369.9	349.0	318.9	410.5	708.9	799.4
● EBITDA	930.0	182.9	718.0	652.2	457.5	261.8	182.9	159.6	264.0	602.1	718.0
● EBIT	633.1	(158.4)	290.8	300.2	26.0	(186.9)	(158.4)	(213.5)	(147.0)	167.7	290.8
● Encargos Financeiros da Dívida Líquida	127.8	106.2	179.9	133.3	139.4	126.2	106.2	91.9	85.2	136.1	179.9
● Net Profit	357.3	(47.8)	(473.8)	365.6	257.0	122.2	(47.8)	(119.6)	(515.5)	(438.9)	(473.8)
Liquid Funds
● Cash and Cash Equivalents	1,217.1	1,010.1	719.4	816.4	141.6	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4
Short-Term Debt
● Loans and Financings	109.0	69.3	1,442.7	126.3	99.6	80.2	69.3	62.9	298.6	1,475.3	1,442.7
Long-Term Debt
● Loans and Financings	2,324.8	1,562.5	2,312.3	2,108.6	1,678.5	1,663.6	1,562.5	1,474.9	2,101.7	2,327.6	2,312.3
Total Debt	2,433.8	1,631.8	3,755.0	2,234.9	1,778.0	1,743.8	1,631.8	1,537.7	2,400.3	3,802.9	3,755.0
Net Debt	1,216.7	621.7	3,035.6	1,418.5	1,636.4	295.6	621.7	903.8	1,124.0	3,113.3	3,035.6
Current Assets	2,224.7	2,272.4	3,074.9	2,270.8	1,851.1	2,989.4	2,272.4	2,140.0	3,453.9	3,409.0	3,074.9
Current Liabilities	591.7	566.5	2,325.2	838.1	770.5	480.5	566.5	693.4	1,212.3	2,358.2	2,325.2
Shareholders' Equity	1,631.0	3,325.8	3,365.7	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8	3,696.6	3,365.7
Capex - Property, Plant and Equipment	684.2	1,053.1	1,346.1	770.0	784.5	944.2	1,053.1	1,147.4	1,324.5	1,485.9	1,346.1
● Capex - Operational	598.0	781.9	565.0	653.6	678.8	798.1	781.9	796.9	762.7	727.5	565.0
EBITDA Margin	25.8%	6.7%	11.5%	20.1%	15.9%	10.2%	6.7%	5.7%	9.2%	12.6%	11.5%
● Gross Profit Margin	31.2%	12.8%	12.7%	24.6%	20.2%	14.4%	12.8%	11.5%	14.3%	14.9%	12.7%
● EBIT Margin	17.6%	-5.8%	4.6%	9.2%	0.9%	-7.3%	-5.8%	-7.7%	-5.1%	3.5%	4.6%
● Net Profit Margin	9.9%	-1.7%	-7.6%	11.2%	8.9%	4.7%	-1.7%	-4.3%	-18.0%	-9.2%	-7.6%
Net Debt ÷ Shareholders' Equity
● Net Debt %	42.7%	15.8%	47.4%	46.3%	49.6%	8.2%	15.8%	21.7%	23.0%	45.7%	47.4%
● Shareholders' Equity %	57.3%	84.2%	52.6%	53.7%	50.4%	91.8%	84.2%	78.3%	77.0%	54.3%	52.6%
Long-Term Payable Debt to Equity Ratio	1.4x	0.5x	0.7x	1.3x	1.0x	0.5x	0.5x	0.5x	0.6x	0.6x	0.7x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.8x	4.0x	1.3x	2.7x	2.4x	6.2x	4.0x	3.1x	2.8x	1.4x	1.3x
Net Debt ÷ EBITDA	1.3x	3.4x	4.2x	2.2x	3.6x	1.1x	3.4x	5.7x	4.3x	5.2x	4.2x
● Short-Term Net Debt ÷ EBITDA	0.1x	0.4x	2.0x	0.2x	0.2x	0.3x	0.4x	0.4x	1.1x	2.5x	2.0x
Net Debt ÷ (EBITDA - Capex)	4.9x	-0.7x	-4.8x	-12.0x	-5.0x	-0.4x	-0.7x	-0.9x	-1.1x	-3.5x	-4.8x
● Net Debt ÷ (EBITDA - Operational Capex)	3.7x	-1.0x	19.8x	-1033.1x	-7.4x	-0.6x	-1.0x	-1.4x	-2.3x	-24.8x	19.8x
Interest Cover (EBITDA ÷ Net Financial Exp.)	7.3x	1.7x	4.0x	4.9x	3.3x	2.1x	1.7x	1.7x	3.1x	4.4x	4.0x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.6x	-5.6x	0.9x	-0.0x	-1.6x	-4.3x	-5.6x	-6.9x	-5.9x	-0.9x	0.9x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	10.5%	17.1%	5.9%	9.4%	8.5%	42.7%	17.1%	10.2%	7.6%	4.4%	5.9%

G. Financial Statements of Cosan Limited  – US GAAP

Income Statement		Apr'07	Apr'08	Apr'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Apr'09
(In millions of U.S. dollars)		FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Net sales		1,679.1	1,491.2	2,926.5	301.3	328.0	376.7	485.3	394.0	383.8	1,103.4	1,045.3
(-)	Cost of goods sold	(1,191.3)	(1,345.6)	(2,621.9)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)	(320.2)	(950.3)	(952.4)
(=)	Gross profit	487.8	145.6	304.6	13.1	32.5	33.2	66.9	(4.9)	63.6	153.0	92.8
(-)	Selling expenses	(133.8)	(168.6)	(213.3)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)	(47.9)	(67.6)	(44.7)
(-)	General and administrative expenses	(121.1)	(115.1)	(140.1)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)	(34.9)	(42.2)	(26.8)
(=)	Operating income (loss)	232.9	(138.1)	(48.8)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)	(19.2)	43.2	21.4
	Operating margin	13.9%	-9.3%	-1.7%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%	-5.0%	3.9%	2.0%
(-)	Other income (expense):
	Financial	289.4	116.8	(370.8)	53.7	75.6	(131.8)	119.3	26.5	(234.4)	(137.2)	(25.7)
	Other	16.3	(3.7)	(2.3)	(0.5)	0.1	(1.4)	(1.8)	(3.5)	(8.1)	6.6	2.7
(=)	Income (loss) before income taxes	538.5	(25.0)	(421.9)	4.2	33.7	(171.9)	109.0	(71.2)	(261.7)	(87.3)	(1.6)
(-)	Income taxes expense (benefit)	(188.8)	19.8	144.7	(1.7)	(8.1)	57.5	(27.9)	23.2	94.5	(1.7)	28.7
(=)	Income (loss) before equity	349.7	(5.2)	(277.2)	2.5	25.6	(114.3)	81.1	(48.0)	(167.2)	(89.1)	27.1
(±)	Equity in income of affiliates	(0.0)	(0.2)	6.1	(0.2)	(1.8)	(0.5)	2.3	0.1	1.2	5.2	(0.3)
(±)	Minority interest in net (income) loss	(173.0)	22.0	83.0	(1.0)	(6.1)	55.2	(26.1)	18.6	52.0	19.3	(6.9)
(=)	Net income (loss)	176.7	16.6	(188.1)	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)	19.9
	Margin	10.5%	1.1%	-6.4%	0.4%	5.4%	-15.8%	11.8%	-7.4%	-29.7%	-5.9%	1.9%
●	EBITDA	436.5	94.3	239.6	25.7	41.9	11.8	15.0	14.6	72.2	92.2	60.7
	Margin	26.0%	6.3%	8.2%	8.5%	12.8%	3.1%	3.1%	3.7%	18.8%	8.4%	5.8%
●	EBIT	249.2	(141.8)	(51.1)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)	(27.3)	49.9	24.1
	Margin	14.8%	-9.5%	-1.7%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%	-7.1%	4.5%	2.3%
●	Depreciation and amortization	187.4	236.1	290.7	75.2	83.8	51.8	25.3	112.3	99.5	42.3	36.6

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June 2009	COSAN | ENERGY FOR LIFE

Balance Sheet	Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In millions of U.S. dollars)	FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
Assets
Current assets:
Cash and cash equivalents	316.5	68.4	508.8	307.7	77.0	83.4	68.4	86.3	62.6	100.5	508.8
Restricted cash	17.7	47.2	5.1	49.2	1.8	35.2	47.2	50.7	0.1	5.1	5.1
Marketable securities	281.9	1,014.5	-	124.5	1,131.6	1,188.5	1,014.5	804.2	771.5	397.0	-
Derivative financial instruments	65.2	31.5	7.4	44.1	48.4	12.7	31.5	65.3	86.8	3.7	7.4
Trade accounts receivable, net	55.2	126.9	258.9	74.6	61.4	59.8	126.9	73.0	101.9	197.9	258.9
Inventories	247.5	337.7	477.8	415.9	677.0	571.2	337.7	577.6	680.5	709.5	477.8
Advances to suppliers	104.0	133.7	89.0	163.5	173.4	137.1	133.7	160.8	135.5	103.5	89.0
Deferred income taxes	-	-	114.6	-	-	-	-	-	-	25.7	114.6
Other current assets	51.6	103.2	66.0	49.4	42.2	44.5	103.2	99.7	132.6	158.4	66.0
	1,139.5	1,863.0	1,527.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6	1,971.5	1,701.3	1,527.5
Noncurrent assets:
Property, plant and equipment, net	1,194.1	2,018.1	2,271.8	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3	1,738.6	1,828.8	2,271.8
Goodwill	491.9	772.6	888.8	527.7	562.7	626.3	772.6	823.4	623.4	1,197.3	888.8
Intangible assets, net	94.0	106.1	230.7	99.7	105.2	102.0	106.1	111.8	81.8	73.1	230.7
Accounts Receivable from Federal Government	156.5	202.8	139.7	169.6	190.0	192.7	202.8	218.4	161.8	147.7	139.7
Other non-current assets	177.5	306.4	362.6	192.3	209.0	237.9	306.4	345.3	322.0	536.5	362.6
	2,113.9	3,406.1	3,893.6	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3	2,927.5	3,783.5	3,893.6
(=) Total assets	3,253.4	5,269.1	5,421.1	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7	5,421.1
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	55.9	114.4	197.2	166.6	212.0	110.5	114.4	212.0	235.8	223.7	197.2
Taxes payable	57.5	62.9	69.0	64.8	51.7	47.1	62.9	67.4	47.4	66.1	69.0
Salaries payable	31.1	47.8	40.2	47.9	63.8	29.2	47.8	75.8	67.5	33.5	40.2
Current portion of long-term debt	36.1	38.2	781.7	51.8	44.0	27.9	38.2	33.2	134.2	786.7	781.7
Derivative financial instruments	9.8	55.0	28.9	15.0	26.8	102.3	55.0	102.1	112.1	83.3	28.9
Dividends payable	37.3	-	-	40.4	-	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	10.3	-	-
Other liabilities	46.5	40.8	47.6	32.0	23.7	24.9	40.8	29.4	28.5	30.2	47.6
	274.2	359.1	1,164.7	418.5	422.0	342.0	359.1	519.8	635.7	1,223.6	1,164.7
Long-term liabilities:
Long-term debt	1,342.5	1,249.3	1,251.1	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4	1,257.4	1,246.5	1,251.1
Estimated liability for legal proceedings	379.2	494.1	497.6	417.8	459.8	442.0	494.1	545.0	414.1	546.4	497.6
Taxes payable	106.9	170.4	151.5	115.7	130.5	127.7	170.4	181.9	133.4	187.1	151.5
Advances from customers	24.3	-	-	8.3	8.3	-	-	-	-	-	-
Deferred income taxes	141.6	101.8	40.4	142.2	144.7	85.9	101.8	83.6	-	-	40.4
Other long-term liabilities	47.5	101.7	175.0	50.3	51.0	72.8	101.7	103.3	107.7	181.6	175.0
	2,042.0	2,117.4	2,115.6	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3	1,912.7	2,161.5	2,115.6
Minority interest in consolidated subsidiaries	463.6	796.8	544.5	504.0	550.0	873.4	796.8	839.7	602.8	530.7	544.5
Shareholders' equity:
Common stock	1.0	2.3	2.7	1.0	2.1	2.1	2.3	2.3	2.7	2.7	2.7
Additional paid-in capital	354.0	1,723.1	1,926.7	514.2	1,473.3	1,471.0	1,723.1	1,724.6	1,920.9	1,922.0	1,926.7
Accumulated other comprehensive income	36.7	171.8	(243.6)	-	116.0	121.3	171.8	273.1	(130.9)	(246.2)	(243.6)
Retained earnings (losses)	81.9	98.5	(89.6)	-	100.9	41.2	98.5	69.2	(44.9)	(109.5)	(89.6)
Total shareholders' equity	473.6	1,995.7	1,596.2	515.2	1,692.2	1,635.6	1,995.7	2,069.1	1,747.8	1,569.0	1,596.2
(=) Total liabilities and shareholders' equity	3,253.4	5,269.1	5,421.1	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7	5,421.1

Cash and cash equivalents	316.5	68.4	-	307.7	77.0	83.4	68.4	86.3	62.6	100.5	-
Marketable securities	281.9	1,014.5	-	124.5	1,131.6	1,188.5	1,014.5	804.2	771.5	397.0	-

Advances from customers	24.3	15.6	11.3	21.9	16.4	17.0	15.6	15.3	15.2	14.3	11.3
Other liabilities	22.2	25.2	36.3	10.2	7.3	7.8	25.2	14.1	13.3	15.9	36.3

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June 2009	COSAN | ENERGY FOR LIFE

Cash Flow Statement		Apr'07	Apr'08	Mar'09	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09
(In millions of U.S. dollars)		FY'07	FY'08	FY'09	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09
●	Cash flow from operating activities:
Net income (loss) for the year/quarter		176.7	16.6	(188.1)	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)	19.9
Adjustments to reconcile net income (loss) to cash provided by operating activities:
	Depreciation and amortization	187.4	236.1	290.7	75.2	83.8	51.8	25.3	112.3	99.5	42.3	36.6
	Deferred income and social contribution taxes	150.2	(52.4)	(145.3)	(8.6)	(5.9)	(51.9)	14.0	(31.6)	(86.7)	13.9	(40.9)
	Interest, monetary and exchange variation	116.3	(43.7)	497.3	(53.1)	(44.5)	56.5	(2.5)	(14.5)	327.5	2.2	182.1
	Minority interest in net income of subsidiaries	173.0	(22.0)	(83.0)	1.0	6.1	(55.2)	26.1	(18.6)	(52.0)	(19.3)	6.9
	Others	(176.8)	15.2	14.5	5.8	6.9	(6.2)	8.7	9.2	5.4	(55.0)	54.9
		626.8	149.8	386.1	21.5	63.9	(64.6)	128.9	27.5	179.7	(80.5)	259.5
Decrease/increase in operating assets and liabilities:
	Trade accounts receivable, net	48.2	(57.1)	(23.7)	(16.7)	15.4	6.4	(62.2)	63.9	(63.7)	26.5	(50.5)
	Inventories	(54.1)	(31.7)	(85.9)	(147.8)	(240.5)	103.1	253.5	(214.0)	(197.2)	96.0	229.3
	Advances to suppliers	(38.7)	(8.4)	21.1	(50.9)	(1.3)	35.2	8.6	(16.8)	(12.1)	22.8	27.2
	Trade accounts payable	(43.2)	33.7	33.4	106.0	40.8	(100.9)	(12.2)	90.1	54.8	(83.8)	(27.6)
	Derivative financial instruments	(155.0)	90.4	4.4	33.5	9.0	127.4	(79.6)	11.3	(4.8)	56.0	(58.1)
	Taxes payable	(36.6)	(19.6)	(17.1)	(0.8)	(15.4)	13.7	(17.1)	(7.9)	(5.0)	(1.2)	(2.9)
	Other assets and liabilities, net	(63.4)	(99.4)	(61.8)	11.1	(25.6)	(107.9)	23.0	16.2	(126.6)	23.5	25.0
		(342.8)	(92.2)	(129.6)	(65.6)	(217.7)	77.1	114.0	(57.1)	(354.6)	139.8	142.4
(=)	Net cash provided by operating actitivities	284.0	57.6	256.6	(44.0)	(153.8)	12.5	242.9	(29.6)	(174.9)	59.2	401.9
●	Cash flow from investing activities:
	Restricted cash	47.0	(25.9)	29.3	(30.0)	48.9	(33.6)	(11.1)	0.1	37.4	(8.3)	0.1
	Marketable securities	97.0	(671.0)	558.8	180.8	(972.6)	(71.0)	191.8	(202.4)	(123.4)	791.6	93.0
	Acquisition of property, plant and equipment	(356.2)	(642.9)	(606.2)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)	(143.9)	(131.7)	(161.2)
	Acquisitions, net of cash acquired	(39.4)	(102.0)	(930.4)	(1.1)	1.1	(1.2)	(100.8)	0.8	(45.2)	(671.5)	(214.5)
	Other	-	-	160.7	-	(1.2)	1.2	-	-	-	(65.5)	226.2
(=)	Net cash used in investing actitivities	(251.6)	(1,441.7)	(787.8)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)	(275.2)	(85.4)	(56.4)
●	Cash flow from financing activities:
	Proceeds from issuance of common stock	3.2	1,118.4	200.0	-	1,118.4	-	-	-	196.2	0.0	3.8
	Capital increase on subsidiary from minority	-	324.4	11.2	-	-	312.7	11.7	-	-	-	11.2
	Dividends Paid	-	(44.9)	-	-	-	-	(44.9)	-	-	-	-
	Additions of financial debt	424.6	117.5	789.5	-	-	-	117.5	-	174.5	630.4	(15.4)
	Payments of financial debt	(205.0)	(492.1)	(111.1)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)	(26.2)	(37.1)	(8.0)
	Other	-	-	(17.8)	-	-	-	-	-	-	-	(17.8)
(=)	Net cash provided by financing actitivities	222.8	1,023.3	871.9	(47.1)	905.1	252.3	(86.9)	(39.8)	344.6	593.4	(26.2)
	Effect of exchange rate changes on cash and cash	32.1	112.6	99.7	27.0	32.2	3.6	49.8	458.1	81.8	(529.2)	89.0
(=)	Variation in cash & equivalents	287.3	(248.2)	440.4	(8.8)	(230.7)	6.4	(15.0)	17.9	(23.7)	37.9	408.3
(+)	Cash and cash equivalents at beginning of year	29.2	316.5	68.4	316.5	307.7	77.0	83.4	68.4	86.3	62.6	100.5
(=)	Cash and cash equivalents at end of year	316.5	68.4	508.8	307.7	77.0	83.4	68.4	86.3	62.6	100.5	508.8

I. Reconciliation of the Income Statements of Cosan S.A. e Cosan Ltd.

	Cosan S.A. as	GAAP Adjust-					Consolid. into		Cosan Ltd as
Description	audited	ments		Cosan S.A.		Cosan S.A.	Cosan Ltd.		audited
Currency	R$'MM	R$'MM		R$'MM		US$'MM	US$'MM		US$'MM
GAAP	BR GAAP			US GAAP		US GAAP	US GAAP		US GAAP
					(i)
Net Sales	6,270.1	(a)	32.5	6,302.6		2,926.5		-	2,926.5
Cost of goods sold	(5,470.7)	(b)	(145.8)	(5,616.4)		(2,617.9)	(j)	(4.0)	(2,621.9)
Gross profit	799.4		(113.2)	686.2		308.6		(4.0)	304.6
Selling expenses	(432.6)	(c)	(2.0)	(434.5)		(213.3)		-	(213.3)
General and administrative expenses	(275.9)	(d)	1.4	(274.5)		(136.3)	(k)	(3.9)	(140.1)
Operating income	91.0		(113.8)	(22.8)		(40.9)		(7.9)	(48.8)
Other income (expenses):
Financial income (expenses), net	(817.4)	(e)	37.2	(780.2)		(374.7)	(l)	3.9	(370.8)
Goodwill amortization	(196.5)	(f)	196.5	-		-		-	-
Other	199.9	(g)	(199.1)	0.7		(2.3)		(0.0)	(2.3)
Income (loss) before income taxes, equity in
income of affiliates and minority interest	(723.0)		(79.2)	(802.3)		(417.9)		(4.0)	(421.9)

Income taxes (expense) benefit	234.7	(h)	41.2	275.9		144.7		-	144.7
Income (loss) before equity in income of
affiliates and minority interest	(488.4)		(38.0)	(526.4)		(273.3)		(4.0)	(277.2)
Equity in income of affiliates	14.0		0.0	14.0		6.1		-	6.1
Minority interest in net income of subsidiaries	0.6		-	0.6		(0.0)	(m)	83.0	83.0
Net income (loss)	(473.8)		(38.0)	(511.9)		(267.1)		79.0	(188.1)

25 de 26

June 2009	COSAN | ENERGY FOR LIFE

J. Pro-forma Financial Information for Cosan S.A. – BR GAAP

Definitions:

Only in this section numbers and information’s pro-form are presented, considering regular periods of the fiscal year. Thus,in this section, indications of quarters and fiscal year must follow as description below:

FY’09 - fiscal year begun April 1, 2008 and ended March 31, 2009
FY’08 - fiscal year begun April 1, 2007 and ended March 31, 2008
4Q’09 - quarter ended March 31, 2009
4Q’08 - quarter ended March 31, 2008
YTD’09- period begun on the same date as the FY’09 and ended at the close of the 4Q’09
YTD’08- period begun on the same date as the FY’08 and ended at the close of the 4Q’08

Summary of Financial and Operating Information (R$MM)
4Q'08	4Q'09			YTD'08	YTD'09
Volume Data
505.6	615.8	Ethanol Sold (millions liters)		1,476.8	1,698.1
609.4	938.2	Sugar Sold (thousand tonnes)		2,911.6	3,463.2
1,220.4	1,226.5	Fuels Sold (million liters)		1,662.9	2,108.7
31.5	27.4	Lubes Sold (million liters)		39.8	45.0
Price Data
749	780	Ethanol (R$/m³)		728	782
480	700	Sugar (R$/ton)		462	577
1,701	1,707	Fuels (R$/m³)		1,703	1,720
4,140	5,364	Lubes (R$/m³)		4,436	5,228

Cost Data
625	776	Ethanol (R$/m³)		646	715
371	466	Sugar (R$/ton)		402	426
1,620	1,634	Fuels (R$/m³)		1,618	1,647
2,554	3,854	Lubes (R$/m³)		2,546	3,612
Financial Data
695.1	3,416.5	Net Operating Revenue		2,607.6	6,630.8
(555.2)	(3,037.4)	(-)	Cost of Goods Sold	(2,269.9)	(5,766.2)
139.9	379.0	(=)	Gross Profit	337.7	864.6
20.1%	11.1%		Gross Margin	13.0%	13.0%
(64.7)	(164.7)	(-)	Selling Expenses	(298.1)	(462.8)
(48.8)	(101.3)	(-)	General & Adm. Expenses	(251.8)	(299.0)
(5.8)	94.2	(±)	Other Operating Expenses	(5.9)	208.4
14.2	30.0	(+)	Depreciation & Amortization	444.5	447.1
34.9	237.2	(=)	EBITDA	226.4	758.2
5.0%	6.9%		EBITDA Margin	8.7%	11.4%
34.9	180.9	●	EBITDA (CAA)	226.4	693.6

5.0%	15.6%		EBITDAH Margin	8.7%	19.7%
-	56.3	●	EBITDA (CCL)	-	64.5
0.0%	2.5%		Equity Income	0.0%	2.1%
(26.4)	(211.7)	(±)	Net Financial Expenses	282.5	(788.3)
0.1	5.2	(±)	Equity Income	(0.3)	20.3
(35.3)	(88.8)	(-)	Goodwill Amortization	(203.3)	(213.2)
(40.9)	(88.1)	(=)	Profit Before Income Tax	(139.2)	(670.1)
15.5	56.0	(-)	Income Tax	33.9	222.6
0.3	(0.7)	(=)	Minority Interests	2.8	0.6
(25.1)	(32.8)	(±)	Net Profit (Loss)	(102.5)	(446.8)
-3.6%	-1.0%		Net Margin	-3.9%	-6.7%

26 de 26

Item 2

Consolidated Financial Statements Cosan Limited as of March 31, 2009 and April 30, 2008 and 2007

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 and April 30, 2008 and 2007

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Consolidated balance sheets March 31, 2009 and April 30, 2008	2
Consolidated statements of operations for the eleven-month period ended March 31,
2009 and the years ended April 30, 2008 and 2007	4
Consolidated statements of shareholders’ equity and comprehensive income
(loss) for the eleven-month period ended March 31, 2009 and the years ended
April 30, 2008 and 2007	5
Consolidated statements of cash flows for the eleven-month period ended March 31,
2009 and the years ended April 30, 2008 and 2007	6
Notes to the Consolidated Financial Statements	7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of March 31, 2009 and April 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the eleven-month period ended March 31, 2009 and for the years ended April 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at March 31, 2009 and April 30, 2008, and the consolidated results of their operations and their cash flows for the eleven-month period ended March 31, 2009 and for the years ended April 30, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Cosan Limited's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion thereon.

São Paulo, June 19, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Consolidated balance sheets
March 31, 2009 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	508,784	68,377
Restricted cash	5,078	47,190
Derivative financial instruments	7,352	31,458
Marketable securities	-	1,014,515
Trade accounts receivable, less allowances: 2009 – $21,241; 2008 – $1,298	258,863	126,910
Inventories	477,792	337,699
Advances to suppliers	88,991	133,687
Taxes recoverable	114,641	76,508
Other current assets	65,956	26,646
	1,527,457	1,862,990

Property, plant, and equipment, net	2,271,828	2,018,090
Goodwill	888,793	772,590
Intangible assets, net	230,741	106,137
Accounts receivable from Federal Government	139,700	202,822
Judicial deposits	73,975	27,265
Other non-current assets	288,608	279,174
	3,893,645	3,406,078

Total assets	5,421,102	5,269,068

2

	2009	2008
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	197,220	114,446
Taxes payable	69,042	62,870
Salaries payable	40,237	47,833
Current portion of long-term debt	781,664	38,175
Derivative financial instruments	28,894	55,028
Other liabilities	47,641	40,795
	1,164,698	359,147
Long-term liabilities:
Long-term debt	1,251,095	1,249,348
Estimated liability for legal proceedings and labor claims	497,648	494,098
Taxes payable	151,476	170,393
Deferred income taxes	40,377	101,836
Other long-term liabilities	175,043	101,746
	2,115,639	2,117,421

Minority interest in consolidated subsidiaries	544,528	796,764

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding in 2009 and 129,910,812 in 2008	1,743	1,299
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,926,733	1,723,140
Accumulated other comprehensive income	(243,607)	171,841
Retained earnings (accumulated losses)	(89,595)	98,493
Total shareholders’ equity	1,596,237	1,995,736
Total liabilities and shareholders’ equity	5,421,102	5,269,068

See accompanying notes to consolidated financial statements.

3

COSAN LIMITED

Consolidated statements of operations
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	2009	2008	2007
Net sales	2,926,460	1,491,233	1,679,050
Cost of goods sold	(2,621,861)	(1,345,592)	(1,191,251)
Gross profit	304,599	145,641	487,799
Selling expenses	(213,257)	(168,623)	(133,807)
General and administrative expenses	(140,147)	(115,127)	(121,094)
Operating income (loss)	(48,805)	(138,109)	232,898
Other income (expenses):
Financial income	365,038	274,750	555,550
Financial expenses	(735,844)	(157,983)	(266,187)
Other	(2,290)	(3,670)	16,284

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(421,901)	(25,012)	538,545
Income taxes (expense) benefit	144,690	19,810	(188,818)

Income (loss) before equity in income of affiliates and minority interest	(277,211)	(5,202)	349,727
Equity in income (loss) of affiliates	6,128	(239)	(38)
Minority interest in loss (income) of subsidiaries	82,995	22,004	(172,989)

Net income (loss)	(188,088)	16,563	176,700

Earnings (loss) per share:
Basic and diluted	(0.76)	0.09	1.83

Weighted number of shares outstanding
Basic and diluted	246,868,311	174,893,145	96,745,329

See accompanying notes to consolidated financial statements.

4

COSAN LIMITED

Consolidated statements of shareholders’ equity and comprehensive income
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balances at April 30, 2006	-	96,332,044	-	963	349,231	(75,767)	19,819	294,246

Exercise of stock option	-	-	-	-	1,633	-	-	1,633
Share based compensation	-	-	-	-	3,158	-	-	3,158
Dividends	-	-	-	-	-	(19,003)	-	(19,003)
Net income	-	-	-	-	-	176,700	-	176,700
Currency translation adjustment	-	-	-	-	-	-	16,877	16,877
Total comprehensive income	-	-	-	-	-	-	-	193,577

Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	473,611

Issuance of common shares for cash	111,678,000	-	1,117	-	1,117,316	-	-	1,118,433
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	250,956
Stock compensation	-	-	-	-	3,466	-	-	3,466
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	(2,438)
Net income	-	-	-	-	-	16,563	-	16,563
Currency translation adjustment	-	-	-	-	-	-	135,145	135,145
Total comprehensive income	-	-	-	-	-	-	-	151,708

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	1,995,736

Issuance of common shares for cash	44,444,529	-	444	-	199,556	-	-	200,000
Stock compensation	-	-	-	-	4,037	-		4,037
Pension plan	-	-	-	-	-	-	1,629	1,629
Net loss	-	-	-	-	-	(188,088)	-	(188,088)
Currency translation adjustment	-	-	-	-	-	-	(417,077)	(417,077)
Total comprehensive loss	-	-	-	-	-	-	-	(605,165)

Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	1,596,237

See accompanying notes to consolidated financial statements.

5

COSAN LIMITED

Consolidated statements of cash flows
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars)

	2009	2008	2007
Cash flow from operating activities:
Net (loss) income for the year	(188,088)	16,563	176,700
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	290,739	236,065	187,367
Deferred income and social contribution taxes	(145,328)	(52,438)	150,242
Interest, monetary and exchange variation	497,342	(43,684)	116,284
Minority interest in net income of subsidiaries	(82,995)	(22,004)	172,989
Accounts receivable from Federal Government	-	-	(149,121)
Others	14,465	15,248	(27,669)
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(23,694)	(57,107)	48,226
Inventories	(85,891)	(31,739)	(54,108)
Advances to suppliers	21,091	(8,363)	(38,707)
Taxes receivable	(32,858)	(44,543)	4,637
Trade accounts payable	33,426	33,702	(43,239)
Derivative financial instruments	4,365	90,383	(155,028)
Taxes payable	(17,072)	(19,588)	(36,592)
Other assets and liabilities, net	(28,924)	(54,902)	(68,030)
Net cash provided by operating activities	256,578	57,593	283,951

Cash flows from investing activities:
Restricted cash	29,312	(25,886)	47,037
Marketable securities	558,761	(670,980)	96,987
Cash received from sales of permanent assets	160,703	-	-
Acquisition of investment	(216,058)	-	-
Acquisition of property, plant and equipment	(606,155)	(642,886)	(356,225)
Acquisitions, net of cash acquired	(714,353)	(101,961)	(39,409)
Net cash used in investing activities	(787,790)	(1,441,713)	(251,610)

Cash flows from financing activities:
Proceeds from issuance of common stock	200,000	1,118,433	3,201
Capital increase in subsidiaries from minorities	11,247	324,351	-
Treasury stock	(1,979)	-	-
Related parties	(15,823)	-	-
Payments of dividends from subsidiaries	-	(44,935)	-
Additions of long-term debts	789,549	117,533	424,605
Payments of long-term debts	(111,079)	(492,052)	(204,959)
Net cash provided by financing activities	871,915	1,023,330	222,847
Effect of exchange rate changes on cash and cash equivalents	99,704	112,625	32,139
Net increase (decrease) in cash and cash equivalents	440,407	(248,165)	287,327
Cash and cash equivalents at beginning of year	68,377	316,542	29,215
Cash and cash equivalents at end of year	508,784	68,377	316,542

Supplemental cash flow information
Cash paid during the year for interest	74,049	124,502	74,567
Income tax	3,855	18,787	12,760
Non-cash transactions:
Acquisitions paid with equity	-	250,774	-

See accompanying notes to consolidated financial statements.

6

COSAN LIMITED

Consolidated statements of financial statements
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

7

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition of all of the outstanding shares of Essobrás see further discussion regarding this acquisition at Note 8).  On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On July 17, 2008, the Board Director approved the modification of the end of fiscal year from April 30 to March 31 of each year.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). Pursuant to a subscription agreement, the parties have committed to an additional capital contribution equal to the U.S. dollar equivalent of the Brazilian real amounts initially contributed, which will be undertaken when the initial capital contribution is approximately 50% invested.  Cosan S.A. has the ability to exercise significant influence over the operation of this investee so the investment is accounted for using the equity method.

8

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements

Basis of presentation

The consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan S.A. uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

The functional currency and the reporting currency of Cosan is the U.S. dollar.  The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$2.3152=US$1.00 at March 31, 2009, R$1.6872=US$1.00 at April 30, 2008 and R$2.0339=US$1.00 at April 30, 2007.

9

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

The following subsidiaries were included in the consolidated financial statements for the eleven-month period ended March 31, 2009 and the years ended April 30, 2008 and 2007.

	Ownership %
	2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	68.9%	-	62.8%	-	51.0%	-
Cosan Operadora Portuária S.A.	-	62.0%	-	56.5%	-	45.9%
Administração de Participações Aguassanta Ltda.	-	63.0%	-	57.5%	-	46.7%
Agrícola Ponte Alta S.A.	-	68.6%	-	62.2%	-	50.2%
Cosan Distribuidora de Combustíveis Ltda.	-	68.8%	-	62.7%	-	50.9%
Cosan S.A. Bioenergia	-	68.9%	-	62.8%	-	50.9%
Corona Bioenergia S.A (1)	-	-	-	-	-	50.2%
FBA Bioenergia S.A. (1)	-	-	-	-	-	50.2%
Barra Bioenergia S.A. (1)	-	68.6%	-	62.2%	-	50.2%
Cosan International Universal Corporation	-	68.9%	-	62.8%	-	51.0%
Cosan Finance Limited	-	68.9%	-	62.8%	-	51.0%
Da Barra Alimentos Ltda.	-	68.6%	-	62.2%	-	50.2%
Barrapar Participações Ltda.	-	68.6%	-	-	-	-
Aliança Indústria e Comercio de açúcar e Álcool S.A.	-	68.6%	-	-	-	-
Águas da Ponte Alta S.A.	-	68.6%	-	-	-	-
Vale da Ponte Alta S.A.	-	68.6%	-	-	-	-
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	68.6%	-	62.2%	-	50.2%
Usina da Barra S.A. Açúcar e Álcool	-	68.6%	-	62.2%	-	50.2%
Cosanpar Participações S.A.	-	68.9%	-	-	-	-
Cosan Combustíveis e Lubrificantes S.A.	-	68.9%	-	-	-	-
Copsapar Participações S.A.	-	62.0%	-	-	-	-
Grançucar S.A. Refinadora de Açúcar	-	68.9%	-	62.8%	-	51.0%
Cosan Centroeste S.A. Açúcar e Álcool (2)	-	68.6%	-	62.2%	-	51.0%
Benálcool S.A. Açúcar e Álcool	-	68.6%	-	62.2%	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.;
(2)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

10

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

b.	Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Revenue for fuel distribution is recognized when products are delivered to the service station or customer. Provision is made for estimated returns.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

Sales incentives on fuel distribution are recognized as revenue reduction and correspond to volume-based incentives.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d.	Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds.

e.	Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

11

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

f.	Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI). Cost of these securities approximates market value.

g.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h.	Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period in Brazil begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

i.	Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

12

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

j.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

13

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

k.	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143 –“Accounting for Asset Retirement Obligations”. The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted  through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

l.	Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

m.	Environmental matters

Cosan’s production facilities and its plantation activities in Brazil are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

n.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings in Brazil covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

14

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

o.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforward.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of May 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

p.	Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive options.

q.	Share-based compensation

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with SFAS No. 123(R), Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense is recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan S.A. uses a binomial model.

15

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

r.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, Cosan uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan does not hold or issue derivative financial instruments for trading purposes. Cosan recognizes all derivative instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

s.	Fair Value Measurements

On January 1, 2008, Cosan adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, Cosan has not applied the provisions of Statement 157 to the following assets and liabilities that have been recognized or disclosed at fair value for the eleven month period ended March 31, 2009:

•	Initial measurement of asset retirement obligations; and
•	Initial measurement of intangible assets acquired in business combinations during 2008 (Note 8).

On April 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

16

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

s.	Fair Value Measurements (Continued)

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Cosan has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

t.	Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of April 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after April 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

17

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

18

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

In May 2008, the FASB issued SFAS No. 162, the hierarchy of generally accepted accounting principles. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In May 2008, also the FASB issued SFAS No. 163, Accounting for finance guarantee insurance contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. Cosan will adopt the provisions of EITF 07-5 on April 1, 2009. Cosan is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

19

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, “Determining whether instruments granted in share based payment transactions are participating securities” (“FSP EITF No. 03-6-1”).  Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s financial statements. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”.  EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required.  An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Cosan does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

20

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

In November 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 applies to all acquired intangible assets in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive asset), assets that the acquirer will never actually use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. EITF 08-7 is effective as of January 1, 2009. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in Note 13. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

On January 12, 2009 the FASB issued a final Staff Position ("FSP") amending the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets to achieve more consistent determination of whether another-than-temporary impairment has occurred. This FSP does not have an impact on the Company at the present time.

21

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

On April 9, 2009 the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These FSPs do not have an impact on the Company at the present time.

On April 1, 2009 the FASB issued FSP FAS 141(R)-1 that amends and clarifies FASB No. 141 (revised 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

On May 28, 2009 the FASB announced the issuance of SFAS 165, Subsequent Events. SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.

22

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t.	Recently issued accounting standards (Continued)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

23

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

4.	Cash and cash equivalents

	2009	2008
Local currency
Cash and bank accounts	64,644	64,638
Foreign currency
Bank accounts	21,151	3,739
Highly liquid investments	422,989	-
	508,784	68,377

5.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2009	2008	2009	2008
Commodities derivatives
Future contracts:
Purchase Commitments	61	-	(4)	-
Sell commitments	182,943	550,132	4,163	(11,821)

Options:
Purchased	-	-	-	-
Written	64,366	110,077	(2,906)	(16,123)

Foreign exchange derivatives
Forward contracts:
Sale commitments	184,653	766,536	(23,035)	31,458
Swap agreements	246,501	338,253	(2,949)	(27,084)

Future contracts:
Sale commitments	372,230	-	3,189	-
Total assets			7,352	31,458
Total liabilities			(28,894)	(55,028)

24

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

6.	Inventories

	2009	2008
Finished goods:
Sugar	47,195	31,736
Ethanol	86,809	14,700
Lubricants	38,852	-
Fuel (Gasoline, Diesel and Ethanol)	74,582	-
Others	6,674	2,155
	254,112	48,591
Annual maintenance cost of growing crops	167,576	211,300
Other	56,104	77,808
	477,792	337,699

7.	Property, plant and Equipment

	2009	2008
Land and rural properties	401,074	262,391
Machinery, equipment and installations	1,285,524	1,235,279
Vehicles	123,867	117,394
Furniture, fixtures and computer equipment	72,126	50,470
Buildings	229,322	128,585
Leasehold improvements	153,432	141,558
Construction in progress	395,200	372,018
Sugarcane plant development costs	655,306	730,684
	3,315,851	3,038,379
Accumulated depreciation and amortization	(1,044,023)	(1,020,289)
Total	2,271,828	2,018,090

8.	Acquisitions

At the Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each. On January 23, 2008, the period for exercising the capital subscription right ended. Cosan subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160. As a result of the subscription of shares, Cosan holds 152,939,440 common shares, increasing its proportionate interest of Cosan S.A.’s capital from 50.8% to 56.1%.

25

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares, issued by Cosan. Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%. With the OPA, Cosan became the holder of 62.8% of the Cosan S.A.’s total common shares.

On February 14, 2008, Cosan S.A. acquired through its subsidiary, Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), 100% of the outstanding shares of Benálcool Açúcar e Álcool S.A. (“Benálcool”) and its affiliate Benagri Agrícola Ltda. (“Benagri”), processors of sugar and ethanol from sugarcane for US$42,687, net of cash acquired. The acquisition resulted in goodwill of US$88,104.

On September 19, 2008, the board of directors of Cosan S.A. approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each.   October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This transaction, which generated immaterial negative goodwill increased Cosan Limited's ownership percentage from 62.81% to 69.05% of the Company’s capital.

26

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

On December 1, 2008, Cosan S.A. and its subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan S.A.’s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$714,353 cash and US$8,289 in transaction costs, 100 percent of the outstanding shares of Essobrás, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores.  The network of service stations to which Essobrás distributes such products is comprised of more than 1,500 service stations. The results of Essobrás's operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Essobrás and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

The liabilities assumed in the acquisition include Notes issued by Essobrás on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

From March 1992 until December 2001 Essobrás did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Essobrás has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Essobrás loses these proceedings. If Essobrás wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers. Provision for contingencies net of judicial deposits in amount of US$18,468 related to this matter, are included in net assets acquired.

27

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the all acquisitions:

	2009		2008
	Essobrás	Cosan S.A. 6.24%	Benálcool	Cosan S.A. 5.4%	Cosan S.A. 6.7%
Description	US$	US$	US$	US$	US$
Trade accounts receivable	134,634	-	-	-	-
Inventories	141,167	-	-	-	-
Property, plant and equipment	440,296	162,283	49,799	135,858	202,208
Intangible assets	167,054	6,862	-	2,147	2,779
Other assets	108,154	146,075	19,590	128,905	176,578
Loans and financings	(25,638)	(83,454)	(37,982)	(71,924)	(87,065)
Trade accounts payable	(79,680)	(13,215)	-	-	-
Deferred income taxes	(92,637)	(5,220)	-	-	-
Notes payable to ExxonMobil Capital N.V.	(175,327)	-	-	-	-
Estimated liability for legal proceedings and labor claims (Note 14)	(111,608)	(34,031)	-	-	-
Estimated liability for unrecognized tax benefits (Note 16)	(34,605)	-	-	-	-
Actuarial liability	(31,338)	-	-	-	-
Other liabilities	(41,107)	(54,932)	(76,824)	(76,038)	(95,657)
Net assets (liabilities) acquired (assumed)	399,365	124,368	(45,417)	118,948	198,843
Purchase price, net of cash acquired	711,858	124,368	42,687	151,544	-
Acquisition paid with equity	-	-	-	-	250,774
Goodwill	312,493	-	88,104	32,596	51,931
Goodwill relating to the Essobrás acquisition, which is substantially based on future profitability will be substantially deductible for tax purposes, has been assigned to the fuel distribution segment.

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

	2009	2008
Net sales	6,150,963	6,501,001
Net (loss) income	(173,880)	15,642
Basic EPS per thousand shares (US$)	(0.58)	0.07
Diluted EPS per thousand shares (US$)	*	0.10

*Antidilutive

28

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

In April 2007, Cosan acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol”. There are two other shareholders of Etanol, neither of which has control of the entity. On December 21, 2007, Etanol was merged into its former subsidiaries. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

9.	Goodwill and other intangible assets

Goodwill

The carrying amounts of goodwill by reporting segment for the years ended March 31, 2009 and April 30, 2008 are as follows:

	Sugar Segment	Ethanol Segment	Fuel Distribution Segment	Total
Balance as of April 30, 2007	294,554	197,303	-	491,857
Acquisitions	93,669	78,962	-	172,631
Common control merger	17,920	9,969	-	27,889
Total tax benefit applied to reduce goodwill	(12,304)	(8,233)	-	(20,537)
Effect of currency translation	60,353	40,397	-	100,750
Balance as of April 30, 2008	454,192	318,398	-	772,590
Acquisitions	-	-	312,493	312,493
Total tax benefit applied to reduce goodwill	(7,180)	(4,556)	-	(11,736)
Effect of currency translation	(109,672)	(75,736)	854	(184,554)
Balance as of March 31, 2009	337,340	238,106	313,347	888,793

Other intangible assets

	As of March 31, 2009
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	carrying
	amount	period	amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	97,401	16 years	(30,036)	67,365
Trademark (“Barra”)	7,104	15 years	(2,426)	4,678
Trademark (“Esso”)	53,949	5 years	(3,597)	50,352
Customer base	116,085	5 years	(7,738)	108,347
Total	274,539		(43,797)	230,741

29

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets (Continued)

Other intangible assets (Continued)

	As of April 30, 2008
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	carrying
	amount	period	amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	133,655	16 years	(33,850)	99,805
Trademark	9,019	15 years	(2,687)	6,332
Total	142,674		(36,537)	106,137

The acquired companies maintained several operating lease agreements with agricultural producers which set forth an amount of sugarcane tons to be delivered at each harvest period. However, if that sugarcane had been bought directly from the producer with no lease agreement, the amount to be paid would depend on the productivity in tons of the sugarcane acquired in that same geographic area. Therefore, the intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in these contracts. The intangible assets are depreciated on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

2010	40,623
2011	40,623
2012	40,623
2013	40,623
2014	29,287
Thereafter	38,962
230,741

30

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes payable

Cosan S.A. and its subsidiaries participate in several programs that provide for payments of Brazilian taxes in installments, as follows:

	2009	2008
Tax Recovery Program – Federal REFIS	71,591	100,013
Special Tax Payment Program – PAES	28,472	45,821
Income tax and social contribution	71,747	46,113
Others	48,708	41,316
	220,518	233,263
Current liabilities	(69,042)	(62,870)
Long-term liabilities	151,476	170,393

Tax Recovery Program - Federal REFIS

In 2000, several subsidiaries of Cosan S.A. signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

Special Tax Payment Program - PAES

By using the benefit granted by the Brazilian Special Tax Payment Program - PAES published on May 31, 2003, Cosan S.A. and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan S.A.’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan S.A. and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

31

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2009	2008
Resolution No. 2471 (PESA)	IGP-M	3.95%	215,572	272,809
	Corn price	12.50%	59	432
Senior notes due 2009	US Dollar	9.0%	37,386	35,893
Senior notes due 2017	US Dollar	7.0%	405,389	407,603
IFC	US Dollar	7.44%	49,362	58,673
Perpetual notes	US Dollar	8.25%	456,463	460,156
BNDES	TJLP	2.61%	99,561	-
Floating rate notes	Libor	2.8%	151,207	-
Promissory notes	DI	3.00%	501,888	-
Others	Various	Various	115,872	51,957
			2,032,759	1,287,523
Current liability			(781,664)	(38,175)
Long-term debt			1,251,095	1,249,348

Long-term debt has the following scheduled maturities:

2011	19,501
2012	20,421
2013	58,004
2014	8,608
2015	9,965
2016	8,766
2017	408,749
2018 and thereafter	717,081
1,251,095

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

32

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of March 31, 2009 and April 30, 2008 amounted to US$91,717 and US$113,877, respectively, and are classified as Other non-current assets.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, a wholly-owned subsidiary of Cosan S.A., issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan S.A. entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan S.A. has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan S.A. of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares on November 16, 2005.

33

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

IFC - International Finance Corporation (Continued)

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan S.A.’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan S.A., together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan S.A.’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$520,021. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

34

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

-     net debt/EBTIDA ratio must be less than 3.5 to 1;
-     current asset/current liability ratio equal or higher than 1.3; and
-     long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At March 31, 2009, Cosan was in compliance with all debt covenants.

12.	Related parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2009	2008	2007
Transactions involving assets
Cash received due to the sale of finish products and assets and services held, net of payments	(242,320)	(36,773)	21
Sale of finished products and services	122,381	46,410	-
Sale of real estate (land) (Note 20)	13,967	-	-
Sale of interest in a subsidiary (Note 20)	123,649	-	-

Transactions involving liabilities
Payment of financial resources, net of funding	-	-	(11,469)
Financial income	1,478	-	-
Land leasing	-	-	11,096
Other	(2,700)	(395)	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

35

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

12.	Related parties (Continued)

In addition, at March 31, 2009, the Company and its subsidiary Usina da Barra leased 35,000 hectares (unaudited) of land (37,599 hectares (unaudited) in 2008) from related companies under the same control as Cosan. These leases are carried out on an arm’s length basis, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

13.	Pension and other postretirement benefits

a)     Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

b)     Changes in plan assets and plan liabilities

Cosan CL applies its defined benefit plan actuarial assumptions using March 31, 2009 as the measurement date. Information with respect to Cosan CL’s defined benefit plan as of the acquisition date and as of March 31, 2009 is as follows:

March 31, 2009
Change in benefit obligation
Projected benefit obligation at date of acquisition	153,171
Service cost	578
Interest cost on pension benefit obligation	3,367
Actual benefits payments	(1,710)
Effect of exchange rate changes	1,201
Actuarial (gain) losses	(102)
Projected benefit obligation at end of year	156,505
Change in plan assets
Fair value of plan assets at date of acquisition	121,518
Actual return on plan assets	6,218
Employer contributions	1,371
Actual benefits payments	(1,710)
Effect of exchange rate changes	985
Fair value of plan assets at end of year	128,382

36

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

b)     Changes in plan assets and plan liabilities (Continued)

March 31, 2009
Accrued pension cost asset (liability)
Funded status, excess projected benefit obligation over plan assets	(28,123)

Accrued pension cost – current liabilities	7,211
Accrued pension cost - non-current liabilities	(20,912)

c)     Amounts recognized in accumulated other comprehensive income (loss)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

Pension benefits
March 31, 2009
Unrecognized gains	2,448
Deferred income taxes	(832)
Effect of currency translation	13
1,629

d)     Net periodic benefit cost

Net periodic pension cost includes the following components for the period since the date of acquisition:

March 31, 2009
Service cost	578
Interest cost on projected benefit obligation	3,367
Expected return on plan assets:	(2,767)
Net periodic pension cost	1,178

The unrecognized gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the next year is U$213 by Cosan SA and US$147 by Cosan.

37

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

e)	Actuarial assumptions

Assumptions used for the actuarial calculations were as follows:

Assumptions used to determine benefit obligations:

March 31, 2009
Discount rate	9.20%
Rate of compensation increase	5.56%

Assumptions used to determine net periodic benefit cost:

March 31, 2009
Discount rate	9.20%
Expected long-term rates of return on plan assets	10.59%
Rate of compensation increase	5.56%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation is as follows:

Accumulated benefit obligation	March 31, 2009
Actuarial present value of:
Vested benefit obligation	121,362
Non-vested benefit obligation	17,820
Total accumulated benefit obligation	139,182

The asset allocations of the Company’s plan assets as of the measurement dates were as follows:

	Assets allocation (%)
	March 31,	December 1,
Asset category	2009	2008	Target
Equity securities	25	26	25
Debt securities	75	74	75
Total	100	100	100

38

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

f)      Cash flows

The expected Esso’s contributions for 2009, amounting to US$3,607, were estimated based on the actual plan cost as of the valuation date. The expected benefits payments for 2008, amounting to US$7,211, were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefits payments are as follows:

2009	7,211
2010	7,729
2011	8,158
2012	8,068
2013	9,448
2014 to 2018	62,245

14.	Estimated liability for legal proceedings and labor claims and commitments

	2009	2008
Tax contingencies	430,342	435,591
Civil and labor contingencies	67,306	58,507
	497,648	494,098

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to US$73,975 at March 31, 2009 (US$27,265 at April 30, 2008) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

39

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The major tax contingencies as of March 31, 2009 and April 30, 2008 are described as follows:

	2009	2008
Credit premium – IPI	116,256	149,192
PIS and Cofins	62,556	83,615
IPI credits	40,049	51,046
Contribution to IAA	36,672	47,183
IPI – Federal VAT	23,626	30,835
ICMS credits	19,966	25,916
Compensation with Finsocial	70,693	-
Other	60,524	47,804
	430,342	435,591

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	2009	2008
IPI Premium Credit (RP 67/98)	68,039	89,343
Withholding Income Tax	69,730	91,807
ICMS – State VAT	77,052	42,445
IAA - Sugar and Ethanol Institute	31,610	27,970
IPI - Federal Value-added tax	32,683	43,505
INSS	795	8,376
PIS and COFINS	15,529	-
Civil and labor	94,599	33,739
Other	34,851	27,348
	424,888	364,533

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

40

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at March 31, 2009.

At March 31, 2009, these amounts totaled US$139,700 and US$16,764 (US$202,822 and US$24,339 at April 30, 2008), corresponding to related suit and lawyers’ fees, respectively.

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2007	379,191
Provision	26,178
Business acquisition	37,196
Settlements	(6,018)
Reclassification to taxes payables (FIN48)	(22,769)
Foreign currency translation	80,320
Balance at April 30, 2008	494,098
Provision	37,731
Business acquisition (see Note 8)	111,608
Settlements	(12,097)
Foreign currency translation	(133,692)
Balance at March 31, 2009	497,648

41

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2009	2008	2007
Net sales	-	-	2,106
General and administrative expenses	-	-	(6,208)
Financial expenses	26,541	20,925	(1,404)
Other income (expense)	11,190	4,995	(19,960)
Income taxes	-	258	-
	37,731	26,178	(25,466	) *

* Provision less the effect on the State VAT amnesty.

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2009	2008
Sugar (in tons)	6,084,000	5,068,000

The commitments by harvest period are as follows (unaudited):

	Sugar (in tons)
Harvest period	2009	2008
2008/2009	147,000	2,787,000
2009/2010	2,281,000	2,281,000
2010/2011	1,828,000	-
2011/2012	1,828,000	-
Total	6,084,000	5,068,000

42

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

The purchase commitments by harvest period as of March 31, 2009 and April 30, 2008 are as follows (unaudited):

Harvest period	2009	2008
2008/2009	-	16,541,028
2009/2010	18,294,022	14,872,415
2010/2011	15,597,478	12,222,226
2011/2012	13,667,154	10,729,106
2012/2013	9,754,713	17,716,933
2013/2014	13,931,150	-
Total	71,244,517	72,081,708

As of March 31, 2009, Cosan had a normal capacity to mill 45,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$309,602 at March 31, 2009 (US$393,048 at April 30, 2008) (unaudited information).

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

43

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Leases (Continued)

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Minimum rentals	46,233	29,767	53,081
Contingent rentals	44,498	65,990	55,621
Rental expense	90,731	95,757	108,702

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2009 are:

Operating
leases
Year ending March 31:
2010	40,455
2011	41,622
2012	40,173
2013	37,171
2014	35,706
Thereafter	464,303
Total minimum lease payments	659,430

44

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

15.	Financial income and expenses, net

	2009	2008	2007
Financial expenses
Interest	(142,434)	(149,138)	(126,876)
Monetary variation – losses	(29,978)	(36,844)	(33,210)
Foreign exchange variation – losses	(308,937)	185,232	20,024
Results from derivatives(2)	(253,560)	(129,703)	(111,156)
CPMF expenses(3)	-	(10,376)	(11,517)
Bank charges	(936)	(641)	(3,452)
Interest and fees paid on advanced payment of Senior Notes 2009	-	(16,513)	-
	(735,845)	(157,983)	(266,187)
Financial income
Interest(1)	23,762	20,598	18,951
Monetary variation – Gains	4,115	17,815	3,282
Foreign exchange - Gains(1)	33,409	(12,369)	(629)
Results from derivatives(2)	276,478	178,956	301,795
Earnings from marketable securities	35,035	69,855	36,759
Discounts obtained	171	(105)	43,370
Accounts receivable from government agency(4)	(7,932)	-	149,121
Other income	-	-	2,901
	365,038	274,750	555,550
Net amount	(370,807)	116,767	289,363

(1)	Includes foreign exchange gains on liabilities denominated in foreign currency.
(2)	Includes results from transactions in futures, options and forward contracts.
(3)	Tax on Financial Transactions - CPMF.
(4)	See note 14.

16.	Income taxes

Cosan is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2009	2008	2007
Income taxes benefit (expense):
Current	(638)	21,226	(43,346)
Deferred	145,328	(1,416)	(145,472)
	144,690	19,810	(188,818)

45

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2009	2008	2007
Consolidated income (loss) before income taxes	(421,901)	(25,012)	538,545
Income tax benefit (expense) at statutory rate — 34%	143,446	8,504	(183,105)
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	(1,344)	11,913	-
Equity in earnings of affiliates not subject to taxation	2,083	(81)	(12)
Nondeductible goodwill amortization	(2,621)	(1,952)	(3,758)
Nondeductible donations, contributions and others	3,126	1,426	(1,943)
Income tax benefit (expense)	144,690	19,810	(188,818)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2009 and April 30, 2008 are presented below:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	123,533	53,794
Estimated liability for legal proceedings and labor claims	137,965	121,135
Provision for assets realization	30,994	22,523
Sales leaseback (see Note 21)	18,651	-
Other temporary differences	32,912	26,186
Total gross deferred tax assets	344,055	223,638
Current portion	10,402	1,602
Non-current portion	333,653	222,036

	2009	2008
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences:
Property, plant and equipment	200,729	175,953
Intangibles	77,843	35,427
Tax benefit on deductible statutory goodwill amortization	50,966	65,263
Loans, financings and tax payables	29,668	43,689
Other temporary differences on business acquisition	17,135	8,150
Total gross deferred tax liabilities	376,341	328,482
Current portion	2,312	4,611
Non-current portion	374,029	323,871

46

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

	2009	2008
Net deferred tax assets (liabilities):
Current portion	8,090	(3,009)
Non-current portion	(40,377)	(101,836)
	(32,287)	(104,845)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at April 30, 2008, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of March 31, 2009, Cosan S.A. and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$362,576 and US$365,436, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48. Accounting for Uncertainly in Income Taxes, as interpretation of FASB Statement 109 (FIN48). In connection therewith Cosan S.A. reclassified in the consolidated balance sheet certain recorded liabilities to other non-current liabilities related to the gross amount plus interest and penalties on unrecognized tax benefits, which were recorded as part of the estimated liability for legal proceedings in the consolidated balance sheet at May 1, 2007.

47

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,769
Accrued interest on unrecognized tax benefit	1,211
Settlements	(324)
Balance at May 1, 2008	23,656
Increase through business acquisition (see Note 8)	34,605
Accrued interest on unrecognized tax benefit	1,534
Settlements	(48)
Effect of foreign currency translation	(5,752)
Balance at March 31, 2009	53,995

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2004 through 2009.

48

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

17.	Shareholders’ equity

a.	Capital

On August 1, 2007, Cosan became the controlling shareholder of Cosan S.A. in which it holds 51% interest.

This was carried out by means of a corporate reorganization involving Cosan’s former direct controlling shareholders, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). These shareholders contributed capital to Cosan in the form of Cosan’s common shares, as stated below, thus becoming part of Cosan S.A.’s indirect ownership structure:

Shareholder	Number of shares of Cosan’s issue contributed as capital to Cosan Limited	Interest held in Cosan
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

Subsequently, Aguassanta Participações proceeded with a corporate restructuring involving its interest held in Cosan. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of this corporate restructuring, the ownership structure of Cosan was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	11.09%
Queluz Holdings Limited	B1	66,321,766	24.50%
Aguassanta Participações	A	16,111,111	5.95%
Other shareholders	A	158,244,230	58.46%
		270,687,385	100.00%

Cosan shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

49

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

17.	Shareholders’ equity (Continued)

a.	Capital (Continued)

On August 17, 2007, Cosan concluded its Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 111,678,000 Class A common shares. As of that date, Cosan priced its IPO at US$10.50 per Class A share. As a result of the Global Offering Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA) by BDR (Brazilian Depositary Receipts).

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares issued by Cosan.

Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%.

On October 27, 2008, Cosan Limited announced the results of the subscription of its class A common shares by certain investment funds managed by no Gávea Investimentos Ltda. (“Gávea Funds”) and by Queluz Holding Limited, the controlling shareholder of the Company.

In accordance with the terms of the private placement announced on October 16, 2008, (i) the Gávea Funds subscribed 33,333,333 class A common shares and/or Brazilian Depositary Receipts, or “BDRs”, each representing one class A common share, at the issue price of US$4.50 per share and/or BDR, in the amount of US$150 million; and (ii) Queluz Holding Limited subscribed 11,111,111 new class A common shares at the same price, in the amount of US$50 million.

As a result of the private placement and the subscription offer, the Company issued 44,444,529 new class A common shares and/or BDRs and its share capital now consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

50

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.62 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

51

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation (Continued)

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A.
related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	2.64	2.64
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	5.33	7.86

Expected Term – Cosan S.A.’s expected term represents the period that Cosan S.A.’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

52

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation (Continued)

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A.’s IPO in Brazil, in 2005.

Expected Dividends – As the Cosan S.A. is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan S.A. bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC - Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of March 31, 2009, the amount of US$4,310 related to the unrecognized compensation cost related to stock options is expected to be recognized in 1.5 years. Cosan currently has no shares in treasury.

Stock option activity for the year ended March 31, 2009, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2007	2,885,013	3.00
Grants of options	450,000	3.62
Exercises	(961,672)	3.62
Outstanding as of April 30, 2008	2,373,341	3.62
Exercises	(736,852)	2.64
Forfeitures or expirations	(165,657)	2.64
Outstanding as of March 31, 2009	1,470,832	2.64

Shares exercisable at March 31, 2009	736,852	2.64
Shares exercisable at April 30, 2008	961,672	3.62

53

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments

a.	Risk management

The commodity and foreign exchange rates price volatilities are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b.     Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c.     Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% per annum to 81% of CDI.

54

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments (Continued)

d.     Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At April 30, 2008, Cosan did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

e.     Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letter of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f.      Debt acceleration risk

As of March 31, 2009 and April 30, 2008, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

55

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments (Continued)

g.    Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•
Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at March 31, 2009 and April 30, 2008. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	508,784	508,784	68,377	68,377
Marketable securities	-	-	1,014,515	1,014,515

Financial liabilities:
Short-term and long-term debt	2,032,759	1,882,847	1,287,523	1,299,483
Advances from customers	11,333	11,333	15,616	15,616

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

56

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

20.	Deferred gain on sale of investments in subsidiaries

On December 15, 2008, at the Extraordinary General Meeting, the shareholders of Usina da Barras’s indirectly controlled subsidiary, Agrícola Ponte Alta S.A., approved a partial spin-off and incorporated four new companies.

On December 30, 2008, Usina da Barra sold to Radar its interest in two of these new companies, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A., at their fair value which amounted to US$123,649 (see Note 12) and resulted in a gain amounting to US$47,080. Since these affiliated companies will lease their lands back to Cosan and its subsidiaries, this gain was deferred and is classified as other non current liabilities.

Additionally, the Company sold lands to related part named Santa Bárbara Agrícola S.A. at their fair value in amount of US$13,967 (see Note 12) and resulted in a gain amounting to US$7,947. These lands will lease back to Cosan and its subsidiaries. This gain was deferred and is classified as other non current liabilities.

57

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

21.	Fair value measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

58

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

21.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at January 31, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	4,163	3,189	7,352
Total	4,163	3,189	7,352

Liabilities
Derivatives	(2,910)	(25,984)	(28,894)
Total	(2,910)	(25,984)	(28,894)

59

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information

a.     Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol, lubricants and aviation fuel as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary of Cosan S.A.. We evaluate segment performance based on information generated from the statutory accounting records.

60

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

a.     Segment information (Continued)

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Cosan reports net sales by geographic area based on the destination of the net sales.

	2009	2008	2007
Net sales — Brazilian GAAP
Sugar	842,183	780,839	1,029,592
Ethanol	548,689	604,668	551,474
Fuel distribution	1,440,123	-	-
Others	94,395	102,102	95,832
Total	2,925,390	1,487,609	1,676,898

Reconciling items to U.S. GAAP
Sugar	922	3,624	2,152
Fuel distribution	148	-	-
Total	1.070	3,624	2,152
Total net sales	2,926,460	1,491,233	1,679,050

61

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

a.     Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	2009	2008	2007
Segment operating income (loss) - Brazilian GAAP
Sugar	(82,247)	(128,702)	105,290
Ethanol	(53,584)	(99,664)	56,396
Fuel distribution	21,470	-	-
Others	(9,218)	(16,829)	9,800
Operating income (loss) — Brazilian GAAP	(123,579)	(245,195)	171,486

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	39,288	28,438	39,340
Ethanol	25,597	22,022	21,072
Fuel distribution	415	-	-
Others	4,404	3,719	3,662
	69,704	54,179	64,074

Other adjustments
Sugar	2,875	29,443	(816)
Ethanol	1,873	20,075	(1,573)
Fuel distribution	-	-	-
Others	322	3,389	(273)
Total sugar	(40,084)	(70,821)	143,814
Total ethanol	(26,114)	(57,567)	75,895
Fuel distribution	21,885	-	-
Total others	(4,492)	(9,721)	13,189
Operating income (loss) — U.S. GAAP	(48,805)	(138,109)	232,898

62

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

b.     Sales by geographic area

The following table includes Cosan’s net sales by region:

	2009	2008	2007
Brazil	2,097,053	834,549	663,886
Europe	580,225	520,663	304,634
Latin America, other than Brazil	157,186	8,926	19,392
Middle East and Asia	62,572	71,405	473,752
North America	28,219	52,066	113,010
Africa	135	-	102,224
Total	2,925,390	1,487,609	1,676,898

c.     Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of sugar:

Market	Customer	2009	2008	2007
International	Sucres et Denrées	21.1%	23.6%	33.3%
	Fluxo - Cane Overseas Ltd	20.9%	16.4%	11.7%
	Tate & Lyle International	9.7%	11.2%	5.3%
	Cargill International S.A.	8.2%	-	-
	Coimex Trading Ltd	6.9%	6.9%	11.5%

63

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

c.     Sales by principal customers (Continued)

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of ethanol:

Market	Customer	2009	2008	2007
International	Vertical UK LLP	55.4%	13.6%	11.6%
	Sekab Biofuels & Chemicals	17.3%	-	-
	Morgan Stanley Capital Group Inc.	8.1%	2.9%	-
	Vitol Inc.	5.2%	3.5%	-
	Bauche Energy S.A.	5.1%	1.3%	-
	Kolmar Petrochemicals	-	-	6.2%

Domestic	Shell Brasil Ltda.	27.0%	20.1%	14.8%
	Euro Petróleo do Brasil Ltda.	17.8%	14.3%	-
	Cia Brasileira de Petróleo Ipiranga	9.4%	6.1%	-
	Petrobrás Distribuidora S.A.	8.5%	8.0%	9.2%
	Tux Distribuidora de Combustíveis Ltda.	0.3%	5.7%	-
	Manancial Distribuidora de Petróleo Ltda.	-	-	8.2%

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the four-month period ended March 31, 2009 as a percentage of either domestic or international sales of fuel distribution:

Fuel distribution

Market	Customer	2009
Domestic	Tam Linhas Aéreas S.A.	3.3%
	Mime Distribuidora de Petróleo Ltda.	1.5%
	Auto Posto Túlio Ltda.	1.2%
	Posto Iccar Ltda.	1.1%
	Iberia L.A.E.	1.0%

64

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

23.	Subsequent events

Corporate Reorganization with Nova América Group

On June 18, 2009, the Company’s shareholders approved the acquisition, for shares valued at approximately US$170,000, of Curupay S.A. Participações (“Curupay”) and its operating subsidiary Nova América S.A. Agroenergia from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”).  Curupay is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

Negotiation with Shell do Brasil

On May 20, 2009, subsidiary Cosanpar Participações S.A. concluded the negotiations with Shell Brasil Ltda. for the execution of the aviation fuel business purchase and sale contract. On June 17, 2009, the negotiation was materialized for the amount of approximately US$75,000.

Approval of the Financial Statements

On June 19, 2009, the financial statements for the year ended March 31, 2009, were approved by the Company’s Board of Directors.

65

Item 3

Financial Statements

Cosan S.A. Indústria e Comércio

March 31, 2009 and April 30, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

FINANCIAL STATEMENTS

March 31, 2009 and April 30, 2008

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

Report of independent auditors

The Board of Directors and Shareholders
Cosan S.A. Indústria e Comércio

1.
We have audited the accompanying balance sheets (Parent Company and Consolidated) of Cosan S.A. Indústria e Comércio and subsidiaries, as of March 31, 2009, and the related statements of operations, changes in shareholders’ equity, cash flows and added value for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
We conducted our audits in accordance with auditing standards applicable in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices followed and significant estimates made by management of the Company and subsidiaries, as well as an evaluation of the overall financial statement presentation.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position (Parent Company and Consolidated) of Cosan S.A. Indústria e Comércio and subsidiaries at March 31, 2009, and the results of their operations, changes in their shareholders’ equity, the cash flows and the added value of the operations for the year then ended, in accordance with accounting practices adopted in Brazil.

4.
We previously audited the financial statements (Parent Company and Consolidated) of Cosan S.A. Indústria e Comércio and subsidiaries for the year ended April 30, 2008, including the balance sheet, statements of operations, changes in shareholders’ equity and changes in financial position, in addition to supplementary information comprising statement of cash flows, on which an unqualified opinion was issued dated June 6, 2008. As mentioned in Note 2, the accounting practices adopted in Brazil have changed since January 1, 2008, being April 30, 2008 as the transition date for the adoption of new accounting practices established by the Company. The financial statements for the year ended April 30, 2008, presented jointly with those for March 31, 2009, were prepared in accordance with the accounting practices effective until April 30, 2008, as permitted by Technical Pronouncement CPC No. 13 – First time Adoption of Law No. 11638/07 and Provisional Measure No. 449/08, converted in the law 11,941, in May 27, 2009, accordingly, do not consider the adjustments for purposes of comparison between the years.

São Paulo, June 19, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

Marcos Alexandre S. Pupo
Accountant CRC 1SP221749/O-0

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Balance sheets
March 31, 2009 and April 30, 2008
(In thousands of reais)

		Parent Company		Consolidated
		2009	2008	2009	2008
Assets
Current assets
Cash and cash equivalents	Note 4	388,726	925,157	719,356	1,010,088
Restricted cash		11,757	79,619	11,757	79,619
Trade accounts receivable	Note 5	112,415	46,159	599,163	215,238
Derivative financial instruments	Note 19	17,022	6,914	17,022	6,914
Inventories	Note 6	341,490	229,686	1,106,185	570,518
Advances to suppliers		74,520	83,564	206,032	226,119
Related parties	Note 7	196,319	591,115	57,232	16,305
Deferred income and social contribution taxes	Note 12.b	-	-	42,471	-
Recoverable taxes		89,763	58,268	265,417	-129,761
Other assets		11,285	505	50,279	17,872
		1,243,297	2,020,987	3,074,914	2,272,434

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 14	-	-	323,433	342,201
CTNs-Restricted Brazilian Treasury Bills	Note 13	27,356	23,362	177,626	151,687
Deferred income and social contribution taxes	Note 12.b	236,710	81,744	700,044	357,032
Advances to suppliers		3,800	14,341	48,035	77,342
Other assets		5,426	9,511	132,432	94,381
Permanent assets
Investments	Note 8	4,788,932	1,954,588	278,209	120,312
Property, plant and equipment	Note 9	815,734	880,886	3,493,947	2,776,297
Intangible	Note 10	377,443	437,899	2,418,753	1,160,670
		6,255,401	3,402,331	7,572,479	5,079,922

Total assets		7,498,698	5,423,318	10,647,393	7,352,356

		Parent Company		Consolidated
		2009	2008	2009	2008
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	Note 13	1,419,451	35,743	1,449,504	63,361
Derivative financial instruments	Note 19	66,895	50,664	66,895	50,664
Trade accounts payable		92,874	59,300	456,116	190,990
Salaries payable		29,713	32,983	93,156	80,704
Taxes and social contributions payable	Note 11	36,076	33,031	168,596	116,090
Related parties	Note 7	26,801	22,571	5,169	-
Other liabilities		39,203	19,378	85,794	64,712
		1,711,013	253,670	2,325,230	566,521

Noncurrent liabilities
Loans and financing	Note 13	1,237,766	970,447	2,885,456	2,106,217
Taxes and social contributions payable	Note 11	55,410	51,091	328,760	359,315
Related parties	Note 7	853,151	621,733	405,160	-
Provision for judicial demands	Note 14	236,633	196,997	1,105,899	832,425
Actuarial liability	Note 23	-	-	60,378	-
Other liabilities		38,978	3,580	139,884	144,362
		2,421,938	1,843,848	4,925,537	3,442,319

Minority shareholders’ interest		-	-	30,879	17,716

Shareholders’ equity	Note 15
Capital		3,819,770	2,935,268	3,819,770	2,935,268
Capital reserves		41,655	-	41,655	-
Income reserves		-	196,164	-	196,164
Revaluation reserves		-	194,368	-	194,368
Accumulated losses		(495,678)	-	(495,678)	-
		3,365,747	3,325,800	3,365,747	3,325,800
Total liabilities and shareholders’ equity		7,498,698	5,423,318	10,647,393	7,352,356

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of operations
Years ended March 31, 2009 and April 30, 2008
(In thousands of reais, except for the loss per share)

		Parent Company		Consolidated
		2009	2008	2009	2008
Gross operating revenue
Sales of goods and services		1,685,721	1,594,809	6,732,757	2,978,628
Sales taxes and deductions		(100,530)	(107,089)	(462,668)	(242,452)
Net operating revenue	Note 24	1,585,191	1,487,720	6,270,089	2,736,176

Cost of goods sold and services rendered		(1,343,113)	(1,333,352)	(5,470,657)	(2,387,136)

Gross profit	Note 24	242,078	154,368	799,432	349,040

Operating income (expenses)
Selling expenses		(124,699)	(119,169)	(432,550)	(301,335)
General and administrative expenses		(125,917)	(128,075)	(269,431)	(203,763)
Management fees	Note 16	(6,461)	(6,415)	(6,461)	(6,415)
Financial income (expenses), net	Note 17	(438,788)	358,470	(817,419)	284,302
Earnings (losses) on equity investments	Note 8	(121,974)	(139,212)	13,976	6,574
Goodwill amortization		(60,456)	(118,090)	(196,467)	(201,410)
Other operating income (expenses), net	Note 18	4,121	10,087	199,859	4,030
		(874,174)	(142,404)	(1,508,493)	(418,017)
Income (loss) before income and social contribution taxes		(632,096)	11,964	(709,061)	(68,977)

Income and social contribution taxes	Note 12.a	158,260	(59,739)	234,666	18,747

Loss before minority interest		(473,836)	(47,775)	(474,395)	(50,230)

Minority interest		-	-	559	2,455

Loss for the year		(473,836)	(47,775)	(473,836)	(47,775)

Loss per share – in Reais		(1.44)	(0.15)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of changes in shareholders’ equity
Years ended March 31, 2009 and April 30, 2008
(In thousands of reais)

		Capital reserves		Income reserves		Revaluation reserves
	Capital	Treasury stocks	Recognized granted shares	Legal reserve	Reserve for new investments and upgrading	Parent company	Subsidiaries	Accumulated losses	Total

Balances as of April 30, 2007	1,192,692	-	-	15,954	227,349	107,742	87,262	-	1,630,999

Capital increase on November 19, 2007	5,639	-	-	-	-	-	-	-	5,639
Capital increase on December 5, 2007	1,736,700	-	-	-	-	-	-	-	1,736,700
Capital increase on December 11, 2007	237	-	-	-	-	-	-	-	237
Realization of revaluation reserve	-	-	-	-	-	-	(636)	636	-
Loss for the year	-	-	-	-	-	-	-	(47,775)	(47,775)
Absorption of accumulated losses with reserve for new investments and upgrading	-	-	-	-	(47,139)	-	-	47,139	-

Balances as of April 30, 2008	2,935,268	-	-	15,954	180,210	107,742	86,626	-	3,325,800

Adoption of Law No 11638 and Provisional Executive Order No. 449/08 (Note 2.m)	-	-	34,368	-	-	(107,742)	(86,626)	(215,254)	(375,254)
Capital increase on September 19, 2008	880,000	-	-	-	-	-	-	-	880,000
Capital increase on March 5, 2009	4,502	-	-	-	-	-	-	-	4,502
Acquisition of shares	-	(4,186)	-	-	-	-	-	-	(4,186)
Recognized granted options – CPC10	-	-	11,473	-	-	-	-	-	11,473
Effect on subsidiaries of expenses with placement of shares – CPC8	-	-	-	-	-	-	-	(2,752)	(2,752)
Loss for the year	-	-	-	-	-	-	-	(473,836)	(473,836)
Absorption of accumulated losses	-	-	-	(15,954)	(180,210)	-	-	196,164	-

Balances as of March 31, 2009	3,819,770	(4,186)	45,841	-	-	-	-	(495,678)	3,365,747

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of cash flows – indirect method
Years ended March 31, 2009 and April 30, 2008
(In thousands of reais)

	Parent Company		Consolidated
	2009	2008	2009	2008
Cash flows from operating activities
Loss for the year	(473,836)	(47,775)	(473,836)	(47,775)
Adjustments to reconcile loss for the year to cash provided by (used in) operating activities
Depreciation and amortization	171,414	140,713	427,157	341,345
Losses (earnings) on equity investments	121,974	139,212	(13,976)	(6,574)
Residual value of permanent asset disposals	(18,023)	(453)	(208,939)	(1,230)
Goodwill amortization	60,456	118,090	196,467	201,410
Deferred income and social contribution taxes	(149,562)	15,012	(236,401)	(59,481)
Set-up of provision for judicial demands	27,307	3,100	25,908	9,128
Minority interest	-	-	(559)	(2,455)
Recognized granted shares	11,473	-	11,473	-
Interest and monetary and foreign exchange variation, net	594,570	(72,239)	932,529	(115,950)
Others	(8,198)	(2,882)	1,685	10,369
	337,575	292,778	661,508	328,787
Decrease (increase) in assets and liabilities
Trade accounts receivable	(54,569)	(8,607)	(54,856)	(107,992)
Inventories	(113,061)	(14,188)	(198,854)	(55,125)
Recoverable taxes	(31,495)	(17,494)	(76,073)	(70,071)
Advances to suppliers	19,585	3,078	48,831	(90,945)
Trade accounts payable	33,574	4,670	77,389	55,320
Salaries payable	(3,270)	7,411	(15,314)	14,702
Taxes and social contributions payable	3,522	(16,765)	(39,525)	(32,817)
Derivative financial instruments and restricted cash	77,968	(42,639)	77,968	(42,639)
Other assets and liabilities, net	(1,135)	14,069	(54,051)	(30,560)
	(68,881)	(70,465)	(234,485)	(360,127)
Net cash provided by (used in) operating activities	268,694	222,313	427,023	(31,340)
Cash flow from investing activities
Acquisition of investment, net of cash received	(2,644,627)	(860,438)	(1,823,587)	(160,521)
Acquisition of property, plant and equipment	(202,583)	(270,690)	(1,346,118)	(1,053,070)
Cash received from investment and assets disposed of	35,302	8,507	372,060	12,186
Net cash used in investing activities	(2,811,908)	(1,122,621)	(2,797,645)	(1,201,405)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of cash flows – indirect method (Continued)
Years ended March 31, 2009 and April 30, 2008
(In thousands of reais)

	Parent Company		Consolidated
	2009	2008	2009	2008
Cash flows from financing activities
Loans and financing	1,232,689	198,311	1,478,000	198,302
Payments of principal and interest on loans and financings, advances from customers and promissory notes	(120,081)	(703,914)	(257,169)	(839,359)
Capital increase	884,502	1,742,576	884,502	1,742,576
Capital paid in by minority shareholders in subsidiaries	-	-	15,376	-
Acquisition of treasury shares	(4,186)	-	(4,186)	-
Dividends paid	-	(75,783)	-	(75,815)
Related parties	13,859	119,006	(36,633)	-
Net cash generated by financing activities	2,006,783	1,280,196	2,079,890	1,025,704
Net increase (decrease) in cash and cash equivalents	(536,431)	379,888	(290,732)	(207,041)
Cash and cash equivalents at beginning of year	925,157	545,269	1,010,088	1,217,129
Cash and cash equivalents at end of year	388,726	925,157	719,356	1,010,088

Additional cash flow information

Interest paid on loans, financings, advances from customers and promissory notes	(100,203)	(139,941)	(171,439)	(210,059)
Income and social contribution taxes paid	(671)	(27,097)	(8,926)	(31,698)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of value added
Year ended March 31, 2009 (11 months)
(In thousands of reais)

	Parent Company	Consolidated
Revenues
Sale of products and services, net of returns	1,684,302	6,724,924
Other revenues	31,428	225,767
Allowance for doubtful accounts – reversal/(set up)	(65)	1,069
	1,715,665	6,951,760
Input products acquired from third parties
Cost of goods sold and services rendered	(890,845)	(4,393,413)
Materials, energy, third-party services and other	(153,836)	(501,965)
Provision for inventory realization and obsolescence – reversal/(set up)	(11,683)	(47,181)
	(1,056,364)	(4,942,559)
Gross value added	659,301	2,009,201

Retentions
Depreciation and amortization	(171,414)	(427,157)
Goodwill amortization	(60,456)	(196,467)
	(231,870)	(623,624)
Net value added produced	427,431	1,385,577

Value added received due to transfer
Equity pickup	(121,974)	13,976
Financial income	908,766	751,703
	786,792	765,679
Total value added to be distributed	1,214,223	2,151,256

Distribution of value added
Personnel and charges	363,072	783,702
Taxes, rates and contributions	(77,295)	161,186
Financial expenses, rent and lease	1,402,282	1,680,763
Minority interest	-	(559)
Loss for the year	(473,836)	(473,836)
	1,214,223	2,151,256

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements
March 31, 2009 and April 30, 2008
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 45 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), currently named Esso Brasileira de Petróleo Ltda. (“Essobrás”), has recently expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels. Cosan CL operates in 40 fuel distribution bases in Brazil and ranks as one of the four biggest fuel distributors in Brazil, with a distribution network of nearly 1,500 gas stations across Brazil, which sell 5 billion liters of fuels, 160 million cubic meters of NGV and 127 thousand cubic meters of lubricants.

In an Annual and Special Meeting held on August 29, 2008, the Company’s shareholders changed the fiscal year closing date to March 31 of each year. As a consequence, the statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2009 and notes thereto address an 11-month period of operations and therefore are not comparable with those for the year ended April 30, 2008, used for comparison purposes, which address a 12-month period of operations.

During the year ended March 31, 2009 the Company and its subsidiaries carried out a number of business operations whose details are presented in Note 8.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”)

The Company’s financial statements for the year ended March 31, 2009 were prepared based on the accounting practices adopted in Brazil and the standards of the Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines in Brazilian Corporation Law (Law No. 6404/76), which include the new provisions as introduced, amended and revoked by Law No. 11638/07 and MP 449/08.

Pursuant to CVM Rule No. 565, dated December 17, 2008, which approved accounting pronouncement CPC 13 – First-time Adoption of Law No. 11638/07 and of MP No. 449/08 (“CPC 13”), the Company set April 30, 2008 as the transition date for adoption of the new accounting practices. The transition date is defined as the starting point for the adoption of changes in accounting practices adopted in Brazil and is the base date on which the Company prepared its first balance sheet in light of the new accounting provisions in 2008.

CPC 13 released companies from the obligation to apply the provisions set forth in NPC 12 and CVM Rule No. 506/06 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors upon the first-time adoption of Law No. 11638/07 and MP No. 449. This rule establishes that, in addition to separately identifying the effects of the new accounting practice adoption in the retained earnings/accumulated losses account, companies state their opening balance sheet for the account or group of accounts relating to the oldest period for comparison purposes, as well as other comparative amounts presented, as if the new accounting practice had always been in use.

The Company followed the guideline provided for in CPC 13 and reflected the adjustments arising from the change in accounting practices against retained earnings as of May 1, 2008. The financial statements for the year ended April 30, 2008, presented in conjunction with the March 31, 2009 financial statements, were prepared in accordance with Brazilian accounting practices effective through April 30, 2008 and, as allowed by CPC 13, are not restated for the adjustments for purposes of comparison between referred to years.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

These changes in accounting practices that had effects on preparation or presentation of the financial statements for the year ended March 31, 2009 and on the opening balance sheet at May 1, 2008 were measured and recorded by the Company based on the following accounting pronouncements from Brazilian FASB (CPC) and approved by CVM and the National Association of State Boards of Accountancy (CFC):

•	Framework for Preparation and Presentation of Financial Statements, approved by CVM Rule No. 539, dated March 14, 2008;
•	CPC 01 – Impairment of Assets, approved by CVM Rule No. 527, dated November 1, 2007;
•	CPC 02 – Effects from Changes in Foreign Exchange Rates and Translation of Financial Statements, approved by CVM Rule No. 534, dated January 29, 2008;
•	CPC 03 – Statement of Cash Flows, approved by CVM Rule No. 547, dated August 13, 2008;
•	CPC 04 – Intangible Assets, approved by CVM Rule No. 553, dated November 12, 2008;
•	CPC 05 – Disclosure on Related Parties, approved by CVM Rule No. 560, dated December 11, 2008;
•	CPC 06 – Commercial Leasing Operations, approved by CVM Rule No. 554, dated November 12, 2008;
•	CPC 08 – Transaction Costs and Securities Issue Premium, approved by CVM Rule No. 556, dated November 11, 2008;
•	CPC 09 – Statement of Value Added, approved by CVM Rule No. 557, dated November 12, 2008;
•	CPC 10 – Share Based Payments, approved by CVM Rule No. 562, dated December 17, 2008;
•	CPC 12 – Adjustment to Present Value, approved by CVM Rule No. 564, dated December 17, 2008;
•	CPC 13 – First-time Adoption of Law No. 11.638/07 and Provisional Executive Order No. 449/08, approved by CVM Rule No. 565, dated December 17, 2008; and,
•	CPC 14 – Financial Instruments: Recognition, Measurement and Evidence, approved by CVM Rule No. 566, dated December 17, 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

The opening balance sheet as of April 30, 2008 (the transition date) was prepared considering the exceptions required and some of the elective exemptions permitted by CPC 13, as follows:

a)	Presentation of comparative financial statements - elective exemption

The financial statements as of April 30, 2008 were prepared based on accounting practices effective on that date. The option provided by CPC 13 for not adjusting the April 30, 2008 financial statements to the accounting standards effective on March 31, 2009 was exercised by the Company, as disclosed above.

b)	Classification of financial instruments at their original recognition date - elective exemption

Although CPC 14 determines that financial instruments shall be classified at their original recognition date, for FTA purposes, CPC 13 allowed their classification as at the transition date, and this was the Company’s option.

c)	Maintenance of balances under deferred charges until realization - elective exemption

The Company opted for keeping the remaining balances recognized as deferred charges through their complete amortization. As required by CPC 13, the Company checked these balances for impairment under the terms of CPC 01 – Impairment of Assets and did not identify any indications of impairment.

d)	Exemption from considerations about calculation of adjustment to present value

The Company calculated the adjustment to present value on an overall basis on the outstanding balances of each group of monetary asset and liability accounts, verifying the effects on the statement of income accounts and other affected accounts, during the year, and applied the discount rates based on existing market assumptions on the transition date. The adjustment to present value was not recorded since it was not significant in relation to the financial statements. The items composing each of the account groups that were subject matter of the overall calculation have uniform characteristics.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

e)	Exemption from investment goodwill determination

The Company opted for not determining on a retroactive basis the amount of goodwill on investment acquisitions prior to the transition date.

f)	Exemption from maintenance of the balance of the revaluation reserve

The Company opted for reversing the balance of the revaluation reserve existing on the transition date. Deferred income and social contribution taxes recorded upon setting up of this reserve received the same treatment.

g)	Exemption from recognition of share based payment

Share based payments outstanding at March 31, 2009 were measured and recognized by the Company in accordance with CPC 10, and their effects were recorded on a retroactive basis at the beginning of the year in which they were granted through to the transition date.

h)	Exemption from presenting the statements of value added without indicating prior year balances

The Company opted for presenting the statement of value added exclusively for the year ended March 31, 2009, without indicating prior year balances.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)
2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

i)	Tax neutrality upon first time adoption of Law No. 11638/07 and MP No. 449/08

The Company opted for the Transition Tax Regime (RTT) introduced by Provisional Executive Order (MP) No. 449/08, whereby the calculations of Corporate Income Tax (IRPJ), Social Contribution on Net Profit (CSLL), and contribution for Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS), for the biennium 2008-2009, continue to be determined on the accounting methods and criteria set by Law No. 6404/76, effective on December 31, 2007. As a result, deferred income taxes on the adjustments deriving from adoption of the new accounting practices set forth by Law No. 11638/08 and MP No. 449/08 were recorded in the Company’s financial statements where applicable, in accordance with CVM Rule No. 371. The Company will disclose such option in its Corporate Income Tax Return (DIPJ) for 2009.

j)	Recognition of finance lease contracts in effect before the transition date and capitalization of relevant initial direct costs – elective exemption

Lease agreements effective at the transition date with characteristic features of finance leases are recognized in property, plant and equipment, in a specific account, at the fair value of the asset under lease, or, if lower, at the present value of the minimum lease payments thereunder, at the lease inception date, adjusted to reflect accumulated depreciation from the lease inception to the transition date. Initial direct costs, incurred in connection with such lease contracting, were not capitalized.

k)	Exception about amortization of goodwill based on future profitability

Goodwill based on future profitability recorded by the Company was amortized on the straight line basis through to March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

l)	Exception about application of first periodic assessment of the economic useful lives of fixed assets

Until March 31, 2010, the Company will reassess the expected useful life of its property, plant and equipment, used in determining relevant depreciation rates. Any changes to estimated useful life of the assets arising therefrom, if significant, will be treated as changes in accounting estimates to be recognized on a prospective basis.

m)	Effects from adoption of Law No. 11638/07 and MP 449/08

Abiding by the disclosure requirements about first-time adoption of the new accounting, the Company sets out in the table below for the current and prior year, for comparison purposes, a brief description and the amounts of the impacts on shareholders’ equity and net income – Company and consolidated, referring to the changes introduced by Law No. 11638/07 and MP 449/08. The impacts on the statement of income – Company and consolidated are presented only for the year ended March 31, 2009 due to the option made by the Company in relation to the transition date:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

m)	Effects from adoption of Law No. 11638/07 and MP 449/08 (Continued)

	Net income (loss) for the year		Shareholders’ Equity
	Company	Consolidated	Company		Consolidated
	03/31/09	03/31/09	03/31/09	04/30/08	03/31/09	04/30/08
Balances before the changes introduced by Law No. 11638/07 and MP 449/08:	(443,669)	(443,669)	3,397,682	3,325,800	3,397,682	3,325,800

Stock option plan	(11,473)	(11,473)	-	-	-	-
Finance leasing	(762)	(762)	(20,639)	(19,877)	(20,639)	(19,877)
Derivative instruments	(27,563)	(27,563)	(23,578)	3,985	(23,578)	3,985
Costs directed related with the capital increase			(2,752)		(2,752)
Reversal of revaluation reserves	-	-	-	(364,765)	-	(364,765)
Deferred income and social contribution taxes	9,631	9,631	15,034	5,403	15,034	5,403
	(30,167)	(30,167)	(31,935)	(375,254)	(31,935)	(375,254)

Balances adjusted in accordance with Law No. 11638/07 and MP 449/08	(473,836)	(473,836)	3,365,747	2,950,546	3,365,747	2,950,546

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

m)	Effects from adoption of Law No. 11638/07 and MP 449/08 (Continued)

		Parent company
Account	Classification	Disclosed balances in 2008	Reclassification	Adjusted balances in 2008
Cash and cash equivalents	Current assets	17,117	908,040	925,157
Marketable securities	Current assets	908,040	(908,040)	-
Restricted cash	Current assets	-	79,619	79,619
Derivative financial instruments	Current assets	86,533	(79,619)	6,914
Recoverable taxes	Current assets	-	58,268	58,268
Other assets	Current assets	68,008	(67,503)	505
Other assets	Noncurrent assets	24,605	(15,094)	9,511
Derivative financial instruments	Current liabilities	41,852	8,812	50,664
Advances from customers	Current liabilities	6,470	(6,470)	-
Other liabilities	Current liabilities	12,908	6,470	19,378
Loans and financing	Current liabilities	53,790	(18,047)	35,743
Loans and financing	Noncurrent liabilities	985,541	(15,094)	970,447

		Consolidated
Account	Classification	Disclosed balances in 2008	Reclassification	Adjusted balances in 2008
Cash and cash equivalents	Current assets	65,843	944,245	1,010,088
Marketable securities	Current assets	944,245	(944,245)	-
Restricted cash	Current assets	-	79,619	79,619
Derivative financial instruments	Current assets	86,533	(79,619)	6,914
Recoverable taxes	Current assets	-	129,761	129,761
Other assets	Current assets	158,804	(140,932)	17,872
Other assets	Noncurrent assets	124,321	(29,940)	94,381
Property, plant and equipment	Noncurrent assets	2,771,359	4,938	2,776,297
Deferred assets	Noncurrent assets	4,938	(4,938)	-
Derivative financial instruments	Current liabilities	41,852	8,812	50,664
Advances from customers	Current liabilities	26,648	(26,648)	-
Deferred income and social contribution taxes on revaluation reserve	Current liabilities	5,486	(5,486)	-
Other liabilities	Current liabilities	32,878	31,834	64,712
Loans and financing	Current liabilities	83,344	(19,983)	63,361
Deferred income and social contribution taxes on revaluation reserve	Noncurrent liabilities	27,601	(27,601)	-
Loans and financing	Noncurrent liabilities	2,136,157	(29,940)	2,106,217
Other liabilities	Noncurrent liabilities	116,761	27,601	144,362

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

2.
Basis of preparation and presentation of financial statements and first-time adoption of Law No 11638, dated December 28, 2007, and Provisional Executive Order No. 449/08, dated December 3, 2008 (“MP 449/08”) (Continued)

m)	Effects from adoption of Law No. 11638/07 and MP 449/08 (Continued)

In addition, due to the elimination by MP No. 449/08 of the “Nonoperating result” line, the Company reclassified net gains of R$1,370 and R$9,992, Company and consolidated, respectively, in the financial statements for the year ended April 30, 2008 to “Other operating revenues, net” line.

Non-financial information presented in these financial statements was not reviewed by independent auditors.

3.	Summary of significant accounting practices

a)	Result of operations

Income and expenses are determined on the accrual basis. Revenues from sales are presented in the gross amount, i.e. including sales taxes and deductions, which are recorded as a reduction in revenues. Revenues from services provided are recognized in statement of operations for the year when the services are actually provided by the Company. Revenues are not recognized if there is significant uncertainty as to their collection.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

b)	Foreign currency translation

(i) Functional and reporting currency

The Company’s functional currency is the Brazilian Real, the same currency used to prepare and present the Company’s and the consolidated financial statements. The financial statements of each consolidated subsidiary and those used as a basis to evaluate the investments recorded under the equity accounting method are prepared considering each entity’s functional currency.

The assets and liabilities of subsidiaries located abroad are translated into Brazilian reais at the exchange rate effective on the closing balance sheet dates and gains/losses are determined at the monthly average rates for the year.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency (Real) at the rate of exchange of the respective balance sheet closing date. Exchange gains and losses resulting from translating these assets and liabilities between the transaction and the year-end dates are recognized as financial income or expenses under statement of operations for the year.

c)	Financial instruments

Financial instruments are only recognized as of the date when the Company becomes a part of the contract provisions of financial instruments. Once recognized, they are initially recorded at their fair value plus transaction costs that are directly attributable to their acquisition or issuance, except in the case of financial assets and liabilities classified in the category at fair value through statement of operations for the year, where these costs are recorded directly in the statement of operations for the year. Its subsequent measurement takes place at every balance sheet date in accordance with the new rules set forth for each type of financial assets and liabilities classification as:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

c)	Financial instruments (Continued)

Financial assets: These are classified in the categories below according to the purpose for which they have been purchased or issued:

(i)
Financial assets measured at fair value through profit or loss: these include financial instruments held for trading and assets initially recognized at FVTPL. They are classified as held for trading if originated for the purpose of sale or repurchase in the short term. Derivatives are also classified as for trading, excepting those designated as hedge. These are measured at fair value at each balance sheet date. Interest, monetary variation and foreign exchange gains/losses and fluctuations arising from measurement at fair value are recognized in profit or loss, as incurred, under “Financial income” or “Financial expenses”;

(ii)
Investments held to maturity: non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company’s management has the intention and ability to hold them to maturity. Interest, monetary variation and foreign exchange gains/losses, less impairment, if any, are recognized in profit or loss, as incurred, under “Financial income” or “Financial expenses”; and

(iii)
Receivables: non-derivative financial assets with fixed or determinable payments which, however, are not traded in an active market. Interest, monetary variation and foreign exchange gains/losses, less impairment, if any, are recognized in profit or loss, as incurred, under “Financial income” or “Financial expenses”.

The main financial assets recognized by the Company are: cash and cash equivalents, trade notes receivable, derivative financial instruments and claim for damages receivable.

Financial liabilities: These are classified in the categories below according to the nature of financial instruments contracted or issued:

(i)
Financial liabilities not measured at fair value: non-derivative financial liabilities not usually traded before maturity. Interest, monetary variation and foreign exchange gains/loss, when applicable, are recognized in profit or loss, as incurred.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

c)	Financial instruments (Continued)

The main financial liabilities recognized by the Company are: loans and financing, trade accounts payable and derivative financial instruments.

d)	Cash and cash equivalents

These include bank checking account balances and short-term investments which are redeemable within up to 90 days from the date of investment and are recorded at cost increased by earnings obtained up to the balance sheet date, not to exceed market value.

The short-term investments included as cash equivalents are mostly classified as “financial assets at fair value through profit or loss”. These investments are detailed in Note 4.

e)	Trade accounts receivable

Refer to amounts receivable from customers, which are reduced by an allowance for doubtful accounts to their probable realizable amounts. The allowance for doubtful accounts is set up for an amount considered by management to be sufficient to cover losses on realization of accounts receivable.

f)	Inventories

These are stated at average acquisition or production cost, not exceeding their market value. Provisions for slow-moving or obsolete inventories are set up when deemed necessary by management.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the estimated amount of sugarcane to be milled during the harvest period.

Cosan’s harvest period begins between the months of March and April each year and ceases normally in the months of November and December. From January to March, Cosan performs its major maintenance activities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

g)	Investments

Investments in subsidiaries and affiliate are stated by the equity method. The remaining investments are stated at acquisition cost reduced by a provision for devaluation, when applicable. The investments in subsidiaries Cosan International Universal Corporation and Cosan Finance Limited are stated based on the financial statements of these subsidiaries adjusted to accounting practices adopted in Brazil.

h)	Property, plant and equipment

Property, plant and equipment items are recorded at their acquisition or construction cost, net of tax credits. Depreciation is calculated using the straight-line method based on annual rates that take into consideration the remaining economic useful life of the assets, as shown in Note 9.

The sugarcane planting costs are recorded at cost and amortized over 5 years.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to March, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life.  It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the book value of an asset or group of assets may not be recovered.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

i)	Lease

Finance lease agreements are recognized in property, plant and equipment and also in liabilities, as loans and financing, at the lower of the minimum lease payments thereunder or the asset fair value. The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term. The implicit interest on loans and financing recognized in liabilities is charged to P&L over the life of the contract using the effective interest rate method.

Operating lease agreements are recognized as expenses on a systematic basis representing the period in which the benefit over leased assets is obtained, even if the related payments are not on the same basis. In 2008, the Company’s lease agreements are classified as operating lease and charged as expense to P&L to the extent such lease payments are made.

j)	Intangible

Goodwill on investment acquisitions made through March 31, 2009 based on future profitability was amortized by the straight-line method over a 5 to 10 year-term, to that date. From April 1, 2009 goodwill will no longer be amortized and shall be subject to annual impairment test.

k)	Provision for impairment of assets

Management annually tests the net book value of assets with a view to determining whether there are any events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net book value exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net book value to the recoverable amount. These impairment losses are accounted for as other operating expenses.

l)	Other current and noncurrent assets

These are stated at realizable value, including, when applicable, earnings, monetary and exchange variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

m)	Liabilities

Liabilities are recognized in the balance sheet when the Company has a legal or constructive obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. Certain liabilities due to uncertainty with respect to the timing and amount of the outflow of economic benefits required for their settlement are estimated as incurred and recorded as a provision. Provisions are recorded reflecting the best estimates of the risk involved.

n)	Share-based payment

The Company’s officers and management receive part of their compensation in the form of share-based payments. The costs of these transactions are initially charged to the statement of income over the period in which the services are received matched with a capital reserve account, and measured at fair value, when the compensation programs are offered, not being subject to subsequent changes.

o)	Taxation

Selling revenues are subject to taxation according to ruling Brazilian legislation.

The charges related to those taxes and contributions are stated as sales deductions in the statement of operations. The credits resulting from non-cumulative PIS/COFINS are presented reducing the cost of goods sold in the statement of operations. Revenue from exports, as well as the results of subsidiary Cosan International are not subject to the above taxes.

Income taxes comprise income and social contribution taxes. Income tax is computed on taxable income at 15%, plus a 10% additional charge on the portion of profits in excess of R$240 in the period of 12 months, while social contribution tax is computed at 9% on taxable income, recognized on the accrual basis. Deferred taxes related to tax loss carryforwards and temporary differences are presented in current and noncurrent assets, calculated based on the rates forecast upon realization thereof, which are reviewed annually. These tax credits are recognized only to the extent that a positive taxable base for which temporary differences may be used is likely to occur.

Tax prepayments or recoverable taxes are stated in current and noncurrent assets, based on their expected realization.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

p)	Loans and financing

Loans and financing are restated based on monetary or exchange variations, as applicable, plus accrued interest to the balance sheet date.

q)	Adjustment to present value of assets and liabilities

Noncurrent monetary assets and liabilities are discounted to present value, and so are current monetary assets and liabilities considered to have a significant effect on the overall financial statements. The adjustment to present value is calculated using contractual clauses and the explicit interest rate, and in certain cases the implicit interest rate, of respective assets and liabilities, and if significant, this interest is subsequently reallocated to financial income and expenses in the statement of operations for the year.

r)	Estimated liabilities

These are used in the measurement and recognition of certain assets and liabilities in the financial statements of the Company and its subsidiaries. These estimates take into consideration experience from past and current events, assumptions in respect of future events, and other objective and subjective factors. Significant items subject to such estimates include selection of useful lives of property, plant and equipment and intangible assets; allowance for doubtful accounts; provision for inventory losses; provision for losses on investments; analysis of recoverability of property, plant and equipment and intangible assets; deferred income and social contribution taxes; rates and periods applied in determining the present value adjustment of certain assets and liabilities (2009 only); provision for legal cases and actuarial liabilities; fair value measurement of share-based compensation and financial instruments (2009 only); considerations on the recognition and measurement of development costs capitalized as intangible assets (2009 only); estimates for disclosure of the sensitivity analysis of derivative financial instruments as required by CVM Instruction No. 475/08.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties related to the estimate process. The Company regularly reviews its estimates and assumptions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

s)	Statements of cash flows and of value added

The statements of cash flows were prepared and are presented in accordance with CVM Rule No. 547, of August 13, 2008, which approved CPC Pronouncement No. 03 - Statement of Cash Flows, issued by the Brazilian FASB (CPC). The statements of value added were prepared and are presented only for March 31, 2009 in accordance with CVM Rule No. 557, of November 12, 2008, which approved CPC Pronouncement No. 09 - Statement of Value Added, issued by the Brazilian FASB (CPC).

t)	Loss per share

Loss per share is calculated based on the number of outstanding shares as of balance sheet date.

u)	Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

(i)	Intercompany assets and liabilities are eliminated;
(ii)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
(iii)	Intercompany revenues and expenses are eliminated; and
(iv)	Significant unearned intercompany income is eliminated, when relevant.

The financial year of the consolidated subsidiaries is the same as that of the Company, and accounting policies were uniformly applied to the subsidiary consistently with those used in the prior year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

u)	Consolidation of financial statements (Continued)
Consolidated companies are listed as follow:

	Interest as of
	2009		2008
	Direct	Indirect	Direct	Indirect
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Usina da Barra S.A. Açúcar e Álcool	95.1%	99.6%	89.9%	9.2%
Agrícola Ponte Alta S.A.	-	99.6%	-	99.1%
Cosan Centroeste S.A. Açúcar e Álcool	-	99.6%	-	99.1%
Barra Bioenergia S.A.	-	99.6%	-	99.1%
DaBarra Alimentos Ltda.	-	99.6%	-	99.1%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.6%	-	99.1%
Benálcool Açúcar e Álcool S.A.	-	99.6%	-	99.1%
Barrapar Participações Ltda.	-	99.6%	-	-
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	-	99.6%	-	-
Águas da Ponte Alta S.A.	-	99.6%	-	-
Vale da Ponte Alta S.A.	-	99.6%	-	-
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	100.0%	-
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Cosanpar Participações S.A.	100.0%	-	-	-
Cosan Combustíveis e Lubrificantes S.A.	-	100.0%	-	-
Copsapar Participações S.A.	90.0%	-	90.0%	-
Cosan Operadora Portuária S.A.	-	90.0%	90.0%	-

4.	Cash and cash equivalents

	Parent Company		Consolidated
	2009	2008	2009	2008
Cash	40	45	125	151
“Overnight” investments	-	-	67,137	37,161
Bank checking accounts	44,081	13,119	74,586	22,223
Amounts pending foreign exchange closing	46,776	3,953	48,969	6,308
Marketable securities	297,829	908,040	528,539	944,245
	388,726	925,157	719,356	1,010,088

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

4.	Cash and cash equivalents (Continued)

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

Marketable securities correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.2% of the Interbank Deposit Certificate - CDI.

5.	Trade accounts receivable

	Parent Company		Consolidated
	2009	2008	2009	2008
Domestic	39,125	33,143	485,518	100,659
International	74,066	13,727	162,822	116,769
(-) Allowance for doubtful accounts	(776)	(711)	(49,177)	(2,190)
	112,415	46,159	599,163	215,238

6.	Inventories

	Parent Company		Consolidated
	2009	2008	2009	2008
Finished goods:
Sugar	56,328	23,320	109,265	53,488
Ethanol	78,661	8,396	200,980	24,801
Fuels and lubricants	-	-	274,430	-
Harvest costs	158,450	141,822	386,529	356,505
Supplies and other	57,907	64,747	158,083	152,887
Provision for inventory realization and obsolescence	(9,856)	(8,599)	(23,102)	(17,163)
	341,490	229,686	1,106,185	570,518

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

7.	Related parties

	Current Assets
	Parent Company			Consolidated
	2009		2008	2009	2008
Usina da Barra S.A. Açúcar e Álcool	78,026		521.708	-	-
Cosanpar Participações S.A.	33,013	-	-	-	-
Cosan Combustíveis e Lubrificantes S.A.	37,580		-	-	-
Nova América S.A. – Agroenergia	30,382	-	-	30,382	-
Cosan International Universal Corporation	-	-	41,937	-	-
Cosan Operadora Portuária S.A.	-		16,189	-	-
Vertical UK LLP	13,404		5,926	26,850	16,305
Others	3,914		5,355	-	-
	196,319		591,115	57,232	16,305

	Liabilities
	Parent Company		Consolidated
	2009	2008	2009	2008
Cosan Finance Limited	872,128	644,304	-	-
Cosan Limited	-	-	410,329	-
Others	7,824	-	-	-
	879,952	644,304	410,329	-
Current	(26,801)	(22,571)	(5,169)	-
Noncurrent	853,151	621,733	405,160	-

	Parent Company		Consolidated
	2009	2008	2009		2008
Transactions of balances receivable
Remittance of financial resources, net of receipts and credit assignments	688,677	635,400	(561,019)		(212,730)
Payment of capital in subsidiaries through credits in current account, net of advance for future capital increase written off	(1,351,257)	(758,334)	-		-
Sale of finished goods and services (1)	143,867	660,940	477,189	-	1,165,857
Purchase of finished goods and services (1)	(265,283)	(281,333)	(477,189)		(1,165,857)
Sale of finished goods and services to related parties	108,015	42,866	283,337		228,990
Sale of fixed assets to related party	32,337	-	32,337		-
Sale of interest on investment subsidiary to related party	-	-	286,272		-
Financial income	248,848	14,176	-		-

Transactions involving liabilities
Financial resources obtained (paid)	(77,172)	477,538	(6,251)	(667)
Assumption of subsidiary’s debt	-	-	413,158	-
Financial expenses	312,820	(50,743)	3,422	-

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

7.	Related parties (Continued)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The amount receivable from Usina da Barra on April 30, 2008 refers to advances for future delivery of sugar, subject to interest equivalent to 100% of CDI and basket of currencies. At the Extraordinary General Meeting of March 31, 2009, the Company increased the capital of Usina da Barra by R$1,396,198, by fully paying credits to the parent company, as described in Note 8. The amount receivable at March 31, 2009 refers to funds remitted to indirect subsidiary Cosan Centroeste S.A. on behalf of Usina da Barra, which are not subject to interest.

The balances receivable from Cosanpar and its subsidiary Cosan CL consist mainly of the payment of expenses incurred during the transition period for the acquisition of Cosan CL (former Essobrás), for future capital contributions, without any interest thereon.

The amount receivable from Nova América S.A. – Agroenergia refers to an intercompany loan subject to interest equivalent to 100% of CDI plus annual interest of 2%.

The balance receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whose receivable maturity date is 30 days.

The balance payable to Cosan Finance Limited refers to export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The amount payable to Cosan Limited refers to Floating Rate Notes issued by Cosan CL, equivalent to US$175,000 thousand, maturing in 2018. Such balance bears variable interest corresponding to the quarterly Libor rate, plus annual interest of 2.8%, paid on a quarterly basis.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

7.	Related parties (Continued)

At March 31, 2009, the Company and its subsidiary Usina da Barra were lessees of approximately 35.000 hectares of related companies under the same control as Cosan and its affiliate Radar Propriedades Agrícolas S.A., which is controlled by another shareholder, exercised by another shareholder. The amount paid by the Company and its subsidiary to the lessors in the eleven-month period ended March 31, 2009 totaled R$18,475. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments

	2009
	Investee		Investor
	Equity	Profit (loss) of the period	Interest %	Investments	Earnings (losses) on equity investments
Administração de Participações Aguassanta Ltda.	126,340	(15,510)	91,5	115,599	(14,191)
Usina da Barra S.A. – Açúcar e Álcool	2,579,849	(134,413)	95,1	2,452,843	(119,136)
Cosan Operadora Portuária S.A. (1)	-	-	-	-	1,575
TEAS – Terminal Exportador de Álcool de Santos S.A.	46,084	1,744	32,0	14,747	615
Cosan S.A. Bionergia	136,288	(4,287)	100,0	136,288	(4,287)
Cosan International Universal Corporation	13,245	4,786	100,0	13,245	4,786
Cosan Finance Limited	28,879	10,362	100,0	28,879	10,362
Radar Propriedades Agrícolas S.A.	736,529	15,434	18,9	139,343	2,919
Cosanpar Participações S.A.	1,686,121	(20,658)	100,0	1,686,121	(20,658)
Copsapar Participações S.A.	195,589	6,284	90,0	176,030	5,655
Others	-	-	-	25,837	10,386
				4,788,932	(121,974)

(1)	Amounts capitalized on December 10, 2008 at subsidiary Copsapar.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments (Continued)

	2008
	Investee		Investor
	Equity	Profit (loss) of the year	Interest %	Investments	Earnings (losses) on equity investments	Reversal of provision for devaluation of equity investment (1)
Administração de Participações Aguassanta Ltda.	158,349	(23,353)	91,5	144,888	(21,368)	-
Usina da Barra S.A. – Açúcar e Álcool	1,576,445	(155,895)	89,9	1,417,303	(131,352)	-
Cosan Operadora Portuária S.A.	35,291	(3,660)	90,0	31,760	(3,294)	-
TEAS – Terminal Exportador de Álcool de Santos S.A.	44,161	1,362	32,0	14,132	436	-
Cosan S.A. Bionergia (3)	140,575	-	100,0	223,909	-	-
Cosan International Universal Corporation	4,660	10,123	100,0	4,660	4,660	5,860
Cosan Finance Limited	11,689	15,351	100,0	11,689	11,689	3,458
Rezende Barbosa S.A. Administração e Participações (2)	-	-	-	100,000	-	-
Others	-	-	-	6,247	17	-
				1,954,588	(139,212)	9,318

(1)	Recorded in the net income (loss) for the year under Other operating income (expenses), net (Note 18);
(2)	Corresponds to advances for future acquisition of investment; and,
(3)	Includes a balance of advance for future capital increase, totaling R$83,334.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments (Continued)

The quantity of shares and/or quotas of investees and affiliate and the corresponding quantity held by the Company, at March 31, 2009 and April 30, 2008, are as follows:

	2009
	Total shares of investee				Total shares held by the Company
	Shares				Shares
	Common	Preferred	Quotas	Total	Common	Preferred	Quotas	Total
Cosan S.A. Bioenergia	140,575,100	-	-	140,575,100	140,575,100	-	-	140,575,100
Administração de Participações Aguassanta Ltda.	-	-	9	9	-	-	1	1
Usina da Barra S.A. Açúcar e Álcool	3,083,138,536	32,565,697	-	3,115,704,233	2,962,318,537	-	-	2,962,318,537
Copsapar Participações S.A.	190,797,424	-	-	190,797,424	171,717,682	-	-	171,717,682
Cosan International Universal Corporation	2	-	-	2	2	-	-	2
Cosan Finance Limited	-	-	1	1	-	-	1	1
Cosanpar Participações S.A.	1,706,779,790	-	-	1,706,779,790	1,706,779,790	-	-	1,706,779,790
Radar Propriedades Agrícolas S.A.	18,026,602	-	-	18,026,602	3,410,446	-	-	3,410,446
TEAS - Terminal Exportador de Álcool de Santos S.A.	11,281,960	-	-	11,281,960	3,610,227	-	-	3,610,227

	2008
	Total shares of investee				Total shares held by the Company
	Shares				Shares
	Common	Preferred	Quotas	Total	Common	Preferred	Quotas	Total
Cosan S.A. Bioenergia	140,575,100	-	-	140,575,100	140,575,100	-	-	140,575,100
Administração de Participações Aguassanta Ltda.	-	-	9	9	-	-	1	1
Usina da Barra S.A. Açúcar e Álcool	1,486,859,020	32,565,697	-	1,519,424,717	1,366,039,021	-	-	1,366,039,021
Cosan Operadora Portuária S.A.	50,000	50,000	-	100,000	45,000	45,000	-	90,000
Cosan International Universal Corporation	2	-	-	2	2	-	-	2
Cosan Finance Limited	-	-	1	1	-	-	1	1
TEAS - Terminal Exportador de Álcool de Santos S.A.	11,281,960	-	-	11,281,960	3,610,227	-	-	3,610,227

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments (Continued)

	Parent Company		Consolidated
	2009	2008	2009	2008
Opening balances	1,954,588	1,234,465	120,312	93,169
Earnings (losses) on equity investments	(121,974)	(139,212)	13,976	6,574
Acquisition of investments	3,369,336	938,631	146,692	102,112
Decrease of investment due to merger/spin-off	-	-	-	(81,555)
Dividends receivable	(1,343)	-	-	-
Reversed revaluation in subsidiary and adoption of Law No. 11638/07 and MP 449/08	(259,775)	-	-	-
Disposal of investment through capital increase in subsidiary	(164,618)	(78,193)	-	-
Currency translation adjustment	10,627	(181)	-	-
Others	2,091	(922)	(2,771)	12
Closing balances	4,788,932	1,954,588	278,209	120,312

Transactions carried out in the year ended March 31, 2009

At July 31, 2008, subsidiary Usina da Barra, together with other shareholders, incorporated Santa Cecília, whose corporate purpose is to provide alternatives to the use and management of assets contributed by the shareholders to this company. The amount contributed by Usina da Barra is R$16,356, representing interest equivalent to 33.33%.

On August 28, 2008 the Company announced the incorporation of subsidiary Radar, whose corporate purpose is to invest in farm real estate in Brazil by identifying rural properties likely to experience price increases for later leasing and/or sale. The initial capital contribution to this venture totaled R$301,178, with R$56,980 being invested by Cosan on September 5, 2008, now holding 18.9% of Radar, and R$244,198 by other shareholders, holding 81.1% of the subsidiary.

At the Ordinary and Extraordinary General Meeting held on October 2, 2008, the shareholders of Cosan Portuária approved a capital increase of R$34,759, with no new shares being issued. Cosan subscribed 90% of the capital increase, in the amount of R$31,283, with credits from the company, and the amount of R$3,476, or 10% of the capital increase, was subscribed by another shareholder in legal tender. As a result of this capital contribution, the company’s fully subscribed and paid-up capital totals R$73,358.

On October 6, 2008 the Company increased capital in Cosanpar Participações S.A. by remitting financial funds for R$557,379, representing 557,378,790 registered common shares without par value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments (Continued)

Transactions carried out in the year ended March 31, 2009 (Continued)

On November 7, 2008 the Company increased capital in Cosanpar Participações S.A. by remitting financial funds for R$1,149,400, representing 1,149,400,000 registered common shares without par value.

On December 1, 2008 the Company completed Essobrás’ acquisition, currently named Cosan CL, and its affiliates hold assets of distribution and sale of fuels and production and sale of lubricants and specialties of ExxonMobil no Brasil, through payment of R$1,672,445 by the subsidiary Cosanpar to ExxonMobil International Holdings B.V. for 100% of the shares of companies owning the former Essobras, and for the payment of additional costs relating to the operation, in the amount of R$30,776, with initial goodwill being determined in the amount of R$1,507,700. Additionally, Cosanpar reversed goodwill in connection with some Cofins-related proceedings, which was excluded from the purchase agreement, in a total R$43,519, generating receivables from ExxonMobil, which were accounted for as Other credits under noncurrent assets. As a result of this operation, Cosanpar determined goodwill for R$1,464,181, whose economic base should be determined through a valuation report of the acquired company.

On December 10, 2008 the Company announced the formation of Copsapar. The initial capital contribution on such company reached R$190,797, R$171,718 of which was invested by Cosan, which started holding 90.00% of the equity capital of that subsidiary, together with the capital contribution from other shareholders worth R$19,079, representing 10.00% of its equity capital. Shares subscribed for and contributed by the Company were as follows: (i) assignment of 89,995 shares issued by Cosan Operadora Portuária S.A. for R$64,618; (ii) assignment of Company’s rights and obligations adjusted through a Private Agreement for Purchase and Sale of Shares and Other Provisions and Memorandum of Understanding, dated April 9, 2008, executed with Rezende Barbosa S.A. Administração e Participações, in the amount of R$100,000; and (iii) R$7,100 in financial funds to be contributed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

8.	Investments (Continued)

Transactions carried out in the year ended March 31, 2009 (Continued)

On December 15, 2008, in a Special General Meeting, the shareholders of indirect subsidiary Ponte Alta approved the Company’s partial spin-off for R$206,833. Net assets were dropped down as follows:

Net assets
Nova Agrícola Ponte Alta S.A.	160,693
Terras da Ponte Alta S.A.	16,066
Águas da Ponte Alta S.A.	21,469
Vale da Ponte Alta S.A.	8,605
206,833

On December 19, 2008 the Company increased capital in Radar by remitting financial funds for R$82,196, together with the contribution from other shareholders amounting to R$352,266, without any change in equity interest in the capital of that company. As a result of this operation, Radar’s capital amounted to R$735,640, comprising 18,026,602 registered common shares without par value.

On December 30, 2008 the indirect subsidiary Barra sold to Radar, in an arm’s length transaction, its equity interest in Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A., in the amounts of R$251,891 and R$34,381, respectively. As a result of this transaction, Barra determined a gain of R$109,513, classified in P&L for the period under Other operating income. Additionally, as a result of the First-time Adoption of Law No. 11638/07 and of Provisional Executive Act (MP) 449/08, the Company retrospected to April 30, 2008, the transition date, and fully reversed the revalued amounts. As a result, Barra also recognized a capital gain of R$61,867 in connection with this transaction, which was recognized in the statement of income for the year as Other operating income, net.

On January 9, 2009 Barra sold its equity interest in Santa Cecília Agro-industrial S.A. for R$12,832, recording a loss on this operation for R$3,523, recorded in P&L for the period under Other operating expenses.

At March 31, 2009, the Company increased the capital of Usina da Barra by contributing financial resources of R$1,396,198, corresponding to 1,596,279,516 registered common shares with no par value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

9.	Property, plant and equipment

		Parent Company
		2009			2008
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	59,591	-	59,591	181,171
Machinery, equipment and installations	10.73	462,256	(260,019)	202,237	165,572
Vehicles	21.80	62,254	(32,973)	29,281	14,032
Furniture, fixtures and computer equipment	18.43	62,994	(26,830)	36,164	42,863
Buildings and improvements	4.00	154,903	(26,860)	128,043	123,281
Construction in progress	-	68,758	-	68,758	58,617
Sugarcane planting costs	20.00	383,198	(159,324)	223,874	230,801
Parts and components to be periodically replaced	100.00	65,524	-	65,524	64,549
		1,332,873	(517,139)	815,734	880,886

		Consolidated
		2009			2008
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	201,046	-	201,046	584,931
Machinery, equipment and installations	11.70	1,899,006	(1,107,817)	791,189	397,079
Vehicles	17.99	212,983	(126,580)	86,403	34,512
Furniture, fixtures and computer equipment	16.38	169,680	(109,959)	59,721	52,445
Buildings and improvements	4.00	676,215	(217,724)	458,491	296,325
Construction in progress	-	881,561	-	881,561	481,402
Sugarcane planting costs	20.00	1,149,803	(490,645)	659,158	628,979
Parts and components to be periodically replaced	100.00	147,108	(467)	146,641	152,509
Advances for fixed asset purchases	-	203,493	-	203,493	144,439
Others	5.88	5,248	(2,002)	3,246	3,676
		5,560,274	(2,066,327)	3,493,947	2,776,297

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

As mentioned in Note 2.m, on the transition date, the Company fully reversed the balance of revalued assets, in compliance with the provisions of CVM Rule No. 565, of December 17, 2008, which approved accounting pronouncement CPC 13 – First-time Adoption of Law No. 11638/07 and of MP 449/08, with total effect of R$364,765 on shareholders’ equity.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

10.	Intangible

Refers substantially to goodwill paid on expected profit. Balances at March 31, 2009 and April 30, 2008 are as follows:

		Parent Company
		2009			2008
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(53,100)	10,620	22,302
Goodwill on the acquisition of Grupo Mundial	10	127,953	(40,518)	87,435	99,164
Goodwill on the payment of capital of Mundial	10	21,142	(6,342)	14,800	16,738
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	10	267,824	(84,811)	183,013	207,563
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(33,590)	81,575	92,132
		595,804	(218,361)	377,443	437,899

		Consolidated
		2009			2008
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(53,100)	10,620	22,302
Goodwill on the acquisition of Usina da Barra	20	35,242	(34,684)	558	7,019
Goodwill on the constitution of FBA	10	22,992	(18,585)	4,407	6,514
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(19,100)	5,018	7,228
Goodwill on the acquisition of Grupo Destivale	10	69,918	(27,424)	42,494	48,904
Goodwill on the acquisition of Grupo Mundial	10	127,953	(40,518)	87,435	99,163
Goodwill on the payment of capital of Mundial	10	21,142	(6,342)	14,800	16,738
Goodwill on the acquisition of Corona	10	818,831	(255,815)	563,016	638,076
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(33,590)	81,575	92,132
Goodwill on the acquisition of Usina Santa Luiza	10	47,053	(4,705)	42,348	53,948
Goodwill on the acquisition of Benálcool	10	167,300	(18,053)	149,247	- 168,646
Goodwill on the acquisition of Aliança	10	1,860	-	1,860	-
Goodwill on the acquisition of Cosan CL (Note 8)	10	1,464,181	(48,806)	1,415,375	-
		2,979,475	(560,722)	2,418,753	1,160,670

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent Company		Consolidated
	2009	2008	2009	2008
ICMS – State VAT	5,566	5,726	24,847	16,837
IPI	117	231	25,776	766
INSS – Social Security	5,922	7,045	20,376	20,650
PIS – Social Integration Program	2,826	595	6,113	4,119
COFINS – Social Security Financing	12,808	2,736	23,492	18,749
Tax Recovery Program – REFIS	-	-	273,507	285,119
Special Tax Payment Program – PAES	50,906	58,073	69,813	81,469
Income and social contribution taxes payable	8,216	4,249	41,099	29,032
Other	5,125	5,467	12,333	18,664
	91,486	84,122	497,356	475,405
Current liabilities	(36,076)	(33,031)	(168,596)	(116,090)
Noncurrent liabilities	55,410	51,091	328,760	359,315

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	2009	2008	2009	2008
13 to 24 months	16,143	11,192	44,549	38,741
25 to 36 months	15,460	11,078	43,409	38,224
37 to 48 months	14,704	10,507	42,644	36,920
49 to 60 months	4,314	10,521	28,837	35,905
61 to 72 months	1,005	3,273	24,067	22,045
73 to 84 months	1,005	965	24,067	19,069
85 to 96 months	1,005	965	24,067	19,069
Above 97 months	1,774	2,590	97,120	149,342
	55,410	51,091	328,760	359,315

Tax Recovery Program - REFIS

In 2000, several subsidiaries applied to pay their tax payables in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

Tax Recovery Program – REFIS (Continued)

The balances on March 31, 2009 and April 30, 2008 are as follows:

	Consolidated
	2009	2008
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges based upon TJLP variation	124,005	114,935
Payments made	(142,726)	(122,044)
	273,507	285,119
Current liabilities	(22,311)	(17,414)
Noncurrent liabilities	251,196	267,705

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, the FNDE (National Fund for Economic Development) and the INSS. Installments are adjusted monthly based upon the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

Special Tax Payment Program – PAES (Continued)

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts. According to the Company and its subsidiaries, the consolidated debts on March 31, 2009 and April 30, 2008 are as follows:

	Parent Company		Consolidated
	2009	2008	2009	2008
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,908	83,914
INSS contributions	13,216	13,216	24,163	24,709
Amortization	(51,263)	(41,902)	(76,370)	(62,440)
Monetary restatement	26,860	24,666	38,112	35,286
	50,906	58,073	69,813	81,469
Current installments	(10,467)	(10,059)	(15,172)	(14,935)
Noncurrent installments	40,439	48,014	54,641	66,534

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

At March 31, 2009, the Company formally documented its option for the installment payment program (PAES) involving debts to the Brazilian IRS (SRF), as established in article 3 of MP 449/08. As determined in article 6 of Joint Ordinance PGFN/RFB No. 1, of March 10, 2009, the installment payment is subject to negotiation with regulatory agencies, which have not been regulated to date.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

12.	Income and social contribution taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent Company		Consolidated
	2009	2008	2009	2008
Income (loss) before income and social contribution taxes	(632,096)	11,964	(709,061)	(68,977)
Income and social contribution taxes at nominal rate (34%)	214,913	(4,067)	241,081	23,452
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(41,471)	(47,332)	4,752	2,235
Non-deductible goodwill amortization	(2,087)	(2,994)	(5,187)	(3,558)
Non-deductible donations and contributions	(1,765)	(1,653)	(2,484)	(3,177)
Recognized granted shares	(3,901)	-	(3,901)	-
Tax effect on P&L of subsidiary abroad	(11,893)	(1,809)	(11,893)	(1,809)
Others	4,464	(1,884)	12,298	1,604
Total current and deferred taxes	158,260	(59,739)	234,666	18,747
Effective rate	-	499.36%	-	-
b)	Deferred income and social contribution tax assets:

	Parent Company
	2009				2008
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	225,260	56,315	20,274	76,589	44,351
Income tax losses	470,919	117,730	-	117,730	27,489
Social contribution tax losses	471,021	-	42,391	42,391	9,904
Deferred taxes - noncurrent assets		174,045	62,665	236,710	81,744

	Consolidated
	2009				2008
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	1,344,405	336,100	120,998	457,098	263,382
Income tax losses	839,436	209,859	-	209,859	68,854
Social contribution tax losses	839,537	-	75,558	75,558	24,796
Deferred taxes		545,959	196,556	742,515	357,032
Current assets				(42,471)	-
Noncurrent assets				700,044	357,032

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b)	Deferred income and social contribution tax assets: (Continued)

Deferred income and social contribution tax loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared annually by management, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	2009	2008	2009	2008
2011	2,168	-	33,484	13,170
2012	25,462	6,649	76,119	35,043
2013	53,894	20,597	130,318	76,602
2014	75,281	20,597	174,995	76,602
From 2015 to 2017	64,806	29,466	192,627	129,277
From 2018 to 2019	15,099	4,435	92,501	26,338
	236,710	81,744	700,044	357,032

The tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date. The changes in estimated term of realization of deferred taxes in relation to the previous year is tied to changes in the current economic scenario in which the Company operates, particularly as a result of sugar price increases in the international market.

In addition, the Company estimates to use part of the income and social contribution tax loss balances during the year ending March 31, 2010, as provided for in MP 449/08, to amortize fines and interest imposed on tax installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

13.	Loans and financing

	Financial charges		Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate	2009	2008	2009	2008	Final maturity	2009	2008
Senior Notes Due 2009	Dollar (US)	9.0%	86,456	60,415	86,456	60,415	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	936,704	686,559	February/2017	-	-

Commercial Promissory Notes	DI – Interbank Deposits	3%	1,161,971	-	1,161,971	-	November/09	Chattel mortgage	-

BNDES (3)	TJLP	2.61%	-	-	230,504	-	January/2022	Credit rights from contracts of energy trading	Credit rights from contracts of energy trading

ACC	Dollar (US)	6.55%	143,250	-	143,250	-	August/2009	-	-

Perpetual Notes IFC	Dollar (US) Dollar (US)	8.25% 7.44%	1,054,119 114,323	774,154 99,020	1,054,119 114,323	774,154 99,020	- January/2013	- Chattel mortgage	- Chattel mortgage
Resolution 2471	IGP-M Corn price variation	3.95% 12.5%	97,642 129	92,868 137	579,856 129	551,828 725	December/2020 October/2025	National Treasury Securities and land mortgage	National Treasury Securities and land mortgage

Others	Several	Several	21,084	3,924	70,000	37,988	Several	Mortgage. inventories and chattel mortgage on financial assets	Mortgage. inventories and chattel mortgage on financial assets
Expenses with issue of Notes			(21,757)	(24,328)	(42,352)	(41,111)	-	-	-
			2,657,217	1,006,190	4,334,960	2,169,578
Current assets			(1,419,451)	(35,743)	(1,449,504)	(63,361)
Noncurrent assets			1,237,766	970,447	2,885,456	2,106,217

(1)	Financial charges at March 31, 2009, except when otherwise indicated;
(2)	All loans and financing are guaranteed by promissory notes and surety of the Company, subsidiaries and shareholder’s, in addition to the securities described above.
(3)	Refers to proceedings received by Cosan S.A. Bioenergia to be used on co-generation energy project.

\OSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	2009	2008	2009	2008
13 to 24 months	16,029	69,911	42,322	72,651
25 to 36 months	23,401	17,958	49,799	14,044
37 to 48 months	58,129	17,816	83,140	21,596
49 to 60 months	2,058	21,098	23,882	22,522
61 to 72 months	8	8	19,447	524
73 to 84 months	8	8	16,676	319
85 to 96 months	8	8	943,421	(1,930)
Thereafter	1,138,125	850,439	1,706,769	1,976,491
	1,237,766	970,447	2,885,456	2,106,217

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On March 31, 2009, these certificates, classified as noncurrent assets, amounted to R$27,356 (R$23,362 at April 30, 2008), at the Company and R$177,626 (R$151,687 at April 30, 2008) at consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Commercial Promissory Notes

On November 17, 2008 the Company issued 44 nominal promissory notes of a single series at the price of R$25,000 each, whose offering reached R$1,100,000. The nominal amount of promissory notes will not be updated. The promissory notes are subject to conventional interest consisting of the accumulated change in average daily rates of Interbank Deposits (DI), extra group overnight interbank deposit rate daily calculated and capitalized at a surcharge of 3% p.a., payable in a sole installment on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (i) aval guarantee of Mr. Rubens Ometto Silveira Mello; and (ii) chattel mortgage of shares of Cosan CL (current name of Essobrás).

Restrictive covenants in the loan and financing agreements

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, the most significant being: (i) limitation of transactions with shareholders and affiliates; (ii) limitation in payment of dividends and other payment restrictions which affect subsidiaries; and (iii) limitation of concession of warranty on assets.

Also, the Company and its subsidiaries are subject to certain restrictive covenants concerning financial indexes, determined during 2005, the most significant being as follows: (i) limitation of indebtedness by complying with the net debt ratio/EBITDA lower than 3.5 to 1; and (ii) limitation of indebtedness by complying with current assets/current liabilities ratio equal or greater than 1.3.

All restrictive covenants have been fully met by the Company and its subsidiaries.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Expenses with issue of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded as other assets, in current and noncurrent assets, respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

14.	Provision for judicial demands

	Parent Company		Consolidated
	2009	2008	2009	2008
Tax	226,805	200,228	1,324,136	778,391
Civil and labor	22,905	8,499	155,827	100,334
	249,710	208,727	1,479,963	878,725
Judicial deposits	(13,077)	(11,730)	(330,545)	(46,300)
	236,633	196,997	1,149,418	832,425

	2009	2008	2009	2008
Beginning balances	196,997	172,776	832,425	727,966
Recording (reversal) of provisions	27,307	3,100	25,908	9,128
Other additions (write-offs), net	(2,316)	(1,281)	(10,834)	3,618
Monetary restatement	14,645	13,492	56,792	36,934
Addition due to acquisition, net of write-off	-	-	201,608	64,502
Transfer between accounts	-	8,910	-	(9,723)
Ending balances	236,633	196,997	1,105,899	832,425

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

The main tax judicial demands at March 31, 2009 have not presented significant changes in comparison with April 30, 2008 and are as follows:

	Parent Company		Consolidated
Description	2009	2008	2009	2008
Premium credit – IPI (i)	146,886	137,966	269,157	251,716
PIS and Cofins (ii)	17,334	19,264	144,830	141,075
IPI credits (NT) (iii)	-	-	92,722	86,125
Contribution to IAA (iv)	-	-	84,904	79,607
IPC-89 (v)	-	-	81,546	-
Finsocial (vi)	-	-	163,668	-
IPI – Federal VAT	9,534	9,124	54,699	52,024
ICMS credits	14,718	13,036	46,226	43,725
Income tax and social contribution	5,381	967	43,463	33,263
Others	32,952	15,578	140,123	84,207
	226,805	200,228	1,121,338	778,391

i)	IPI Premium Credit

This premium credit, introduced by Decree Law No. 491/69, is an incentive to export trading companies, by granting IPI tax credits on export sales, as a way to refund taxes paid in Brazil. This benefit was regulated by Decree No. 64833, dated July 17, 1969, which authorized use of the amount of excess premium credit to pay any federal taxes or its refund in cash.

Further to own IPI premium credits, the Company and its subsidiaries used other IPI premium credits from companies of the same economic group, mainly from Usina Costa Pinto S.A. Açúcar e Álcool and Indústria Açucareira São Francisco S.A. Up to March 31, 2009, a significant part of these credits was used to offset federal taxes and contributions, i.e. IRPJ, CSSL, PIS, Cofins, IPI, CIDE, IRRF and IOF. Considering that such credits are still subject matter of dispute, the financial statements include provision for these taxes and contributions that were offset, including SELIC interest. The Higher Court had expressed a position in favor of use of these IPI premium credits. However, the ruling handed down on November 9, 2005, expressed a different position considering that (a) IPI premium credit has been extinct since 1983, and (b) use thereof since that year is not allowed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

i)	IPI Premium Credit (Continued)

An appeal against this ruling may be filed with Higher Court and the Supreme Court. On December 26, 2005, the Brazilian Senate published Resolution SF No. 71, declaring unconstitutionality of certain provisions of Decree Law No. 1724 dated December 7, 1979 and Decree Law No. 1894, dated December 16, 1981, on the extinction of IPI premium credit, thus reinforcing taxpayers’ theory and the need of review of the matter by higher courts.

The referred to process remains under discussion at the Judiciary, and there is no significant change in legislation, including case laws, that could impact the opinion of the legal advisors’ opinion.

ii)	PIS and Cofins

The amount recorded in this account mainly comprises: a) Tax delinquency notices issued by the federal tax authorities against subsidiary Usina da Barra – successor of Açucareira Corona, claiming PIS and Cofins on exchange gains and other financial income; b)Non-cumulative  Pis and Cofins credits on the purchase of products indirectly used in the Company’s industrial process; c) Debts arising from the Special Debt Payment in Installments Program  - PAES due to exclusion of Alcomira S.A. from the program, a company that was succeeded by Cosan. According to the legal advisors of the Company and its subsidiaries, the case involves a probable unfavorable outcome.

iii)	IPI Credits (NT)

Subsidiary Usina da Barra is discussing in court the right to recognize presumed matching IPI credits on the purchase of raw materials, intermediate products and packaging materials that are taxed at rate reduced to zero, tax immune, tax exempt or non-taxed. By operation of an injunction in connection with a writ of mandamus filed by the subsidiary, these IPI credits were used to offset current IPI liabilities and other federal taxes and contributions. At March 31, 2009, the provision balance was R$56,867 (R$54,425 at April 30, 2008) related to taxes and contributions that were offset, including SELIC interest and other charges. According to the legal advisors of the Company and its subsidiary, these proceedings involve possible loss. The remaining amount of R$35,855 (R$31,700 at April 30, 2008) reflects offsets of taxes and contributions as well as SELIC interest and other charges, made by subsidiary Benálcool, which is discussing in court the same credit right claimed by Usina da Barra.

14.	Provision for judicial demands (Continued)

iii)	IPI Credits (NT) (Continued)

On March 31, 2009, the Company formalized its option for the installment payment provided for by article 2 of Provisional Executive Order (MP) No. 449/08 in relation to tax liabilities offset using IPI credits of subsidiaries Barra and Benálcool. Under article 6 of Joint Administrative Ruling PGFN/RFB No. 1, dated March 10, 2009, this installment payment is pending negotiation with the relevant authorities and has not yet been granted.

iv)	Contribution to IAA

Subsidiary Usina da Barra is discussing in court constitutionality of the contribution to the extinct Brazilian Institute of Sugar and Alcohol – IAA that has not been paid on sugar and ethanol sales in the period from March 1989 to November 1991, in the amount of R$34,061 (R$30,902 at April 30, 2008). In addition, the Company is questioning several tax foreclosures by the federal government, successor of the extinct IAA in relation to this contribution, due to default on foreign loan payments by Açucareira Nova Tamoio S.A. (merged into Usina da Barra), which had to be paid by the federal government, the operation guarantor at the time. These proceedings total R$96,876 at March 31, 2009 (R$93,536 at April 30, 2008). However, a favorable ruling to the subsidiary on this case made the Company’s legal advisors to review the estimated loss from these foreclosures, in the total amount of R$50,843 (R$46,370 at April 30, 2008), fully provisioned in the financial statements. At April 30, 2008, this provision was supplemented to R$48,705.

v)	IPC 89 (Consumer Price Index)

As of 1993, Cosan CL (current name of Essobrás) and its direct subsidiary Sociedade Técnica e Industrial de Lubrificantes Solutec Ltda. (“Solutec”) filed a lawsuit questioning the balance sheet monetary restatement index (IPC) established by the Federal Government in 1989, which did not reflect inflation in the period. By operation of such index, the Company determined and paid IRPJ and CSLL amounts allegedly higher than that which would be due.

Cosan CL and Solutec were granted a favorable preliminary injunction ruling regarding recalculation of the balance sheet monetary restatement, now using the inflation indices for the period, thus determining new IRPJ and CSLL amounts. The IRPJ and CSLL overpayments were offset in subsequent years, up to 1997, when the balance was zeroed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

v) IPC 89 (Consumer Price Index) (Continued)

Despite the favorable decision, tax authorities served Solutec a tax deficiency notice relating to offsets made during the period from 1993 to 1997, whereas Cosan CL was served a notice only in relation to offset carried out in 1993. In view of the contingent characteristics of such offsets, these amounts were also recorded as provision for judicial demands, and are undergoing restatement based on the SELIC rate variation. The proceedings total R$81,547 at March 31, 2009.

vi) Offsets against Finsocial

In the period from June to December 2004, Cosan CL carried out the offset of Cofins and several other taxes against Finsocial paid prior to such period, based on preliminary injunction granted by the Judiciary, under a suit in which the constitutionality of the Finsocial was discussed.

In 1995, Cosan CL was declared Cofins immune. Accordingly, it interpreted that the Cofins amount offset against Finsocial did not, in fact, occur, and in 2003, based on favorable court decision handed down to the Company in connection with Finsocial, it concluded that the credits relating to such tax offset against Cofins were once again available for offset against other taxes. As such, the Company began offsetting such credits against IRPJ, CSLL, CIDE, PIS, Cofins and IRRF resulting from its operations. Once again, considering the contingent characteristic of this offset, the entire offset amount was recorded as provision for judicial demands, until the approval by the Brazilian IRS of such offset.

In 2008, the Brazilian IRS denied the mentioned offset, claiming that such credits had already been offset against Cofins in 1994. As a result of such position, management decided to file administrative appeal against the decision, which is still awaiting judgment by the Board of Tax Appeals. The provision is being monetarily restated based on the SELIC rate variation, totaling R$163,668 at March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Judicial proceedings involving possible loss

i)	IPI credit resulting from Revenue Procedure No. 67/98

Revenue Procedure No. 67/98 introduced the possibility of refund of IPI paid in the period from January 14, 1992 to November 16, 1997, on amorphous refined sugar.

In view of this, Usina da Barra, for the periods for which it paid IPI, applied for offset of these amounts against other taxes due. However, the applications for refund as well as for tax offset were dismissed by Brazilian IRS. Thus Usina da Barra filed an administrative appeal against this decision.

After being notified to pay debts subject matter of offset, due to the changes introduced by Revenue Procedure No. 210/02, subsidiary Usina da Barra filed an application for injunction in connection with a writ of mandamus in order to suspend enforceability of taxes offset, to impede public authorities to enforce the debts. The injunction was obtained. The legal advisor in charge of the case considered that it involves a possible unfavorable outcome. The amount offset including restatement through to March 31, 2009 is R$157,525 (R$150,739 at April 30, 2008). Supported by the opinion of the legal advisors, management considers that it is not necessary to record a provision for this case.

ii)	Tax Delinquency Notice – Withholding Income Tax

In September 2006, Brazilian IRS issued a tax delinquency notice against the Company claiming unpaid withholding income tax on capital gain from subsidiary acquisition, which generated an administrative proceeding, involving possible loss in the opinion of the legal advisors, as such no related provision was recorded in the financial statements. The amount of this proceeding at March 31, 2009, including fine and interest, totaled R$161,440 (R$154,896 at April 30, 2008).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Judicial proceedings involving possible loss (Continued)

iii)	Other judicial proceedings involving possible loss

In addition to the aforementioned cases, there are other judicial proceedings against the Company and its subsidiaries of tax, civil and labor nature, which are not recorded due to their current status and the opinion of legal advisors that they involve possible favorable outcomes. These comprise the following:

	Company		Consolidated
	2009	2008	2009	2008

State VAT - ICMS	9,460	7,478	178,390	71,614
Contribution to IAA	-	-	73,184	47,191
Federal VAT - IPI	15,539	14,768	75,667	73,402
Social Security Contribution - INSS	11	11	1,839	14,132
PIS and Cofins	11,023	286	35,953	-
Civil and labor	38,401	36,096	219,016	56,925
Other	30,306	22,757	80,686	46,141
	104,740	81,396	664,735	309,405

Contingent credits

i)	IPI premium credit - BEFIEX

Subsidiary Usina da Barra has been discussing in court extemporaneous tax credits of approximately R$313,483 (R$294,679 at April 30, 2008), related to IPI premium credit  (Decree Law No. 491 dated March 5, 1969), on exports made under the special BEFIEX program, calculated in the period from May 1992 to March 2007. The legal advisors of the subsidiary consider that the case involves good chances of a favorable outcome. These tax credits have not been recognized nor used to offset other tax liabilities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Contingent credits (Continued)

ii)	Lawsuit for damages

On February 28, 2007, subsidiary Usina da Barra recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The referred to gain was recorded in the statement of income for the year, the contra entry being to noncurrent assets of the Company, in receivables from lawsuit for damages.

The Company is awaiting the final decision on the form of payment, which will probably be through government securities issued in connection with court ordered debts, to be received in 10 years, after a final decision is handed down. Based on the opinion of its legal advisors, the Company estimates that this litigation will last 3 years.

In 2008, there was review of the criteria for determining monetary restatement in the Federal Court Calculations Manual, which did not consider interest restatement as from January 2003. In view of this, subsidiary reversed at March 31, 2009, the amount of R$18,768 from its noncurrent assets, debited to the statement of income for the year, in financial income (expense), net account. Consequently, lawyers’ fees calculated in proportion to the assets, recorded in noncurrent liabilities, in other liabilities account, were reduced by R$2,253, credited to the same account in the statement of operations.

At March 31, 2009, these amounts totaled R$323,433 and R$38,812, corresponding to the referred to case and lawyers’ fees, respectively.

The subsidiary Usina da Barra has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting due to the procedural progress of such suits.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

15.	Shareholders’ equity

a)	Capital

At the Board of Directors’ Meeting held on November 19, 2007, the members unanimously approved capital increase of R$5,639 through issue of 922,947 new common shares, with no par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per common share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital now amounts to R$1,198,311, represented by 189,809,307 common registered uncertified shares without par value.

At the Extraordinary General Meeting held on December 5, 2007, a capital increase of R$1,736,700 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of R$21.00 each. On this date, the Company capital is represented by 272,509,307 common registered uncertified shares without par value, in the total amount of R$2,935,031.

At the Board of Directors’ Meeting held on December 11, 2007, the shareholders unanimously approved capital increase of R$237 through issue of 38,725 new common registered uncertified shares without par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital increased to R$2,935,268 on this date, represented by 272,548,032 common registered shares.

On January 23, 2008, the period for exercising the capital subscription right ended, as approved in the Extraordinary General Meeting of December 5, 2007. The parent company Cosan Limited subscribed and paid in 56,607,396 common shares in the amount of R$1,188,755, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to R$547,945.

As a result of the subscription of shares, the parent company now holds 152,939,440 common shares, representing 56.1% of the Company’s capital.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

15.	Shareholders’ equity (Continued)

a)	Capital (Continued)

On September 19, 2008, the Board of Directors’ meeting approved capital increase by R$880,000, through issue of 55,000,000 book entry common registered shares with no nominal value, for private subscription, at issue price of R$16.00 each. On said date, the Company’s capital started to be divided into 327,548,032 book entry common registered shares with no nominal value, in the total amount of R$3,815,268.

On October 22, 2008, the term for exercising the share subscription right that had been approved by the Board of Directors’ meeting of September 19, 2008 terminated. The controlling company Cosan Limited subscribed and paid 54,993,482 common shares in the amount of R$879,896, together with the share subscription and payment by minority shareholders of 6,518 common shares totaling R$104.

On March 6, 2009, at the meeting of the Board of Directors, shareholders unanimously approved a capital increase by R$4,502 through the issuance of 736,852 new registered uncertified common shares without par value, in the framework of the “Company’s Stock Option Plan”, in connection with the exercise of the aforesaid option by eligible executives, for the issuance price of R$6.11 per share, established on the terms of the stock option plan. As a consequence of the issuance of new shares, the Company’s capital amounted to R$3,819,770, comprising 328,284,884 registered uncertified common shares without par value.

As of March 31, 2009 the Company’s capital is represented by 328,284,884 registered common shares (272,548,032 at April 30, 2008), with no par value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

15.	Shareholders’ equity (Continued)

b)	Treasury shares

As decided at the Special General Meeting held on August 29, 2008, the shareholders owning 343,139 registered uncertified common shares without par value issued by Cosan exercised the right of retirement, through reimbursement of the amount of shares they owned at the end of August 12, 2008, thus regularly formalizing their retirement in relation to the acquisition of Usina Benálcool S.A. The amount paid on October 15, 2008 to the retiring shareholders was R$12.20 per share and reached R$4,186.

On March 31, 2009, the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$9.67.

c)	Recognized granted shares

These consist of the accounting record of the share-based plan (Note 22), in compliance with Brazilian FASB (CPC) Technical Pronouncement Nº 10 – Share-based payment, approved by Brazilian SEC (CVM) Resolution Nº 562/08.

d)	Stock purchase warrants

According to the meeting of the Board of Directors held on September 19, 2008, 1 (one) stock purchase warrant issued by the Company was assigned as an additional advantage to the subscribers for a new share, which shall entitle the holder to subscribe for Cosan’s shares through certain conditions. A total of 55,000,000 stock purchase single series warrants without part value will be issued. The holder will be entitled to subscribe for 0.6 (zero point six) of a common share, the delivery of fractional shares being voided. The stock purchase warrant will be valid from its issuance until December 31, 2009, and may be exercised at the holder’s discretion, except for the days a Company’s General Meeting is held, who shall express its intention through a request for exercise to be delivered in writing to Cosan. The price of exercise of each quantity of stock purchase warrants totaling 1 (one) share is R$16.00.

e)	Legal reserve and reserve for new investments and modernization

At March 31, 2009 the Company posted loss for the year, which was partially absorbed by these income reserves.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

16.	Management fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

17.	Financial income (expenses), net

	Parent Company		Consolidated
	2009	2008	2009	2008
Financial expenses
Interest (1)	(262,305)	(238,284)	(354,371)	(324,410)
Monetary variation losses	(5,117)	(9,223)	(41,607)	(50,830)
Exchange variation losses (2)	(609,136)	346,797	(643,250)	351,695
Results from derivatives (3)	(470,344)	(94,063)	(527,947)	(94,063)
CPMF (Tax on Financial Transactions) expenses	-	(14,848)	-	(19,701)
Interest and fees paid on advanced payment of Senior Notes 2009	-	(31,353)	-	(31,353)
Bank charges	(652)	(498)	(1,947)	(1,214)
	(1,347,554)	(41,472)	(1,569,122)	(169,876)
Financial income
Interest (1)	50,243	29,007	32,960	42,992
Monetary variation gains	1,300	1,978	8,568	33,825
Exchange variation gains (2)	237,300	(21,985)	69,562	(23,783)
Results from derivatives (3)	572,719	318,911	575,665	318,911
Earnings from marketable securities	46,992	71,685	64,591	82,432
Discounts obtained	212	346	357	(199)
	908,766	399,942	751,703	454,178
	(438,788)	358,470	(817,419)	284,302

(1)  Includes results from currency and interest rate swap contracts for the charges;
(2)  Includes foreign exchange gains (losses) on liabilities denominated in foreign currency; and.
(3)  Includes results from transactions in futures, options swaps and NDF.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

18.	Other operating income (expenses), net

	Parent Company		Consolidated
	2009	2008	2009	2008
Gain on divestitures, net of loss	-	-	167,857	-
Gain on sale of land	18,399	-	18,399	-
Gain on port operations	-	-	10,889	-
Setup (reversal) of loss on permanent equity interest (Note 8)	-	9,318	(1,581)	(83)
Revenues from rents and leases	2,114	1,162	6,187	3,727
Revenues from sale of scrap and waste materials	1,780	2,040	5,925	4,272
Setup of provision for judicial demands, net of reversal	(27,307)	(3,100)	(25,908)	(9,128)
Reversal of provision for losses on fixed assets	3,342	-	3,342	-
Net income (loss) on fixed asset disposals and others	5,793	667	14,749	4,702
	4,121	10,087	199,859	4,030

19.	Financial instruments

a)	Risk management

The Company and its subsidiaries are exposed to market risks, especially: (i) volatility in the price of sugar, and; (ii) volatility in foreign exchange rates. In order to manage these risks, the Company adopts policies and procedures approved by Management through its Risk Committee. These documents establish limits, continuous monitoring of exposures, counterparties and financial instruments approved for trading. Financial instruments and risks are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price exposure limits.

At March 31, 2009 and April 30, 2008, the fair values of transactions involving derivative financial instruments are as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

a)	Risk management (Continued)

				Notional value		Fair value
	Purpose	Market	Maturity	2009	2008	2009	2008 (*)	Gain/loss (**)
Price risk
Commodity derivatives
Futures contracts:
Sale commitments	Sugar hedge	NYBOT and LIFFE	3/31/09 to 9/30/09	423,550	928,182	9,638	(19,944)	9,638
Purchase commitments	Increase in average price	NYBOT	3/31/09 to 4/30/09	141	-	(9)	-	(9)
Options:
Sold	Increase in average price	NYBOT	3/31/09 to 9/30/09	149,021	185,722	(6,728)	(27,202)	7,271
						2,901	(47,146)	16,900

Foreign exchange risk
Foreign exchange derivatives
Futures contracts:
Sale commitments	Export cash flow hedge	BM&F Bovespa	3/31/09 to 4/30/09	861,787	-	7,384	-	7,384
Forward contracts:
Sale commitments	Export cash flow hedge	OTC registered with CETIP	3/31/09 to 1/31/10	427,510	1,293,300	(53,330)	53,076	(53,330)
Swap contracts	Senior Notes 2009 transaction cost hedge	OTC registered with CETIP	3/31/09 to 11/3/09	570,700	570,700	(6,828)	(45,696)	20,046
						(52,774)	7,380	(25,900)
						(49,873)	(39,766)	(9,000)
Total assets						17,022
Total liabilities						(66,895)

(*) On April 30, 2008, the fair value of derivatives was not accounted for, and was adjusted on May 1, 2008 (transition date), following adoption of CPC13 and 14.
(**) Gains and losses determined for fiscal year ended March 31, 2009, referring to outstanding items only.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

a)	Risk management (Continued)

Counterparties – The Company operates commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE). The Company operates foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP with banks Unibanco - União de Bancos Brasileiros S.A, Banco Bradesco S.A., Banco Itaú BBA S.A., Banco UBS Pactual S.A., Banco Barclays S.A. and Banco Morgan Stanley Witter S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. At March 31, 2009, the credit limit for the initial margin totals R$36,722 (R$98,445 at April 30, 2008). For operations with BM&FBovespa, the Company had R$111,026 in Bank Deposit Certificates (CDB) offered in guarantee at March 31, 2009. The Company’s OTC derivative operations do not require guarantee margins.

The results of operations involving derivative financial instruments settled during the period and included in the statement of income for the year ended March 31, 2009 and April 30, 2008 were as follows:

	Company		Consolidated
	2009	2008	2009	2008

Commodity derivatives	61,052	60,442	63,998	60,442
Foreign exchange derivatives	41,323	164,406	(16,280)	164,406
	102,375	224,848	47,718	224,848
Financial income (Note 17)	572,719	318,911	575,665	318,911
Financial expenses (Note 17)	(470,344)	(94,063)	(527,947)	(94,063)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk

The Company operates derivatives with a view to minimizing its exposure to changes in sugar prices in the international market. Derivative operations ensure minimum average profits for future production. The Company actively manages its positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations, in order to allow for adjustments to targets and strategies in response to market conditions.

At March 31, 2009, the Company had 609,972 sugar tons (1,896,241 tons at April 30, 2008) hedged by futures contracts traded on NYBOT and LIFFE, at an estimated fair value of R$9,629 (negative by R$19,944 at April 30, 2008, unrecorded). At March 31, 2009, the Company had 192,290 sugar tons (407,950 tons at April 30, 2008) linked to purchase options sold, with a positive adjustment to market value estimated at an estimated negative fair value of R$6,728 (negative by R$14,685 at April 30, 2008, unrecorded). The fair value of these derivatives was measured through observable factors, such as prices quoted on active markets.

Price risk: Commodity derivatives outstanding as of March 31, 2009
Derivative	Market	Contract	Screen date	Expiry date	Strike	Number of contracts	Average price	Fair price	Notional	Notional	Fair value
						lots
Futures contract - sale commitment	NYBOT	#11	May/09	30/Apr/09	-	7,237	281.49	279.33	367,663	239,608	1,847
Futures contract - sale commitment	NYBOT	#11	Jul/09	30/Jun/09	-	1,658	300.47	293.88	84,232	58,595	1,287
Futures contract - sale commitment	NYBOT	#11	Oct/09	30/Sep/09	-	2,590	331.25	310.41	131,580	100,910	6,350
Futures contract - sale commitment	LIFFE	#05	May/09	30/Apr/09	-	534	395.31	392.80	26,700	24,437	155
									610,175	423,500	9,638
Futures contract - purchase commitment	NYBOT	#11	May/09	30/Apr/09	-	4	298.95	279.33	(203)	141	(9)
Futures - subtotal									609,972	423,691	9,629

Options contract - written calls	NYBOT	#11	Jul/09	15/Jun/09	13.00	475	33.21	22.49	24,132	16,012	(1,256)
Options contract - written calls	NYBOT	#11	Jul/09	15/Jun/09	14.00	500	29.92	13.23	25,402	18,151	(778)
Options contract - written calls	NYBOT	#11	Jul/09	15/Jun/09	17.00	1,835	29.45	2.87	93,224	80,889	(619)
Options contract - written calls	NYBOT	#11	Oct/09	15/Sep/09	13.00	550	36.26	40.34	27,942	18,540	(2,610)
Options contract - written calls	NYBOT	#11	Oct/09	15/Sep/09	14.00	425	33.67	29.32	21,591	15,428	(1,466)
Options - subtotal									192,290	149,021	(6,728)
Total commodities									802,262	572,172	2,900

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk (Continued)

The Company estimates that is annual production of sugar, based on its currently installed capacity, is 3,600,000 tons. As a consequence, the Company estimates that the price of 2.03 months of its future production is hedged by derivative financial instruments as of March 31, 2009. On the same date, the Company estimates 0.64 month of its future production to be committed to put option contracts.

c)	Foreign exchange risk

The Company operates with derivatives in order to reduce its exposure to foreign exchange rate fluctuations on its export revenues. The derivative operations traded together with the sugar price derivatives ensure minimum average profits for future production. The Company actively manages its positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations, in order to allow for adjustments to targets and strategies in response to market conditions. The fair value of these derivatives was measured through estimates that use discounted cash flows based on market curves.

At March 31, 2009 the Company has US$574,670 thousand, (US$711,560 thousand at April 30, 2008) hedged by futures and forward contracts traded on BM&FBovespa and OTC, with an estimated negative market value of R$45,945 (positive by R$53,076 at April 30, 2008, unrecorded).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

Foreign exchange rate risk: Foreign exchange derivatives outstanding as of March 31, 2009
Derivative	Market	Contract	Screen date	Expiry date	Strike	Number of contracts	Average price	Fair price	Notional	Notional	Fair value
						lots
Futures contract - sale commitment		Dollar	May/09	30/Apr/09		7,415	2,35	2,32	370,750	861,787	7,384

Forward contract - sale commitment	OTC	NDF	May/09	30/Apr/09			2,08	2,32	40,420	83,900	(9,926)
Forward contract - sale commitment	OTC	NDF	Jun/09	31/May/09			2,28	2,34	17,100	39,069	(909)
Forward contract - sale commitment	OTC	NDF	Jul/09	30/Jun/09			1,93	2,36	35,000	67,531	(14,535)
Forward contract - sale commitment	OTC	NDF	Aug/09	31/Jul/09			2,27	2,37	23,894	54,324	(2,169)
Forward contract - sale commitment	OTC	NDF	Sep/09	31/Aug/09			2,10	2,38	45,706	96,037	(12,334)
Forward contract - sale commitment	OTC	NDF	Oct/09	30/Sep/09			2,10	2,40	15,800	33,205	(4,436)
Forward contract - sale commitment	OTC	NDF	Nov/09	31/Oct/09			2,05	2,41	8,000	16,400	(2,738)
Forward contract - sale commitment	OTC	NDF	Dec/09	30/Nov/09			2,06	2,42	9,000	18,525	(3,089)
Forward contract - sale commitment	OTC	NDF	Jan/10	31/Dec/09			2,06	2,44	8,000	16,514	(2,781)
Forward contract - sale commitment	OTC	NDF	Feb/10	31/Jan/10			2,01	2,45	1,000	2,006	(411)
Forward - subtotal									203,920	427,510	(53,330)
Total foreign exchange									574,670	1,289,296	(45,945)

The Company estimates that its annual export revenues, based on its currently installed capacity and expected prices of sugar and ethanol, according to its internal budget, is some US$1,250,000 thousand. As a consequence, the Company estimates that the foreign exchange rate of 5.52 months of its future export revenues is hedged by derivative financial instruments as of March 31, 2009.

The Company does not use derivative financial instruments to hedge its balance sheet foreign exchange exposure. At March 31, 2009 and April 30, 2008, the Company and its subsidiaries showed the following balance sheet foreign exchange exposure to the US dollar:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

	Consolidated
	2009		2008
	$R	US$ (thousand)	$R	US$ (thousand)
Amounts pending foreign exchange closing	48,969	21,151	6,308	3,739
Overnight	67,137	28,998	37,161	22,025
Trade notes receivable - foreign	162,822	70,327	116,769	69,209
Related parties	(383,479)	(165,635)	16,305	9,664
Foreign currency-denominated loans	(257,573)	(111,253)	(99,020)	(58,689)
Advances from customers	-	-	(14,803)	(8,774)
Senior Notes due in 2009	(86,456)	(37,343)	(60,415)	(35,808)
Senior Notes due in 2017	(936,704)	(404,589)	(686,559)	(406,922)
Perpetual bonds	(1,054,119)	(455,304)	(774,154)	(458,839)
Derivative financial instruments, net	(38,116)	(16,463)	67,102	39,771
Foreign exchange exposure, net	(2,477,519)	(1,070,111)	(1,391,306)	(824,624)

d)	Interest rate risk

The Company monitors fluctuations of the various interest rates to which its monetary assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At March 31, 2009, the Company had no interest rate derivative contracts.

e)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letter of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

f)	Debt acceleration risk

At March 31, 2009, the Company had loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants have been fully complied with by the Company and do not limit its ability to continue operating on a regular basis.

g)	Market value

At March 31, 2009 and April 30, 2008, the market value of cash and cash equivalents, and trade accounts receivable and payable approximates the respective amounts recorded in the consolidated financial statements, given their short-term nature.

The market value of the Senior Notes maturing in 2017, as described in Note 13, based on their market quotation, is 65.90% of their face value at March 31, 2009.

The market value of Perpetual Bonds, as described in Note 13, based on their market quotation, is 50.25% of their face value at March 31, 2009.

The market value of the other loan and financing agreements substantially approximates their related book value, given that these financial instruments are subject to variable interest rates.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

h)	Sensitivity analysis

In compliance with CVM Instruction No. 475, issued on December 17, 2008, a sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks considered significant by the Company, is shown below.

Sensitivity analysis assumptions

The Company adopted three scenarios for the sensitivity analysis: one probable scenario and two scenarios that may impair the fair value of the Company’s financial instruments. The probable scenario was defined based on sugar future market curves and on the US dollar rate at March 31, 2009, the same that determines the fair value of derivatives as of that date. The possible adverse and remote scenarios were defined using adverse impacts of 25% and 50% on the U.S. dollar and sugar price curves.

	Sugar #11	Sugar #05	Commercial US dollar rate
Source:	NYBOT	LIFFE	BMFBovespa
Unit:	¢US$/lb	US$/ton	R$/US$
Apr/09	-	-	2.3152
May/09	12.67	392.80	2.3244
Jun/09	-	-	2.3401
Jul/09	13.33	-	2.3556
Aug/09	-	390.50	2.3709
Sep/09	-	-	2.3851
Oct/09	14.08	392.50	2.3993
Nov/09	-	-	2.4120
Dec/09	-	392.50	2.4242
Jan/10	14.56	-	2.4377
Feb/10	-	-	2.4501
Mar/10	15.06	397.50	2.4613
Apr/10	-	-	2.4757

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity table

We present below the sensitivity table on variation of fair value of the Company’s financial instruments:

		Impacts on result*
	Risk factor	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures contracts:
Sale commitments	Sugar price increase	261	(104,587)	(209,434)
Purchase commitments	Sugar price decrease	-	(33)	(66)
Options:
Sold	Sugar price increase	5,745	(10,799)	(42,727)
Sugar exports (1)	Sugar price increase	(6,006)	115,419	252,227
Foreign exchange risk
Foreign exchange derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate increase	1,613	(213,834)	(429,280)
Forward contracts:
Sale commitments	R$/US$ exchange rate increase	(2,041)	(122,762)	(243,480)
Swap contracts	R$/US$ exchange rate decrease	(931)	(11,585)	(22,240)
Exports (2)	R$/US$ exchange rate increase	428	336,596	672,760
Balance sheet exposure, net (3)	R$/US$ exchange rate increase	(171,723)	(834,034)	(1,496,345)
		(172,654)	(845,619)	(1,518,585)
* Result forecast for 12 months as of March 31, 2009.

(1)
The sensitivity on sugar exports reflects the probable scenario and the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the future price of sugar in relation to the volume of sugar equivalent to notional in derivative financial instruments entered into in order to protect the Company against these fluctuations.

(2)
The sensitivity on exports reflects the probable scenario and the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the Brazilian real to the US dollar future exchange rate in relation to the volume of US dollars equivalent to notional in derivative financial instruments contracted in order to protect the Company against these fluctuations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity table (Continued)

(3)
Net exchange rate exposure of R$2,477,519, equivalent to US$1,070,111. The probable scenario considers that the balance sheet net exposure will be maintained over the next 12 months, and the foreign exchange rate projected for March 31, 2010 in relation to the rate as of March 31, 2009, which was R$2.3152/US$.

20.	Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows:

Products	2009	2008
Sugar (in tons)	6,084,000	5,068,000

The commitments by harvest period are as follows:

Harvest period	2009	2008
2008/2009	147,000	2,787,000
2009/2010	2,281,000	2,281,000
2010/2011	1,828,000	-
2011/2012	1,828,000	-
Total	6,084,000	5,068,000

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

20.	Commitments (Continued)

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was determined based on an estimation of the sugarcane to be milled in each geographic area. The amount to be paid by the Company will be determined at the end of each harvest period according to prices published by CONSECANA.

The purchase commitments (in Tons by harvest period) as of March 31, 2009 and April 30, 2008 are as follows:

Harvest period	2009	2008
2008/2009	-	16,541,028
2009/2010	18,294,022	14,872,415
2010/2011	15,597,478	12,222,226
2011/2012	13,667,154	10,729,106
2012/2013	9,754,713	7,226,406
2013/2014	5,701,801	4,133,558
Thereafter	8,229,349	6,356,969
Total	71,244,517	72,081,708

As of March 31, 2009, Cosan had a regular capacity to mill 45,000 thousand tons of sugarcane during each harvest period, considering all Company units.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of R$716,790 at March 31, 2009 (R$663,150 at April 30, 2008).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

20.	Commitments (Continued)

Leases

The Company and its subsidiaries are parties to operating lease agreements, primarily related to lands for the plantation of sugarcane and seaport rights of use (concession), which expire up to the next 20 years.

Minimum payments under operating leases are recognized on a straight-line basis over the term of the lease.  Expenses referring to such contracts during the years ended March 31, 2009 and April 30, 2008 were as follows:

	2009	2008
Minimum rentals	88,593	54,397
Contingent rentals	85,267	120,594
Total	173,860	174,991

Future lease payments under such contracts at March 31, 2009 and April 30, 2008 are:

	2009	2008
2009	-	62,458
2010	93,662	61,767
2011	96,363	61,225
2012	93,008	58,199
2013	86,058	52,189
2014	82,667	-
Thereafter	1,074,954	601,762
Total	1,526,713	897,600

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

21.	Insurance

At March 31, 2009, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventories and for buildings, equipment, installations and agricultural machines.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

The scope of our audit work did not include issuance of an opinion on the sufficiency of the insurance coverage, which, as determined by the Company management, was considered sufficient to cover any claims.

22.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

22.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

Stock option activity for the year ended March 31, 2009 is as follows:

	Shares	Weighted average exercise price
Outstanding at April 30, 2005	-	-
Options grant (BDM on 9.22.2005)	4,302,780	6.11
Outstanding at April 30, 2006	4,302,780	6.11
Year (BDM on 11.20.2006)	(1,132,707)	6.11
Loss of right (BDM on 11.20.2006)	(285,060)	-
Outstanding at April 30, 2007	2,885,013	6.11
Options grant (BDM on 9.11.2007)	450,000	6.11
Year (BDM on 11.19.2007)	(922,947)	6.11
Year (BDM on 12.11.2007)	(38,725)	6.11
Outstanding at April 30, 2008	2,373,341	6.11
Loss of right (BDM on 03.23.2009)	(165,657)	-
Year (BDM on 03.06.2009)	(736,852)	6.11
Outstanding at March 31, 2009	1,470,832	6.11

BDM – Board of Directors Meeting

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

22.	Stock option plan (Continued)

All exercised stock options had been settled with issue of new common shares up to March 31, 2009. Should the remaining options be also exercised with issue of new common shares, present shareholders would have their shareholding interest reduced by 0.4460% (0.8633% at April 30, 2008) after the exercise of all remaining options, without any effect on the Company results.

With publication of CPC 10 – Share-based payments, approved by CVM Rule No. 562, of December 17, 2008, the Company recognized the plan effects in its financial statements. The loss as of March 31, 2009 increased by R$11,473 and shareholders’ equity decreased by R$45,841. At March 31, 2009, the amount of R$9,978 referring to unrecognized remuneration cost relating to share options will be recognized in approximately 1.5 years (R$23,500 as of April 30, 2008, to be recognized in approximately 2.5 years).

The fair value of the options granted under the stock option plan was estimated from the binominal model, with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price – R$	6.11	6.11
Expected exercise (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted average fair value at grant date – R$	12.35	18.19

Expected Term – Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, for whom turnover is low.

Expected Volatility – The Company has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

22.	Stock option plan (Continued)

Expected Dividends – As the Company is newly public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – The Company considers the SELIC (Special System Settlement Custody) rate.

23.	Actuarial liabilities

a)	Pension fund

The main purpose of Previd Exxon - Sociedade de Previdência Privada, a closed private pension plan entity sponsored by Cosan CL (previously denominated Essobrás), established on December 23, 1980, is the supplementation of benefits, within certain limits established in the articles of incorporation, to those employees and related beneficiaries of the sponsoring entity entitled to such benefits as Government Social Security insured parties. Cosan CL calculated the effects of the procedures determined in NPC 26 issued by IBRACON (Brazilian Institute of Accountants).

b)	Actuarial liabilities

These refer to the responsibility of Cosan CL for supplementation of retirement and pension benefits regarding the voluntary resignation program, and the recording of pension plan. Such liabilities were calculated by an independent actuary and represent the present value of the benefits. The balances are recorded in noncurrent liabilities, under Actuarial liabilities, in the amount of R$60,378.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

23.	Actuarial liabilities (Continued)

b)	Actuarial liabilities (Continued)

The consolidated balance of the pension plan liability reserve and the changes in the year are as follows:

2009 (*)
Present value of actuarial liabilities on December 1, 2008	(355,900)
Cost of interest	(7,856)
Cost of current service	(1,348)
Benefits paid	3,989
Actuarial loss on obligation at the beginning of the year	239
Other	(1,462)
Present value of actuarial liabilities at year end	(362,338)

Fair value of plan assets on December 1, 2008	299,902
Expected earnings of plan assets	14,509
Contributions received by the fund	3,198
Benefits paid	(3,989)
Other	(16,389)
Fair value of plan assets at year end	297,231

Present value of liabilities in excess of asset fair value	(65,107)
Unrecognized actuarial gains	4,729
Actuarial liabilities	(60,378)

(*) Four-month period ended March 31, 2009.

For purposes of actuarial calculation, made by independent actuary pursuant to NPC 26, the following assumptions were adopted for the year ended March 31 2009:

Benefit plan	Defined benefit
Actuarial valuation method	Projected credit unit
Mortality table	AT 83 segregated by sex, down-rated by 10%
Discount rate for actuarial liability	Interest: 5,00% p.a. + inflation: 4.00% p.a.
Expected earnings rate of plan assets	Interest: 6,34% p.a. + inflation: 4.00% p.a.
Salary growth rate	1.50% + inflation: 4.00% p.a.
Rate of increase of estimated benefits	0.00% p.a. + inflation: 4.00% p.a.

The contributions made to Previd Exxon – Sociedade de Previdência Privada during the period from December 1 to March 31, 2009 by Cosan CL amounted to R$3,198.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

24.	Segment information (consolidated)

a)	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel and lubricants and others. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. The principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial customers in various sectors.

The fuel and lubricant segment includes distribution and sale of oil, its byproducts, ethanol, natural gas (GNV) and lubricants.

Others segment is comprised by selling cogeneration of electricity (generated from the burn of sugarcane bagasse), diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

24.	Segment Information (Consolidated) (Continued)

a)	Segment information (Continued)

Cosan reports net operating revenue and gross profit by operating segment, as follows:

	2009	2008
Net operating revenue by segment:
Sugar	1,805,081	1,428,746
Ethanol	1,156,689	1,119,095
Fuel and lubricants	3,106,000	-
Others	202,319	188,335
Total	6,270,089	2,736,176

	2009	2008
Gross profit by segment:
Sugar	491,994	181,501
Ethanol	87,159	122,164
Fuel and lubricants	189,883	-
Others	30,396	45,375
Total	799,432	349,040

b)	Net operating revenue by geographic area (unaudited)

The net operating revenue percentage by region is as follows:

	2009	2008
Brazil	73.6%	56.3%
Europe	18.5%	30.5%
Latin America, other than Brazil	5.0%	4.8%
Middle East and Asia	1.9%	4.8%
North America	0.9%	3.5%
Africa	0.1%	0.1%
Total	100.0%	100.0%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

24.	Segment Information (Consolidated) (Continued)

c)	Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of sugar:

Market	Costumer	2009	2008
International	Sucres et Denrées	21.1%	23.6%
	S.A. Fluxo	20.9%	11.2%
	Tate & Lyle International	9.7%	9.2%
	Cargill	8.2%	-
	Coimex Trading Ltd	6.9%	6.9%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of ethanol:

Market	Customer	2009	2008
International	Vertical UK LLP	55.4%	13.6%
	Sekab Biofuels & Chemicals	17.3%	-
	Morgan Stanley Capital Group Inc.	8.1%	2.9%
	Vitol Inc.	5.2%	3.5%
	Bauche Energy S.A.	5.1%	1.3%

Domestic	Shell Brasil Ltda.	27.0%	20.1%
	Euro Petróleo do Brasil Ltda.	17.8%	14.3%
	Petrobrás Distribuidora S.A.	8.5%	8.0%
	Cia Brasileira de Petróleo Ipiranga	9.4%	6.1%
	Tux Distribuidora de Combustíveis Ltda.	0.3%	5.7%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

24.	Segment Information (Consolidated) (Continued)

c)	Sales by principal customers (Continued)

Fuel and lubricants

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the four-month period ended March 31, 2009 as a percentage of either domestic or international sales of fuel distribution:

Market	Customer	2009
Domestic	TAM Linhas Aéreas S.A.	3.3%
	Mime Distribuidora de Petróleo Ltda.	1.5%
	Auto Posto Túlio Ltda.	1.2%
	Posto Iccar Ltda.	1.1%
	Iberia L. A. E.	1.0%

25.	Subsequent events

Corporate Reorganization with Nova América Group

On April 10, 2009, the Company and Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), holding company of Nova América Group, carried out integration of the port terminals of the Company and Teaçu Armazéns Gerais S.A. (“Teaçu”), owned by Rezende Barbosa.

Under the Agreement Memorandum and the Private Instrument for the Purchase and Sale of Shares executed on April 9, 2008 (see Note 1) and amended on this date, the port concessions and assets for sugar exports of the Company and Rezende Barbosa were centralized by Rumo Logística S.A. (“Rumo”), a wholly-owned subsidiary of Novo Rumo Logística S.A. (“Novo Rumo).

On June 2, 2009, there was execution of the merger protocol and rationale for the merger of Curupay S.A. Participações (Curupay), a subsidiary of Rezende Barboza, into the Company. On June 18, 2009, the merger was approved by the Special Shareholders’ Meetings of both groups. As from said date, the Company included in its shareholders’ equity the subsidiaries of Curupay, and started to hold 100% interest in Novo Rumo.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to financial statements (Continued)
March 31, 2009 and April 30, 2008
(In thousands of reais)

25.	Subsequent events (Continued)

Corporate Reorganization with Nova América Group (Continued)

The association between the groups took place through issue of 44,300,389 new common shares by Cosan, representing 11.89% interest, fully acquired by Rezende Barbosa. The merger resulted in capital increase of Cosan by R$334,172, from R$3,819,770 to R$4,153,942.

Negotiation with Shell do Brasil

On May 20, 2009, subsidiary Cosanpar Participações S.A. concluded the negotiations with Shell Brasil Ltda. for the execution of the aviation fuel business purchase and sale contract. On June 17, 2009, the negotiation was materialized for the amount of approximately US$75,000.

Approval of the Financial Statements

On June 19, 2009, the financial statements for the year ended March 31, 2009, were approved by the Company’s Board of Directors.

Approval of Law No. 11941/09

On May 27, 2009, Law No. 11941 was approved, resulting from conversion of Provisional Executive Order No. 449, of December 3, 2008, mentioned in these financial statements.

Item 4
COSAN S.A. INDÚSTRIA E COMÉRCIO

MANAGEMENT REPORT -- Continued
March 31, 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

MANAGEMENT REPORT
March 31, 2009

In compliance with legal and statutory provisions, Cosan S.A. Indústria e Comércio submits to its shareholders the Management Report and the corresponding Financial Statements, accompanied by the Independent Auditors Report, for the fiscal years ended March 31, 2009 and April 30, 2008, prepared in accordance with the accounting practices adopted in Brazil. The Financial Statements prepared in accordance with the accounting standards adopted in the United States of America (US GAAP), denominated in U.S. dollars, are available in the Investor Relations area on our website www.cosan.com.br. The Company also provides a detailed version of the Financial Statements as well as its earnings release on the website www.cosan.com.br/ri.

On August 29, 2008, the Company approved an alteration of the end of its fiscal year to March 31 of each year, seeking to conform its Financial Statements to the sugarcane harvest period. As a result, the statements of income, changes in shareholders’ equity, cash flows and value added for the fiscal year ended March 31, 2009, and the respective notes to these statements, consider an operational period of 11 months, and therefore are not directly comparable to the financial statements for the fiscal year ended April 30, 2008, which are provided for comparative purposes and encompass an operational period of 12 months.

MESSAGE FROM MANAGEMENT

The fiscal year just ended marked the Company’s history by its boldness and leadership vision within the sector. The acquisition of Esso Brasileira de Petróleo Ltda. (now Cosan Combustíveis e Lubrificantes S.A. - CCL) played an important role in Cosan's establishment of a new, broader and fully integrated business model that ranges from sugarcane cultivation, sugar and ethanol production and electric power cogeneration, to fuel sales and distribution in the domestic market.

The cogeneration projects launched this year, as well as the power sale agreements entered into with distribution companies and contracted through participation in energy auctions, will generate revenue of R$4.3 billion over the agreements’ duration of 15 years and generate a total of 28,000,000 MWh. This new and more stable cash flow for the group will minimize our risks, while significantly lowering the volatility of our future results and increasing visibility.

The incorporation of Radar Propriedades Agrícolas S.A. (“Radar”) in August 2008 allowed Cosan to take advantage of the potential for price appreciation of land properties, while maximizing return on invested capital of its operations involving the production and sale of sugar and ethanol.

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During the year, Cosan carried out various operations in the capital markets, using fixed-income and equity instruments to raise funds in order to implement with security its expansion strategy.

The original project for organic growth through the construction of new mills (greenfield) will conclude an important step with the operational startup in August of the Jataí module in the state of Goiás.

Capitalizing on the deterioration in the local scenario and the ensuing credit crisis, Cosan decided to resume acquisitions, announcing a partnership with Nova America Agroenergia with the aim of merging its assets related to the trading, logistics and industrial production of sugar and ethanol and electric power cogeneration. Accordingly, in June 2008, the Extraordinary Shareholders’ Meeting approved the merger of Curupay, the company resulting from the ownership restructuring of Nova América.

With the objective of cutting costs and maximizing results, as well as addressing one of the main bottlenecks affecting exports, Cosan decided to create Rumo Logística, which has the objective of commercial exploration of sugar and grain transportation from the interior region of São Paulo state to the Port of Santos. The agreement entered into with ALL for the rail transport of bulk sugar and other byproducts provides for investments by Rumo in new locomotives and railcars, as well as for the duplication, expansion and improvements to the rail network and terminals. To achieve these investments, Rumo plans to raise capital from a strategic partner in the project.

The next fiscal year will be characterized by other important challenges, mainly those related to the consolidation, integration and management of the various business lines of the Cosan group. Management knows that it can count on the concerted commitment of the entire Company to pursue the optimization of its costs and processes to capture more synergies, thereby continuing to assure it competitive advantages in the industry.

ECONOMIC AND INDUSTRY OVERVIEW

According to data from ÚNICA, the 2008/2009 harvest set new production records. Sugarcane crushing reached 505 million tonnes, representing a 17.1% increase against the 431 million tonnes crushed in the previous harvest. Ethanol and sugar production totaled 25.1 billion liters and 26.8 million tonnes, respectively. This level of production represented growth of 24.1% in ethanol and 2.1% in sugar in relation to the previous harvest, in line with forecasts.

ÚNICA production estimates for the 2009/2010 harvest in the Central-South region point to an 8.9% increase in sugarcane crushing to 550 million tonnes, compared with 505 million tonnes in the 2008/2009 harvest. Sugar production should reach 31.2 million tonnes, 16.6% higher than in the previous harvest. The forecast for ethanol production is 26.3 billion liters, with 7 billion liters of anhydrous ethanol and 19.3 billion liters of hydrous ethanol, 22.7 billion of which should be consumed in the domestic market, mainly to meet the demand from flex-fuel cars, which today account

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for approximately 90% of new car sales in Brazil. Even with mills maximizing the production of sugar, the production mix should remain at 42.1% of sugarcane allocated to the production of sugar and 57.9% to the production of ethanol.

In the year to June 1, crushed cane volume in the Central-South totaled 109.7 million tonnes, 43.6% up on the same period the previous year. Sugar production amounted to 5 million tonnes, for an increase of 57.4%. Ethanol production in the period, however, recorded growth of 40.5% to more than 4.6 billion liters. Of this total, hydrous accounted for 3.8 billion liters, or 62.8% more year-on-year, while anhydrous production contracted by 14.2% to 0.8 billion liters. However, due to certain technical characteristics, combined with the mills’ financing requirements, in this early part of the harvest, priority has been given to the production of ethanol, which represents 59.8% of the production mix, while sugar accounts for 40.2% of the sugarcane crushed.

In the international market, India, Pakistan, Dubai, European Union and Mexico are the main markets with the potential for expanding export volumes. Crushing figures in India for the 2008/2009 harvest ended in May indicate sugar production of 14.7 million tonnes, well below the 26 million tonnes produced in the previous harvest. The lower sugar production was mainly due to the contraction in cane planted areas as a result of: (i) the better returns offered by other crops such as wheat and rice; (ii) the lower yields due to the later than usual monsoons; and (iii) the lower use of fertilizers.

The current crop in India is expected to increase by some 4 million tonnes, already reflecting the higher international sugar prices, though this output is still significantly below the country’s annual consumption of approximately 22 million tonnes. With the aim of controlling domestic sugar prices, the Indian government approved: (i) the relaxing of its import policies; (ii) the exemption from import duties of raw and refined sugar imports until August 1 with no obligation to re-export the same quantity within two years; (iii) a law establishing for mills a mandatory volume of domestic sales, preventing mills from holding high levels of inventory; (iv) the prohibiting of new entrants in transactions on local stock exchanges in order to create a disincentive for speculative capital.

As a result, India could import approximately 3.6 million tonnes of sugar in the 2009/10 harvest, compared with exports of some 4 million tonnes in the 2007/08 harvest.

Other Asian countries also registered declines in production. Pakistani sugar production sank by nearly 1.6 million tonnes, chiefly due to the contraction in planted area and the lower yields. In addition, the Thai sugarcane harvest shrank by 9% to 66.4 million tonnes, reflecting the unfavorable weather conditions, competition from cassava and lower fertilizer use. In Australia, production in the current harvest could be adversely affected by approximately 5% due to the floods at the start of the first quarter of the year, and production could decline even further if the weather does not turn drier during the crushing season. Despite the expected improvement on the supply side in many of these Asian countries, estimates still point to a world shortfall of between 5 and 6 million tonnes, with the deficits coming mainly from Australia and the European Union. In addition, given the low world sugar inventories, prices should remain supported at high levels by solid fundamentals.

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OPERATING PERFORMANCE

Operating revenue

This fiscal year, the results began to consolidate the operations of Cosan Combustíveis e Lubrificantes S.A. (Cosan CL), encompassing 4 months of operations of this new acquisition. Cosan ended the fiscal year recording substantial improvements in operating results, with net operating revenue of R$6.3 billion, 132.2% higher than the R$2.7 billion reported in fiscal year 2008. Net revenue from Cosan CL was R$2.9 billion, 49.2% up year-on-year. This fiscal year, sugar and ethanol net revenues were 26.3% and 5.1% higher, respectively.

Sugar revenue increased by 26.3%, due to the 30.3% upturn in the average sugar sales price to R$592 per tonne and despite the 3.0% decline in sales volume to 3,051,700 tonnes.

Ethanol revenue grew by 5.1%, due to the 10.2% increase in average sales prices to R$787 per cubic meter and despite the 4.7% reduction in sales volume to 1,495,100 cubic meters.

Operating costs

In 2009, cost of goods sold totaled R$5,470.7 million, 129.2% up on the R$2,387.1 million recorded in 2008. The R$2,896.9 increase in operating costs from Cosan CL corresponds to a 53.0% upturn. Excluding the effects from Cosan CL, operating costs climbed by 7.8%.

In 2009, average sugar and ethanol unit costs rose by 8.6% and 14.6%, respectively, chiefly due to the price increase in terms of total recoverable sugar (TRS), which closed March 2009 at R$0.2782/kg, 13.9% higher the R$0.2443/kg TRS price obtained in the same period the year before by CONSECANA, the sugarcane growers’ council. In addition, we recorded a harvest shortfall of approximately 2,084,000 tonnes of own cane, which led to lower dilution of costs and consequently higher production costs. Finally, the decline in sucrose content from 144.1 kg per tonne of cane to 138.2 kg per tonne in the previous year also led to lower cost dilution and higher unit costs.

Selling expenses

Selling expenses stood at R$432.6 million in fiscal year 2009, 43.6% up on the previous year. This upturn in expenses was mainly fueled by Cosan CL’s R$114.7 million. In addition, Cosan AA presented an increase of R$16.5 million resulting from higher logistic expenses from ethanol exports and the hiring of external warehouses to store sugar.

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General and administrative expenses

General and administrative expenses closed the year at R$275.9 million, versus R$210.2 in 2008. This increase was chiefly due to the consolidation of R$24.8 million from Cosan CL. Cosan AA presented an increase of approximately R$40 million, R$11.5 million of which from accounting adjustments to comply with CPC 10 (stock option plans) and R$8 million from the new administrative structure at production units.

Financial result

The net financial result went from net financial income of R$284.3 million in 2008 to a net financial expense of R$817.4 million in 2009, chiefly due to the following factors: (i) the 37.2% devaluation in the Brazilian real against the U.S. dollar, which led to a foreign exchange loss of R$573.7 million (versus a foreign exchange gain of R$327.9 million in 2008), due to the high exposure of our debt to the dollar; (ii) the R$47.7 million gain from derivative instruments (versus R$224.8 million in 2008), due to the foreign exchange hedge and the sugar and ethanol price hedge; and (iii) the R$70.3 million in additional interest from new loans (Promissory Notes and BNDES financing).

Other operating revenue, net

Other operating revenue stood at R$199.9 million in 2009, chiefly due to the capital gains from the sale of holdings in Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. to Radar Propriedades Agrícolas S.A. for R$171.4 million.

Goodwill amortization

Non-cash expenses related to goodwill amortization totaled R$196.5 million in 2008, down by 2% on the R$201.4 million recorded last year, reflecting the goodwill amortization schedule related to past acquisitions.

Income and social contribution taxes

The positive income and social contribution tax result was calculated based on the respective 25% and 9% rates in effect and the calculation base adjusted by permanent differences. This result was added to existing assets, consisting of deferred charges on tax losses and the negative social contribution tax base, to be recognized within 10 years, in accordance with the expectation of the future earnings of the Company and its subsidiaries.

Net loss

The net loss was R$473.8 million, which was heavily influenced by the non-cash expenses with the foreign exchange loss and goodwill amortization that totaled R$770.2 million. In the previous fiscal year, the net loss was R$47.8 million. However, in that period the non-cash results from foreign exchange variation and goodwill amortization was a combined gain of R$126.5 million.

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FINANCIAL SITUATION

Gross financial debt totaled R$3,755.0 million at the end of 2009, 130.1% up on the R$1,631.8 million recorded in 2008, chiefly due to the issue of Promissory Notes of R$1,162.0 million in November 2008 and the BNDES funding for the financing of energy cogeneration projects of R$230.5 million. In addition, the exchange rate of R$2.3152/US$ considerably increased the value in Brazilian real of dollar-denominated debt.

Cosan has a comfortable liquidity position thanks to cash and cash equivalents of R$719.4 million at the end of fiscal year (not considering the US$198 million in cash held by the controlling shareholder Cosan Ltd.), with the focus on the debt profile and term, the bulk of net debt maturing in the long term (2017) or perpetual, a gross debt mix of 39:61 short-term/long-term and the group's cash position assuring ample liquidity.

INVESTMENTS

In 2009, investments totaled R$1,346.1 million, up by 27.8% on the R$1,053.1 million recorded in 2008. Both in 2009 and 2008, capex included disbursements for projects developed internally, especially the Jataí greenfield project, the brownfield expansion and the cogeneration projects. The table below presents a breakdown of capex in the fiscal year:

	2009	2008	Variation
	in million reais
Sugarcane planting	118.9	257.4	(138.6)	-53.8%
Inter-harvest industrial maintenance	144.4	155.0	(10.6)	-6.8%
Cogeneration projects	325.8	177.3	148.5	83.8%
Greenfield projects	455.4	93.9	361.5	385.2%
Other sugar, ethanol and fuel distribution projects	301.7	369.5	(67.9)	-18.4%
	1,346.1	1,053.1	293.0	27.8%

RESEARCH AND DEVELOPMENT

In 2002, we established a partnership with the University of Campinas (UNICAMP) to develop a geographic information system to improve the monitoring of our planted areas. Through this partnership, we developed a tool that monitors sugarcane planted areas using satellite images. This system provides inputs for more accurate production estimates and generates detailed information on the general state of our sugarcane farms, giving us an opportunity to improve agricultural procedures. We currently monitor all land where we produce sugarcane, including our own land, leased areas or supplier areas.

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We entered into partnerships with the following technological institutes for the development of new sugarcane varieties: Sugarcane Technology Center (CTC), of which we are the majority shareholder; Federal University of São Carlos (UFSCAR); and Agronomic Research Institute (IAC). The CTC is a private institution specializing in the research and development of new sugarcane varieties and new technologies for agricultural, logistics and industrial activities, as well as for the development of new sugarcane varieties. The center also developed biodegradable plastic (PHB) and biological pest control alternatives. In addition, it created VVHP sugar (very very high polarization sugar), which requires less energy to be processed, and developed the cogeneration technology. We analyzed the two best possible ways to use these new sugarcane varieties considering the different soil and weather conditions of the five main regions in São Paulo state.

We entered into an agreement with CanaVialis S.A. (“CanaVialis”) in June 2006 for the provision of a sugarcane genetic improvement program specifically developed for our mills. The Company has been obtaining benefits from its support services and the use of its biofactory, which enables us to reduce the time necessary for the production of cuttings and gives us access to new and improved sugarcane varieties through its genetic improvement program. In 2006, CanaVialis implemented an experimental station at our Destivale unit, which tests new sugarcane species especially selected for Cosan’s production structure.

We analyze and develop different inputs, machinery and agricultural tools to facilitate and improve sugarcane cultivation, also considering the varying conditions of our properties. We share this technology with our sugarcane suppliers so that they can obtain better quality sugarcane and higher returns.

ENVIRONMENTAL PROTECTION

Guided by eco-efficiency principles, Cosan’s operations are regulated by environmental licenses issued by the various applicable authorities in São Paulo state. Our units seek to develop and implement an integrated management system based on world-renowned management systems, such as  ISO 9001-2000, and plan to obtain ISO 14001 certification in the future.

The Company has performed, jointly with public agencies or independently, various activities that have positive impacts on the ecosystem of the communities in its area of influence. These activities include the revegetation of riverside forests; repopulation of rivers with fish; recovery of streams; forest fire fighting programs; implementation of green belts around industrial units; environmental landscaping and urban recovery of rivers; and river basin recovery projects. Cosan’s environmental policy has sought compliance with the following principles: (i) environmental management as a priority and determinant factor for sustainable development; (ii) continuous adjustment to the environmental legislation in force; (iii) adoption of recommendations resulting from technical and scientific advances in environmental preservation; (iv) use of resources to ensure the integration and balance between environmental protection and agricultural/industrial development.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

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In accordance with its policy, Cosan, together with three other partners, announced the realization in June 2008 of the first ethanol export shipment with a social-environmental seal and the verification of important sustainability criteria. This shipment to Sweden was the result of a pioneering agreement between Cosan and other ethanol producers and the Swedish company Sekab, the largest buyer of Brazilian ethanol in Europe. The agreement is an initiative of the companies involved in the operation, with the aim of taking the initial step in a process of continuous improvement in order to supply one of the most demanding consumer markets in the world. Note that the plants were able to meet the demands of the European consumer market without changing their current operational practices.

The major innovation of this agreement is the formal establishment of a confirmation process through an international and independent company which twice a year will conduct an audit of all production units to verify compliance with the following criteria: (i) the reduction of carbon dioxide emissions; (ii) minimum levels of mechanical harvesting; (iii) a commitment to environmental conservation in areas of native forest; (iv) a zero tolerance policy concerning child labor and informal/undocumented workers; (v) respect for minimum wage levels in the industry; and (vi) adherence to and compliance with the targets established by the Agro-Environmental Protocol.

In this way, the companies demonstrate their compliance with labor legislation, respect for environmental laws and the mechanized harvesting of sugarcane on at least 30% of level areas, with this percentage increasing to 100% within six years. They also reaffirm their commitment to adapt to the Agro-Environmental Protocol rules formalized with the State of São Paulo, which also establishes the abolishment by 2014 of the practice of burning sugarcane fields.

The partnership with Sekab further establishes a zero-tolerance policy for child labor and unorganized employment conditions at companies, as well as the preservation of tropical forest areas and the reduction of carbon dioxide emissions in all ethanol production processes to levels 85% below those registered in the equivalent use of gasoline.

At Cosan CL, we will continue all environmental projects, including the Esso-Mamirauá Environmental Education Program in Central Amazonia, the OndAzul Foundation aimed at preserving aquatic ecosystems, and the PiraCena Project to study and recover the Piracicaba River Basin in São Paulo state. Cosan CL has always been committed to maintaining high standards of safety, health and environmental preservation, managing its operations with the aim of preventing accidents and controlling fuel leakages and losses, as well as rapidly and efficiently responding to accidents and cooperating with industry organizations and authorized government agencies.

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HUMAN RESOURCES

On March 31, 2009, including the employees of our subsidiaries, we had 34,089 employees (45,249 employees on April 30, 2008), and this number increased to 43,480 employees on April 30, 2009. All our employees, including migrant rural and temporary workers, are formally hired directly by the Company in accordance with Brazilian labor laws.

The Company’s subsidiary, Cosan CL, has approximately 800 employees, most located in the cities of Rio de Janeiro and Curitiba, which are also hired in accordance with the applicable labor laws.

The Company maintains an excellent relationship with the trade unions that represents its employees, of which approximately 30% are unionized. The collective bargaining agreements and conventions to which we are a party or in which we negotiate directly last for 12 months. The Company complies with the applicable labor legislation, and strictly complies with all conditions agreed to in the collective bargaining instruments executed with the trade unions, which apply equally with no distinctions to both unionized and non-unionized employees.

Furthermore, as mentioned in the previous section, the Company reaffirmed its contractual agreement with a Swedish company, through which it pledge to fully respect labor laws, especially the zero tolerance policy for child labor and degrading working conditions. This commitment has always permeated Cosan’s conduct and continues to be fully respected by the Company.

We offer our employees, including our executives, benefit packages that include well balanced meals, healthcare, hospital and dental care, subsidies for buying medication, basic food staples or meal vouchers, group life insurance, scholarships, among other benefits applicable to the various internal publics. All our employees are entitled to participate in the profit-sharing programs, which are customized by area of operation and developed in accordance with the applicable legislation, and include the participation of worker commissions and representatives from trade unions, with compensation based on the achievement of targets and operating performance. The members of the Board of Directors are not entitled to these benefits.

In the previous fiscal year, we posted very positive results concerning Occupational Safety and Health. The corporate team was restructured to now include specialists in the areas of Management Systems, Hygiene, Ergonomics and Emergency Controls. This year, we developed projects that helped to reduce by more than 20% the Frequency Rate of accidents with leave in relation to the previous year. These projects included: Behavioral Excellence Programs (PROEX), Academic Programs in Occupational Accident and Hygiene Investigation and Analysis, Security Audits in the Agricultural and Industrial Areas and the 5 S’s Program.

The Company strengthened its professional training programs, with solid actions and investments in structured programs to develop managers, leaders and engineers through

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internal MBAs, as well as professional training in technical and production areas. Over the last year, we structured the foundation for a solid career and succession plan at the Company, and continued the merit-based performance and competency evaluation programs.

OWNERSHIP AND ADMINISTRATIVE RESTRUCTURINGS

During the fiscal year ended March 31, 2009, the main corporate and ownership operations conducted by the Company were:

•
On August 28, 2008, the Company incorporated Radar Participações S.A. with an initial capital injection of R$301.178 million, of which R$56.980 million was invested by Cosan on September 5, 2008, which now holds 18.92% of the capital stock, accompanied by the capital injections made by other shareholders in the amount of R$244.198 million, representing 81.08% of the capital stock. On December 19, 2008, the Company carried out a new capital increase in the amount of R$82.196 million, which was accompanied by a capital injection made by the other shareholders in the total amount of R$352.266 million, with no change in the equity interest held by said company. As a result of this transaction, the capital stock;

•
On October 2, 2008, Cosan subscribed 90% of the R$31.283 million capital increase in Cosan Operadora Portuária S.A. through credits with the company, which was accompanied by the subscription in the amount of R$3.476 million, corresponding to 10% of the capital increase, which was paid in by another shareholder in local currency.

•
On October 6, 2008, the Company carried out a capital increase in Cosanpar Participações Ltda. through the transfer of financial resources of R$557.379 million, corresponding to 557,378,790 registered common shares with no par value. On November 7, 2008, the company carried out a new capital increase in Cosanpar through the transfer of financial resources of R$1,149.400 million, corresponding to R$1,149.400 million registered common shares with no par value.

•
On December 1, 2008, we concluded the acquisition of Essobrás, whose current name is Cosan CL, and which holds the fuel distribution and sale, lubricant production and sale and specialty product assets of ExxonMobil in Brazil, through the payment of R$1,672.445 million and the payment of additional expenses related to the transaction of R$30.776 million, for an initial goodwill calculation of R$1,507.700 million;

•
On December 10, 2008, the Company announced the incorporation of Copsapar Participações S.A. with an initial capital injection of R$190.797 million, of which R$171.718 million was invested by Cosan, which now holds 90.00% of the capital stock, accompanied by a capital injection of  R$19.079 million by other shareholders, which now hold 10.00% of the capital stock;

•
On December 30, 2008, the indirect subsidiary Barra sold to Radar its interest in the capital stock of Nova Agrícola Ponte Alta S.A. and of Terras da Ponte Alta S.A., for the fully paid amounts of R$251.891 million and R$34.381 million, respectively, for a capital gain on these transactions of R$109.513 million. In addition, due to the initial adoption of Law 11,638/07 and Executive Order 449/08, the Company retroactively to April 30, 2008, the transition date, effected the full reversal of the revaluated balances. As a result of this transaction, Barra also recognized capital gains related to this transaction of R$61,867 million, which was recognized under income.

OUTLOOK

The current fiscal year began already with important events for the Cosan Group. On April 10, 2009, the group effected an ownership transaction through which Rumo Logística S.A. was officially incorporated with assets, holding 100% interests in Cosan Operadora Portuária S.A. and Teaçu Armazéns Gerais S.A. On June 18, 2009, Curupay S.A. Participações was acquired, effectively including under the umbrella of the Cosan Group the company Nova América Agroenergia S.A., as well as the other companies acquired from the Rezende Barbosa group. In addition, on June 17, 2009, we divested the jet fuel distribution business, since it was not aligned with our strategic plan. Consequently, we prepared the Company for record production levels in the fiscal year, which will easily exceed the mark of 50 million tonnes of sugarcane processed.

We also should continue with our plans to invest in the electric power cogeneration fired by biomass in the ethanol production unit at Jataí, Goiás. These projects are in line with our Mission of “providing increasingly cleaner and more renewable energy to improve the quality of life of people.”

On the operational front, we have prepared ourselves for a year with excess sugarcane, which includes the sugarcane not cut in the previous harvest that is now enjoying better weather conditions this season. Regarding our markets, the solid fundamentals in the international sugar market have improved the prospects for our business. Nevertheless, domestic and international ethanol prices still remain below the cost of production. Lastly, the uncertainties brought by the severe global financial crisis still pose challenges in relation to demand for fuels and lubricants. These factors indicate to us a year of good prospects as well as major challenges.

On the financial front, we are also preparing for a challenging year. Our projects involve the realignment of our debt terms to match the maturity date of the Promissory Notes acquired in connection with the acquisition of Cosan CL, as well as the realignment of the terms and restrictive clauses of the debt of Nova América Agroenergia S.A. and Nova América Trading S.A. that were assumed with the merger of Curupay S.A. Also this year, we continued our partnership with BNDES for the financial support of our investment projects in clean and renewable energy.

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In short, the coming fiscal year will represent yet another step forward in the construction of the Cosan group in line with our vision of becoming a global reference in clean and renewable energy. We look forward to higher production, better results, more investments and, above all, offering more energy for a better life.

INVESTOR RELATIONS

The Company carried out its initial public offer on the São Paulo Stock Exchange (BOVESPA) in November 2005, and was listed on the Novo Mercado, the listing segment with the highest level of corporate governance on the exchange. The Company’s controlling shareholder, Cosan Limited, carried out its initial public offer on the New York Stock Exchange (NYSE) in August 2007. The Cosan Group is a pioneer in the sugarcane and ethanol industry, and was the first Brazilian group with shares listed both in Brazil and in the United States of America.

Cosan is a publicly held company. On March 31, 2009, its capital stock corresponded to 328,284,884 registered, book-entry common shares with no par value (272,548,032 on April 30, 2008).

The Company’s relationship with the financial community and investors is based on the transparent disclosure of information in accordance with legal and ethical principles. The Investor Relations department maintains contact with investors and market analysts, sponsoring events to disclose information concerning the Company’s performance. Cosan maintains an investor relations website containing specific and segmented information aimed at its various stakeholders: analysts, institutional investors and individual investors.

CORPORATE GOVERNANCE

Cosan conducts its operations in accordance with good corporate governance practices. The Company has been listed on the Novo Mercado, the segment of the São Paulo Stock Exchange (BOVESPA) with the highest corporate governance, since its initial public offer in the Brazil in 2005, and is subject to arbitration under the Market Arbitration Chamber, as stated in the Commitment Clause in its Bylaws.

To assure the transparency of its management and business for the benefit all shareholders and investors, the Company has an information disclosure policy through which it establishes rules and procedures for the Company’s executives and employees with access to information and material facts. The policy defines the criteria, dates and persons responsible for disclosing this information to investors in order to guarantee that the information is widely disclosed to the market in a transparent fashion and on an equal basis.

In September 2008, the Company adopted and disclosed the code of ethics for its board members, executive officers and employees, except for the company Cosan

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Combustíveis, where this process is still in the implementation phase, which should be concluded by the end of the next fiscal year.

The Company’s controlling shareholder was the first Foreign Private Issuer (FPIs) in its industry to be listed on the New York Stock Exchange. Therefore, the Company implemented internal control procedures to adjust to the requirements of Section 404 of the Sarbanes-Oxley Act (SOX) that are based on the internal control methodology established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company also complied with Section 302 of the same act, which determines that executive officers must declare that they are personally responsible for the information disclosure controls and procedures. The Company is continuously improving its internal processes and ratifying its commitment to corporate governance best practices.

Board of Directors – Cosan’s Board of Directors is composed of nine members, of which three are independent.  On August 29, 2008, the members of the Company’s Board of Directors were reelected at the Annual Shareholders’ Meeting for a two-year term of office.

Audit Board – The Company’s audit board was constituted on August 30, 2007, and is composed of three members, all with a one-year term of office. In line with the transparency and corporate governance policy, the Audit Board holds quarterly meetings to accompany the administrative acts and analyze the Company's financial statements.

Executive Board – This board is responsible for directly managing the Company's businesses, and is composed of one Chief Executive Officer and three Vice-Chief Executive Officers, who are elected by the Board of Directors for a two-year term of office, which can be automatically extended until the effective installation of the members elected subsequently.

RELATIONSHIP WITH EXTERNAL AUDITORS

The Company's policy for contracting services from the independent auditors that are not related to the external audit is based on the principles of preserving their independence. According to generally accepted international standards, these principles include the following: (a) the auditor may not audit its own work; (b) the auditor may not exercise management functions at its client, and (c) the auditor may not legally represent the interests of its clients.

In accordance with CVM Instruction 381/03, we list below information on the services provided by our independent auditing firm Ernst & Young Auditores Independentes S.S. and the related parties that during the current fiscal year had connections with Cosan S.A. Indústria e Comércio and its subsidiaries and affiliates belonging to the same group as the Company.

COSAN S.A. INDÚSTRIA E COMÉRCIO

MANAGEMENT REPORT -- Continued
March 31, 2009

Nature	Period

Advisory services to revise profiles of access to IT systems in the amount of R$627,000.	Between August 2008 and January 2009

ACKNOWLEDGMENTS

The management of Cosan S.A. Indústria e Comércio thanks all of its shareholders, clients, suppliers and financial institutions for the support and confidence they have placed in the Company, with special thanks to its employees for their dedication and effort.

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The non-financial information in this report was not audited by our independent auditors.